As filed with the U.S. Securities and Exchange Commission on May 15, 2023

Registration Nos. 333-270851

and 333-270851-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY	SIGECO SECURITIZATION I, LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

Indiana	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

0000092195	0001968445
(Central Index Key Number)	(Central Index Key Number)

35-0672570	92-2762878
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

211 NW Riverside Drive Evansville, IN 47708 (812) 491-4000	211 NW Riverside Drive, Suite 800-04 Evansville, IN 47708 (812) 491-4141
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Monica Karuturi

Executive Vice President and General Counsel

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

(713) 207-1111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Timothy S. Taylor Clinton W. Rancher Jamie L. Yarbrough Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 (212) 309-1071

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 15, 2023

PRELIMINARY PROSPECTUS

$341,450,000 Series 2023-A Senior Secured Securitization Bonds

Southern Indiana Gas and Electric Company

Sponsor, Depositor and Initial Servicer

Central Index Key Number: 0000092195

SIGECO Securitization I, LLC

Issuing Entity

Central Index Key Number: 0001968445

Tranche	Expected weighted average life (years)	Principal amount offered*	Scheduled final payment date	Final maturity date	Interest rate		Initial price to public		Underwriting discounts and commissions		Proceeds to issuing entity (before expenses)	CUSIP	ISIN
A-1		$218,000,000				%		%		%	$
A-2		$123,450,000				%		%		%	$
*	Principal amounts are approximate and subject to change.

The total initial price to the public is $                . The total amount of the underwriting discounts and commissions is $                . The total amount of proceeds to the issuing entity before deduction of expenses (estimated to be $                ) is $                . The distribution frequency is semi-annually. The first scheduled payment date is             , 2024.

Investing in the Series 2023-A Senior Secured Securitization Bonds involves risks. Please read “Risk Factors” beginning on page 18 to read about factors you should consider before buying the securitization bonds.

Southern Indiana Gas and Electric Company (“SIGECO”), as “depositor”, is offering up to $341,450,000 aggregate principal amount of Series 2023-A Senior Secured Securitization Bonds (the “securitization bonds”) in two tranches to be issued by SIGECO Securitization I, LLC, a Delaware limited liability company (the “issuing entity” or “us”) and wholly owned subsidiary of SIGECO. SIGECO is the “seller,” the “initial servicer” and the “sponsor” with regard to the securitization bonds. The securitization bonds are senior secured obligations of the issuing entity and will be secured by the securitization property (the “securitization property”) consisting of the right to bill and collect securitization charges (the “securitization charges”) from all retail consumers receiving electric service from SIGECO as of January 4, 2023 (the date of the financing order), including any retail customer of SIGECO that switches to new on-site generation after the date of the financing order, and any future retail electric customers during the term of the securitization bonds. The securitization charges are subject to the true-up mechanism described herein. The true-up mechanism shall be used to make necessary corrections at least annually, to (a) adjust for the over-collection or under-collection of securitization charges, or (b) to ensure the timely and complete payment of the securitization bonds and other required amounts and charges in connection with the securitization bonds. In addition to the annual true-up, at least monthly, the servicer will review, and update as appropriate, the data and assumptions underlying the calculation of the securitization charges, and periodic true-ups as required in the servicing agreement will be performed as necessary to ensure that the amount collected from securitization charges is sufficient to pay principal and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds. There will also be true-up adjustments at least quarterly for the securitization bonds remaining outstanding during the year immediately preceding the scheduled final payment date for the longest maturing tranche of the securitization bonds. The primary forms of credit enhancement for the securitization bonds will be provided by such true-up mechanism, as well as by general, excess funds and capital subaccounts held under the indenture governing the securitization bonds.

Each securitization bond will be entitled to interest on                      and                      of each year, beginning on                      , 2024. The first scheduled payment date is                      , 2024. Interest on the securitization bonds will accrue from the date of issuance. On each payment date, scheduled principal payments shall be paid sequentially in accordance with the expected sinking fund schedule in this prospectus, but only to the extent funds are available in the collection account after payment of certain fees and expenses and after payment of interest.

The securitization bonds represent obligations only of the issuing entity, SIGECO Securitization I, LLC, and are secured only by the assets of the issuing entity, consisting principally of the securitization property and related assets to support its obligations under the securitization bonds. Please read “Description of the Securitization Bonds—The Security for the Securitization Bonds,” and “Description of the Securitization Property” in this prospectus. The securitization property includes the right to impose, collect and receive securitization charges from SIGECO’s electric customers in amounts sufficient to make payments on the securitization bonds, as described further in this prospectus. SIGECO and its affiliates, other than the issuing entity, are not liable for any payments on the securitization bonds. The securitization bonds are not a debt or obligation of the State of Indiana or any of its political subdivisions, agencies or instrumentalities and are not a charge on its or any of its political subdivisions, agencies or instrumentalities’ full faith and credit or taxing power.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the securitization bonds through the book-entry facilities of The Depository Trust Company for the accounts of its participants including Clearstream Banking, S.A. and Euroclear Banks SA/NV, as operator of the Euroclear System against payment on or about              , 2023. There currently is no secondary market for the securitization bonds, and we cannot assure you that one will develop.

Barclays	Citigroup
Structuring advisor and joint bookrunner	Joint bookrunner

The date of this prospectus is                     , 2023.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission or SEC. This prospectus provides information about us, the securitization bonds and SIGECO, as depositor, sponsor and initial servicer. This prospectus describes the terms of the securitization bonds offered hereby. You should carefully review this prospectus, any free writing prospectus the issuing entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”

References in this prospectus to the terms “we,” “us,” “our” or “the issuing entity” mean SIGECO Securitization I, LLC. References to “SIGECO,” “the sponsor,” “the initial servicer,” “the depositor” or “the seller” mean Southern Indiana Gas and Electric Company, an Indiana corporation. References to “CenterPoint Energy” mean CenterPoint Energy, Inc., a Texas corporation and the ultimate parent company of SIGECO. References to “the securitization bonds” mean our Series 2023-A Senior Secured Securitization Bonds offered pursuant to this prospectus. References to “the servicer” refer to SIGECO and any successor servicer under the servicing agreement referred to in this prospectus. References to the “Securitization Act” mean Senate Enrolled Act 386, adopted by the Indiana General Assembly in 2021 and codified at Ind. Code ch. 8-1-40.5, which allows electric utilities with “qualified costs” (as defined in the Securitization Act) that are at least five percent of the electric utility’s total jurisdictional electric rate base to finance the retirement of electric utility generation assets through the issuance of securitization bonds. Unless the context otherwise requires, the term “electric customer” means all retail consumers receiving electric service from SIGECO as of January 4, 2023 (the date of the financing order), including any retail customer of SIGECO that switches to new on-site generation after the date of the financing order, and any future retail electric customers during the term of the securitization bonds. We also refer to the Indiana Utility Regulatory Commission as “the Indiana commission.” You can find a glossary of some of the other defined terms we use in this prospectus on page 141 of this prospectus.

We have included cross-references to sections in this prospectus where you can find further related discussions. You can also find references to key topics in the table of contents.

You should rely only on the information contained in this prospectus. Neither we nor any underwriter, agent, dealer, salesperson, the Indiana commission or SIGECO has authorized anyone else to provide you with any different information. Neither we nor any underwriter, agent, dealer, salesperson, the Indiana commission or SIGECO take any responsibility for, nor provide any assurance as to the reliability of, any different information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell the securitization bonds in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus.

We expect to deliver the securitization bonds against payment for the securitization bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the                      business day following the date of pricing of the securitization bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade securitization bonds on the date of pricing or the succeeding                      business days will be required, by virtue of the fact that the securitization bonds initially will settle in T +                     , to specify alternative settlement arrangements to prevent a failed settlement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this prospectus, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements may be “forward-looking statements” within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements relate to our ability to pay principal and interest on the securitization bonds when scheduled to be paid, the ability of our servicer to collect securitization charges, the value of the securitization property, the outcome of regulatory, administrative and legal proceedings, market conditions and other matters. Actual results may differ materially from those

v

expressed or implied by these statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words.

We have based our forward-looking statements on beliefs and assumptions based on information reasonably available at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

•	industrial, commercial and residential growth in SIGECO’s electric service territory and changes in market demand, including the effects of energy efficiency measures and demographic patterns;

•

SIGECO’s ability to successfully construct, operate, repair and maintain electric generating facilities, including complying with applicable environmental standards and the implementation of a well-balanced energy and resource mix;

•	economic conditions in SIGECO’s electric service territory, including inflation, interest rates and instability of banking institutions, and their effects on sales, prices and costs;

•	weather variations and other natural phenomena, including the impact of severe weather events on SIGECO’s operations, capital and legislation;

•

public health threats, such as COVID-19, and their effect on SIGECO’s operations, business and financial condition, the electric utility industry and the communities that SIGECO serves, U.S. and world financial markets and supply chains, potential regulatory actions and changes in electric customer and stakeholder behavior relating thereto;

•

state and federal legislative and regulatory actions or developments affecting various aspects of SIGECO’s business, including, among others, energy deregulation or re-regulation and actions regarding the rates charged by SIGECO;

•

direct or indirect effects on SIGECO’s facilities, resources, operations and financial condition resulting from terrorism, cyber attacks or intrusions, data security breaches or other attempts to disrupt its business or the businesses of third parties, or other catastrophic events such as fires, ice, earthquakes, explosions, leaks, floods, droughts, hurricanes, tornadoes and other severe weather events, pandemic health events or other occurrences;

•	the impact of unplanned facility outages or other closures;

•	non-payment for SIGECO’s services due to financial distress of its electric customers;

•	timely and appropriate regulatory actions;

•

changes in technology, particularly with respect to efficient battery storage or the emergence or growth of new, developing or alternative sources of generation, and their adoption by SIGECO’s electric customers;

•	the accuracy of the servicer’s estimates of growth in SIGECO’s electric customer base; and

•	the accuracy of the servicer’s forecast of electric customers and/or the payment of securitization charges.

These and other factors may affect the value of the securitization bonds. We urge you to consider these factors and to review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks associated with an investment in the securitization bonds.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and other than as required under securities laws, we undertake no obligation to update or revise any forward-looking statements.

PROSPECTUS SUMMARY OF TERMS

The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. There is more detailed information in this prospectus. To understand all of the terms of the offering of the securitization bonds, carefully read this entire prospectus. You should carefully consider the Risk Factors beginning on page 18 of this prospectus before you invest in the securitization bonds.

Securities offered:	$341,450,000 Series 2023-A Senior Secured Securitization Bonds, scheduled to pay principal semi-annually in accordance with the expected amortization schedule. Only the securitization bonds are being offered through this prospectus.

Tranche	Principal Amount*
A-1	$218,000,000
A-2	$123,450,000

* Principal amounts are approximate and subject to change

Issuing Entity and Capital Structure:	SIGECO Securitization I, LLC is a direct, wholly owned subsidiary of SIGECO and a limited liability company formed under Delaware law. We were formed solely to purchase and own the securitization property, to issue the securitization bonds, and to perform activities incidental thereto. Please read “SIGECO Securitization I, LLC, The Issuing Entity” in this prospectus.

In addition to the securitization property, our assets will include a capital investment by SIGECO (and not from the proceeds of the sale of the securitization bonds) which will be equal to 0.50% of the original principal amount of the securitization bonds (to be held in the capital subaccount). We will also have an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments on the securitization bonds have been timely made.

Issuing Entity’s address:	211 NW Riverside Drive, Suite 800-04, Evansville, IN 47708

Issuing Entity’s telephone number:	(812) 491-4141

Depositor, Seller, Initial Servicer and Sponsor:	SIGECO is an operating public utility incorporated under Indiana law. As of December 31, 2022, SIGECO provided energy delivery services to 151,651 electric customers and 115,145 gas customers located near Evansville in southwestern Indiana. Of these customers, 87,560 receive combined electric and gas distribution services. SIGECO also owns and operates electric generation assets to serve its electric customers and optimizes those assets in the wholesale power market. SIGECO’s retail public utility operations are subject to regulation by the Indiana commission.

SIGECO, acting as the initial servicer, and any successor servicer, referred to in this prospectus as the “servicer,” will service the securitization property securing the securitization bonds under a servicing agreement with us. Please read the section entitled “The Depositor, Seller, Initial Servicer and Sponsor” in this prospectus. Neither SIGECO nor any other affiliate (other than us) is an obligor on the securitization bonds.

SIGECO’s address:	211 NW Riverside Drive, Evansville, Indiana 47708

SIGECO’s phone number:	(713) 207-1111

Trustee:	U.S. Bank Trust Company, National Association. Please read “The Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.

Purpose of transaction:	Indiana investor-owned electric utilities are in the process of transitioning from aging generation resource portfolios, heavily reliant on coal, to more diverse portfolios consisting largely of renewable resources and natural gas, with coal playing a much smaller role. SIGECO plans to retire its A.B. Brown 1 and 2 coal-powered generation units within the next 12 months.

This issuance of the securitization bonds will enable SIGECO to recover qualified costs related to the planned retirements of these coal-powered electric generation units. Please read “SIGECO’s Financing Order” in this prospectus.

Transaction overview:	The Securitization Act was enacted in 2021 by the Indiana General Assembly to allow certain electric utilities to use securitization, through the issuance of securitization bonds, secured by securitization property, to recover qualified costs associated with the retirement of certain qualifying electric generation facilities through the collection of securitization charges from customers of the electric utility.

Qualified costs include the net original cost of the facility and any associated investments, and as adjusted for depreciation, costs for removal or restoration, any investment tax credits for the facility, costs of issuing, supporting and servicing securitization bonds, taxes for recovery of securitization charges, and any costs of retiring and refunding existing debt securities related to the securitization bonds. The total expected qualified costs for the retirement of SIGECO’s A.B. Brown 1 and 2 coal-powered generation units are approximately $359.8 million.

Under the Securitization Act and the financing order, SIGECO’s electric customers will pay securitization charges, which are non-bypassable charges included in their monthly bills. These charges will fund payments of principal and interest on the securitization bonds, as well as other financing costs. Unless the context implies otherwise, references in this prospectus to the “financing order” are to the financing order issued by the Indiana commission in SIGECO’s Cause No. 45722 on January 4, 2023.

On January 4, 2023, the Indiana commission approved SIGECO’s application, as modified by the Indiana commission’s financing order. Accordingly, the Indiana commission: (1) approved the securitization on the terms described in the financing order; (2) authorized, subject to the terms of the financing order, SIGECO to issue securitization bonds for reimbursement of qualified costs in an amount not to exceed $350,125,000; (3) authorized SIGECO to impose, collect, and receive securitization charges over the life of the securitization bonds (not to exceed 20 years) to recover total qualified costs, including costs incurred to issue the securitization bonds and ongoing costs to maintain the securitization bonds (“financing costs”), in the amount currently estimated to be $359,768,025; (4) approved the structure of the proposed securitization financing through an issuance advice letter process; (5) approved the encumbrance of the securitization property with a valid and enforceable lien and security interest; (6) approved the adjustment mechanism set forth in the financing order to account for over-collections and under-collections of securitization charges and ensure recovery of amounts sufficient to provide all payments of debt service and other required amounts and charges in connection with the securitization bonds; and (7) approved the forms of tariff, as provided in the financing order, to implement securitization charges and any credits or rate reductions to remove qualified costs from SIGECO’s existing rates.

The primary transactions underlying the issuance and sale of the securitization bonds are as follows:

•	SIGECO will transfer and sell the securitization property to us in exchange for the net proceeds from the sale of the securitization bonds,

•	we will sell the securitization bonds, which will be secured primarily by the securitization property, to the underwriters named in this prospectus, and

•	SIGECO will act as the initial servicer of the securitization property.

The securitization bonds are not obligations of the trustee, our managers, SIGECO or of any of their affiliates other than us. The securitization bonds are also not debt or obligations of the State of Indiana, the Indiana commission or any other public subdivision, agency or instrumentality of the State of Indiana.

Parties to Transaction and Responsibilities

The following chart represents a general summary of the parties to the transactions underlying the offering of the securitization bonds, their roles and their various relationships to the other parties:

SIGECO Electric Customers
(approximately 152,000 as of December 31, 2022)
Pay the securitization charges
Approves the securitization charges on electric customer bills
Indiana Utility Regulatory Commission
(Indiana commission)
Calculates the securitization charges to meet the expected amortization schedule;
Prepares true-up filings;
Submits filings to the Indiana commission
Southern Indiana Gas and Electric Company (SIGECO)
(Seller and Initial Servicer)
Remits collections of securitization charges
Purchases the securitization property from SIGECO
Trustee
SIGECO Securitization I, LLC
(Issuing Entity)
Pays principal and interest semi-annually on the securitization bonds
Issues the securitization bonds and receives the net proceeds from the bond issuance
Bondholders

Flow of Funds

The following chart represents a general summary of the flow of funds:

The security for the securitization bonds:	The securitization bonds will be secured by the trust estate under the indenture. The principal asset of the trust estate will be the securitization property. The Securitization Act and financing order provide for the creation and establishment of the securitization property, which is a present property right for purposes of contracts concerning the sale or pledge of property, in favor of SIGECO, its transferees and other financing parties, to impose, collect and receive securitization charges from SIGECO’s electric customers, as well as to obtain periodic adjustments to such charges as provided in the financing order. In addition, the securitization property consists of all revenue, collections, payments, money or proceeds arising from the aforementioned rights and interests.

The indenture’s trust estate will also consist of:

•

our rights under the sale agreement pursuant to which we will acquire the securitization property, under an administration agreement and under the bill of sale delivered by SIGECO pursuant to the sale agreement,

•	our rights under the servicing agreement and any subservicing, agency, intercreditor or collection agreements executed in connection with the servicing agreement,

•	the collection account for the securitization bonds and all subaccounts of the collection account,

•	all rights to compel the servicer to file for and obtain periodic adjustments to the securitization charges in accordance with the Securitization Act and the financing order,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing,

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, other than any cash released to us by the trustee on any payment date to be distributed to SIGECO as a return of its invested capital in us, and

•	all payments on or under and all proceeds in respect of any or all of the foregoing.

The subaccounts consist of a capital subaccount, which will be funded at closing in the amount of 0.50% of the initial aggregate principal amount of the securitization bonds, a general subaccount, into which the servicer will deposit all securitization charge collections, and an excess funds subaccount, into which we will transfer any amounts collected and remaining on a payment date after all payments to securitization bondholders and other parties have been made. Amounts on deposit in each of these subaccounts will be available to make payments on the securitization bonds on each payment date. For a description of the securitization property, please read “Description of the Securitization Property” in this prospectus.

For a description of the securitization bonds, please read “Description of the Securitization Bonds” in this prospectus.

The securitization property:	In general terms, all of the rights, title and interests of SIGECO that are transferred to us pursuant to the sale agreement are referred to in this prospectus as the “securitization property.” The securitization property includes all of SIGECO’s rights and interest under the financing order, including, without limitation, (i) the right to impose, collect, and receive securitization charges approved in the financing order in an amount necessary to provide for the full recovery of all qualified costs, (ii) the right under the financing order to obtain periodic adjustments of securitization charges, and (iii) all revenue, collections, payments, money, and proceeds arising out of the foregoing rights and interests under the financing order. Securitization charges are payable by SIGECO’s electric customers.

The securitization property is the principal collateral securing the securitization bonds. Securitization charges authorized in the financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Indiana commission, except with respect to a request by SIGECO to retire and refund previously authorized securitization bonds and annual and periodic true-up adjustments to the securitization charges. See “SIGECO’s Financing Order—True-Ups.” All revenues and collections resulting from securitization charges are part of the securitization property.

We will purchase the securitization property from SIGECO to support the issuance of the securitization bonds. SIGECO, as the initial servicer, will bill and collect the securitization charges from its electric customers. SIGECO will include the securitization charges in its bills to its electric customers.

State and Indiana commission pledges:	The Securitization Act provides that securitization bonds issued under a financing order of the Indiana commission under the Securitization Act are binding in accordance with their terms, even if the financing order is later vacated, modified, or otherwise held to be invalid in whole or in part.

The Securitization Act provides that the State of Indiana has pledged that it will not take or permit any action that would impair the value of securitization property or reduce or alter (except for annual and periodic true-up adjustments) or impair securitization charges to be imposed, collected, and remitted to financing parties under the Securitization Act, until the principal, interest and premium, and other charges incurred, or contracts to be performed, in connection with the related securitization bonds have been paid or performed in full. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “The Securitization Act—SIGECO May Securitize Qualified Costs and Related Upfront and Ongoing Financing Costs” in this prospectus.

SIGECO is a “public utility” as defined in Ind. Code §8-1-2-1(a) and an “electric utility” as defined in Ind. Code §8-1-40.5-3. The Indiana commission has jurisdiction over SIGECO pursuant to Ind. Code article 8-1 et seq. The State of Indiana and the Indiana commission, as an administrative agency of the State of Indiana, has pledged in the financing order that it will not take or permit any action that would impair the value of securitization property or reduce or alter (except for annual and periodic true-up adjustments) or impair securitization charges to be imposed, collected, and remitted to financing parties under the Securitization Act, until the principal, interest, and premium, and other charges incurred or contracts to be performed, in connection with the related securitization bonds have been paid or performed in full.

The Indiana commission has also pledged in the financing order that it will act pursuant to the financing order as expressly authorized by the Securitization Act to ensure that expected securitization charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the securitization bonds issued pursuant to the financing order, including financing and other ongoing costs, in connection with the securitization bonds. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “SIGECO’s Financing Order—State and Commission Pledges” in this prospectus.

True-up mechanism for payment of scheduled principal and interest:	The securitization charges are subject to the true-up mechanism described in the financing order. The true-up mechanism shall be used to make necessary corrections at least annually, to:

•	adjust for the over-collection or under-collection of securitization charges, or

•	ensure the timely and complete payment of the securitization bonds and other required amounts and charges in connection with the securitization bonds.

In addition to the annual true-up, at least monthly, the servicer will review, and update as appropriate, the data and assumptions underlying the calculation of the securitization charges, and periodic true-ups as required in the servicing agreement will be performed as necessary to ensure that the amount collected from securitization charges is sufficient to pay principal and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds. There will also be true-up adjustments at least quarterly for the securitization bonds beginning the year immediately preceding the scheduled final payment date for the longest maturing tranche of the securitization bonds.

Please read “The Securitization Charges,” “SIGECO’s Financing Order” and “The Servicing Agreement—Securitization Charge Adjustment Process” in this prospectus.

Non-bypassable securitization charges:	The non-bypassable securitization charges are collected from all retail consumers receiving electric service from SIGECO as of January 4, 2023 (the date of the financing order) and any future retail electric customers during the term of the securitization bonds. Any retail customer of SIGECO that switches to new on-site generation after the date of the financing order is required to continue paying the securitization charges. Please read “The Securitization Charges,” “SIGECO’s Financing Order” and “The Servicing Agreement—Securitization Charge Adjustment Process” in this prospectus.

Initial securitization charge as a percentage of average residential customer’s total electricity bill:	SIGECO estimates that on an annualized basis the initial securitization charges would represent approximately 5.4% of the total bill received by a 1,000 kWh residential customer based on rates as of March 31, 2023.

Payment Dates:	Interest on the securitization bonds is payable semi-annually on and . Interest will be calculated on a 30/360 basis. The first scheduled interest and principal payment date is , 2024.

Interest Payments:	Interest is due on each payment date. Interest will accrue with respect to each tranche of the securitization bonds from the date we issue the securitization bonds at the interest rates specified for such tranche in the table below.

Tranche	Interest Rate
A-1%
A-2%

If any payment date is not a business day, payments scheduled to be made on such date may be made on the next succeeding business day and no interest shall accrue upon such payment during the intervening period.

On each payment date, we will pay interest on each tranche of the securitization bonds equal to the following amounts:

•	if there has been a payment default, any interest payable but unpaid on any prior payment dates, together with interest on such unpaid interest, if any, and

•

accrued interest on the principal balance of each tranche of the securitization bonds from the close of business on the preceding payment date, or the date of the original issuance of the securitization bonds, as applicable, after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on each tranche of the securitization bonds before we pay the principal of the securitization bonds. Please read “Description of the Securitization Bonds—Payments of Interest and Principal on the Securitization Bonds” in this prospectus. If there is a shortfall in the amounts available in the collection account to make interest payments, the trustee will distribute interest pro rata to each tranche of the securitization bonds based on the amount of interest payable on each outstanding tranche. We will calculate interest on the basis of a 360-day year consisting of twelve 30-day months.

Principal Payments and Record Dates and Payment Sources:

On each payment date for the securitization bonds, referred to in this prospectus as a “payment date,” we will pay amounts of principal and interest then due or scheduled to be paid on the securitization bonds from amounts available in the collection account and the related subaccounts held by the trustee. We will make these payments to the holders of record of the securitization bonds on each record date, referred to in this prospectus as a “record date.” These available amounts, which will include the applicable securitization charges collected by the servicer and remitted to the trustee since the last payment date, are described in greater detail under “Description of the Securitization Bonds—The Collection Account for the Securitization Bonds.” The trustee will pay the principal of the securitization bonds in the amounts and on the payment dates specified in the expected amortization schedule described in this prospectus, but only to the extent securitization charge collections received from the servicer and amounts available from trust accounts held by the trustee are sufficient to make principal payments after payment of amounts having a higher priority of payment. Please read “Description of the Securitization Bonds—How Funds in the Collection Account Will Be Allocated.”

Failure to pay a scheduled principal payment on any payment date or the entire outstanding amount of the securitization bonds of any tranche by the scheduled final payment date for the tranche will not result in a default. The failure to pay the entire outstanding principal balance of the securitization bonds of any tranche will result in a default only if such payment has not been made by the final maturity date for the tranche.

If there is a shortfall in the amounts available to make principal payments on the securitization bonds that are due and payable, on or after a tranche’s final maturity date or upon an acceleration following an event of default, the trustee will distribute principal from the collection account pro rata to each tranche of the securitization bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the securitization bonds that are scheduled to be paid, and if more than one tranche is scheduled to be paid on such payment date, the trustee will distribute principal from the collection account sequentially in the numerical order of such tranches.

Weighted Average Life:

Tranche	Expected Weighted Average Life (years)
A-1
A-2

Scheduled Final Payment Date and Final Maturity Date:	The scheduled final payment date and the final maturity date of each tranche of the securitization bonds are as set forth in the table below.

Tranche	Scheduled Final Payment Date	Final Maturity Date
A-1
A-2

Optional Redemption:	None. Non-call for the life of the securitization bonds.

Mandatory Redemption:	None. We are not required to redeem the securitization bonds at any time prior to maturity.

Priority of Payments:	On each payment date for the securitization bonds, the trustee will allocate or pay all amounts on deposit in the general subaccount of the collection account in the following order of priority in accordance with the related written statement from the servicer:

1.

payment of the trustee’s fees, plus expenses and any outstanding indemnity amounts not to exceed $200,000 in any 12-month period, provided, however, that such cap shall be disregarded and inapplicable upon the acceleration of the securitization bonds following the occurrence of an event of default,

2.	payment of the servicing fee relating to the securitization bonds with respect to such payment date, plus any unpaid servicing fees relating to the securitization bonds from prior payment dates,

3.

payment of the due and unpaid administration fee, which will be a fixed amount specified in the administration agreement between us and SIGECO, and the due and unpaid fees of our independent manager, which will be in an amount specified in an agreement between us and our independent manager,

4.

payment of all of our other ordinary periodic operating expenses relating to the securitization bonds for such payment date, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the servicer under the servicing agreement,

5.	payment of the interest then due on the securitization bonds, including any past-due interest,

6.	payment of the principal due to be paid on the securitization bonds at the final maturity date for such tranche or as a result of an acceleration upon an event of default,

7.	payment of the principal then scheduled to be paid on the securitization bonds in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal,

8.	payment of any of our remaining unpaid operating expenses and any remaining amounts owed pursuant to the basic documents, including all remaining expenses and indemnity amounts owed to the trustee,

9.	replenishment of the amount, if any, by which the initial balance of the capital subaccount of the securitization bonds exceeds the amount in the capital subaccount as of such payment date,

10.

the return on the invested capital then due and payable, which shall be the sum of the rate of return payable to SIGECO on its capital contribution which has been deposited into the capital subaccount, equal to the interest rate on the longest maturing tranche of the securitization bonds, with any contribution in excess of the 0.5% initial capital contribution earning a return at SIGECO’s cost of capital, which as of the date of this prospectus is 9.38%, plus any return on the invested capital not paid on any prior payment date shall be paid to SIGECO,

11.	allocation of the remainder, if any, to the excess funds subaccount of the securitization bonds, and

12.

after the securitization bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount of the securitization bonds, released to us free and clear of the lien of the indenture, which funds, less an amount equal to the initial deposit into the capital subaccount plus any unpaid return on invested capital, will be distributed to SIGECO and credited to SIGECO’s electric customers through normal ratemaking processes.

The amount of the servicer’s fee referred to in clause 2 above will be 0.05% of the aggregate initial principal amount of the securitization bonds (for so long as SIGECO is the servicer) on an annualized basis. The priority of distributions for the collected securitization charges, as well as available amounts in the subaccounts, are described in more detail under “Description of the Securitization Bonds—How Funds in the Collection Account Will Be Allocated.”

Credit Enhancement:	The primary forms of credit enhancement are the true-up mechanism and the capital subaccount.

True-up Mechanism. Securitization charges are required to be corrected at least annually to:

•	adjust for the over-collection or under-collection of securitization charges, or

•	ensure the timely and complete payment of the securitization bonds and other required amounts and charges in connection with the securitization bonds.

The servicer may also make interim true-up adjustments more frequently under certain circumstances. Please read “SIGECO’s Financing Order—True-Ups.”

Collection Account. Under the indenture, the trustee will hold a collection account for the securitization bonds, divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:

•

the general subaccount—the trustee will deposit into the general subaccount all securitization charge collections remitted to it by the servicer with respect to the securitization bonds and investment earnings on amounts in the general subaccount;

•

the capital subaccount—SIGECO will deposit an amount equal to 0.50% of the original principal amount of the securitization bonds into the capital subaccount on the date of issuance of the securitization bonds; and

•

the excess funds subaccount—any excess amount of collected securitization charges held after the payment on a payment date of scheduled principal, interest and ongoing financing costs, and investment earnings on amounts in the excess funds subaccount of the securitization bonds will be held in the excess funds subaccount.

Each of these subaccounts for the securitization bonds will be available to make payments on the securitization bonds on each payment date.

Reports to Holders of Securitization Bonds:	Pursuant to the indenture, the trustee will deliver or make available electronically to each securitization bondholder and the Indiana commission a statement provided and prepared by the servicer containing information concerning, among other things, us and the collateral for the securitization bonds. Unless and until the securitization bonds are issued in definitive certificated form, the reports for the securitization bonds will be provided to The Depository Trust Company. The reports will be available to beneficial owners of the securitization bonds on the reporting website of the trustee or upon written request to the trustee or the servicer. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Furthermore, if required by the Trust Indenture Act, the trustee will be required to mail a brief annual report to all holders of securitization bonds containing information concerning the trustee. Please read “Description of the Securitization Bonds—Reports to Holders of the Securitization Bonds” and “—The Trustee Must Provide an Annual Report to All Securitization Bondholders.”

Servicing Compensation:

We will pay the servicer on each payment date the servicing fee with respect to the securitization bonds. As long as SIGECO or any affiliated entity acts as servicer, this fee will be 0.05% of the initial principal amount of the securitization bonds on an annualized basis, plus reimbursement for its out-of-pocket costs for external accounting and legal services. If a successor servicer is appointed, the servicing fee will be negotiated by the successor servicer and the trustee, but will not, unless the Indiana commission consents, exceed 0.60% of the initial principal amount of the securitization bonds on an annualized basis. In no event will the trustee be liable for any servicing fee in its individual capacity.

Federal Income Tax Status:	Baker Botts L.L.P. expects to issue an opinion, that, for U.S. federal income tax purposes (i) the issuance of the securitization bonds will be a “qualifying securitization” within the meaning of Revenue Procedure 2005-62, 2005-2 CB 507 (“Revenue Procedure 2005-62”), (ii) we will not be treated as a taxable entity separate and apart from SIGECO and (iii) based on Revenue Procedure 2005-62, the securitization bonds will constitute indebtedness of SIGECO. Each beneficial owner of a securitization bond, by acquiring a beneficial interest, agrees to treat such securitization bond as indebtedness of our sole member secured by the collateral for federal (and, to the extent applicable, state) income tax purposes unless otherwise required by appropriate taxing authorities. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

Indiana State Income Tax Status:	In the opinion of Barnes & Thornburg LLP, counsel to us and SIGECO, interest paid on the securitization bonds generally will be taxed for Indiana income tax purposes consistently with its taxation for U.S. federal income tax purposes and (assuming that the securitization bonds will be treated as debt obligations of SIGECO for U.S. federal income tax purposes) such interest received by a person who is not otherwise subject to corporate or personal income tax in the state of Indiana will not be subject to tax in Indiana. Barnes & Thornburg LLP expects to issue an opinion, that, for Indiana income tax purposes (1) we will not be treated as a taxable entity separate and apart from SIGECO, and (2) the securitization bonds will constitute indebtedness of SIGECO, assuming, in each case, that such treatment applies for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” and “Material Indiana Income Tax Consequences” in this prospectus.

ERISA Considerations:

Employee benefit plans or other arrangements that are subject to ERISA, Section 4975 of the Internal Revenue Code or applicable similar law and investors acting on behalf of, or using assets of, such plans or arrangements may acquire the securitization bonds subject to specified conditions. The acquisition, holding or disposition of the securitization bonds could be treated as a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code or, in the case of a plan or arrangement subject to applicable similar law, a non-exempt violation of applicable similar law. Accordingly, by purchasing and holding the securitization bonds, each investor that is or is acting on behalf of, or using assets of, such an employee benefit plan or arrangement subject to ERISA, Section 4975 of the Internal Revenue Code or applicable similar law will be deemed to certify by virtue of its acquisition of any securitization bonds that the acquisition, holding and subsequent disposition of the securitization bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of a plan or arrangement subject to applicable similar law, a non-exempt violation of applicable similar law. For further information, please read “ERISA Considerations” in this prospectus.

Credit ratings:	The securitization bonds are expected to receive credit ratings from two nationally recognized statistical rating organizations. See “Ratings for the Securitization Bonds” in this prospectus.

Use of proceeds:	Upon the issuance and sale of the securitization bonds, we will use the net proceeds to pay to SIGECO the purchase price of SIGECO’s rights under the financing order, which are securitization property.

The net proceeds from the sale of the securitization property (after payment of upfront financing costs) will be used, directly or indirectly, to reimburse SIGECO for qualified costs approved by the Indiana commission related to the planned retirements of certain coal-powered electric generation assets. SIGECO’s total qualified costs are currently estimated to be approximately $359.8 million. Please read “Use of Proceeds” in the prospectus.

1940 Act Registration:	We expect to rely on an exclusion from the definition of “investment company” under the 1940 Act contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to us. We are being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

Risk retention:	The securitization bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act or Regulation RR. For information regarding the requirements of the EU Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the Securitization Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the securitization bonds” in this prospectus.

Minimum denomination:	$2,000, or integral multiples of $1,000 in excess thereof, except for one bond of each tranche, which may be of a smaller denomination.

Expected settlement:	, 2023, settling flat. DTC, Clearstream and Euroclear.

Risk factors:	You should consider carefully the risk factors beginning on page 18 of this prospectus before you invest in the securitization bonds.

SUMMARY OF RISK FACTORS

Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the securitization bonds. These risks can affect the timing or ultimate payment of the securitization bonds and the value of your investment in the securitization bonds.

•	You may experience material payment delays or incur a loss on your investment in the securitization bonds because the source of funds for payment is limited.

Risks associated with potential judicial, legislative or regulatory actions

•	We and SIGECO are not obligated to indemnify you for changes in law.

•	Future judicial action could reduce the value of your investment in the securitization bonds.

•	Future state action could reduce the value of your investment in the securitization bonds.

•	The Indiana commission might attempt to take actions that could reduce the value of your investment in the securitization bonds.

•

The servicer may not fulfill its obligations to act on behalf of the securitization bondholders to protect bondholders from actions by the Indiana commission or the State of Indiana, or the servicer may be unsuccessful in any such attempt.

Servicing risks

•	Your investment in the securitization bonds depends on SIGECO or its successor or assignee, acting as servicer of the securitization property.

•	Inaccurate forecasting of electricity consumption or unanticipated delinquencies or write-offs might reduce scheduled payments on the securitization bonds.

•	If we have to replace SIGECO as the servicer, we may experience difficulties finding and using a replacement servicer.

•	Changes to billing and collection practices might reduce the value of your investment in the securitization bonds.

•	Limits on rights to terminate service might make it more difficult to collect the securitization charges.

Weather-related damage and other natural disaster risks

•	Weather-related damage or damage from other natural disasters to SIGECO’s system could impair payments on the securitization bonds.

Risks to the electric power industry

•	Alternatives to purchasing electricity through SIGECO’s generation and distribution facilities may be more widely utilized by electric customers in the future.

Risks to SIGECO’s Generation Transition Plan and Carbon Emissions Reduction Goals

•	SIGECO’s execution of its generation transition plan, including its Integrated Resources Plan, are subject to various risks.

•	SIGECO is subject to operational and financial risks and liabilities associated with the implementation of and efforts to achieve its parent’s, CenterPoint Energy, carbon emissions reduction goals.

Risks associated with the unusual nature of the securitization property

•	Future adjustments to the securitization charges by electric customer rate class might result in insufficient collection.

•	Foreclosure of the trustee’s lien on the securitization property might not be practical, and acceleration of the securitization bonds before maturity might have little practical effect.

Risks associated with potential bankruptcy proceedings of the seller or the servicer

•

The servicer will commingle the securitization charges with other revenues it collects, which might obstruct access to the securitization charges in case of the servicer’s bankruptcy and reduce the value of your investment in the securitization bonds.

•	The bankruptcy of SIGECO might result in losses or delays in payments on the securitization bonds.

•	The sale of the securitization property might be construed as a financing and not a sale in a case of SIGECO’s bankruptcy which might delay or limit payments on the securitization bonds.

•

If the servicer enters bankruptcy proceedings, the remittance of certain securitization charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owed on the securitization bonds.

•	Claims against SIGECO might be limited in the event of a bankruptcy of SIGECO.

•	The bankruptcy of SIGECO might limit the remedies available to the trustee.

Other risks associated with an investment in the securitization bonds

•	SIGECO’s indemnification obligations under the sale agreement and the servicing agreement are limited and might not be sufficient to protect your investment in the securitization bonds.

•	Credit ratings do not indicate the expected rate of payment of principal on the securitization bonds.

•	A downgrade of SIGECO’s credit ratings might affect the market value of the securitization bonds.

•	The absence of a secondary market for the securitization bonds might limit your ability to resell the securitization bonds.

•	You might receive principal payments for a tranche of the securitization bonds later than you expect.

•

SIGECO may cause the issuance, by another subsidiary or affiliated entity, of additional securitization bonds secured by additional securitization property that includes a non-bypassable charge on SIGECO’s electric customers.

•

SIGECO’s operations are subject to risks beyond its control, including cyber-security intrusions, terrorist attacks or other catastrophic events, which could limit SIGECO’s operations and ability to service the securitization property.

•

If the investment of collected securitization charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the securitization bonds later than you expect.

•	Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the securitization bonds.

RISK FACTORS

Please carefully consider all the information we have included or incorporated by reference in this prospectus, including the risks described below and in “Cautionary Statement Regarding Forward-Looking Information,” before deciding whether to invest in the securitization bonds.

You may experience material payment delays or incur a loss on your investment in the securitization bonds because the source of funds for payment is limited.

The only source of funds for payment of the securitization bonds will be our assets, which consist of:

•	the securitization property securing the securitization bonds, including the right to impose, collect and receive securitization charges;

•	the funds on deposit in the accounts held by the trustee; and

•	our rights under various contracts we describe in this prospectus.

The securitization bonds are not a charge on the full faith and credit or taxing power of the State of Indiana or any governmental agency or instrumentality, nor will the securitization bonds be insured or guaranteed by SIGECO, including in its capacity as the sponsor, depositor, seller or initial servicer, or by its ultimate parent, CenterPoint Energy, or any of their respective affiliates (other than us), the trustee or any other person or entity. The securitization bonds will be nonrecourse obligations, secured only by the collateral. Delays in payment on the securitization bonds might result in a reduction in the market value of the securitization bonds and, therefore, the value of your investment in the securitization bonds. Thus, for payment of the securitization bonds, you must rely solely upon the collections of the securitization charges and funds on deposit in the accounts held by the trustee. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “SIGECO Securitization I, LLC, The Issuing Entity” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE OR REGULATORY ACTIONS

We and SIGECO are not obligated to indemnify you for changes in law.

Neither we nor SIGECO, nor any affiliate, successor or assignee, will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Securitization Act, that might affect the value of the securitization bonds. SIGECO will agree in the sale agreement to institute any legal or administrative action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Act, the Financing Order (including through a subsequent determination of the Indiana commission extending the time period of the Financing Order), the Issuance Advice Letter or the rights of securitization bondholders by legislative enactment or constitutional amendment that would be materially adverse to us, the trustee or the securitization bondholders. However, we cannot assure you that SIGECO would be able to take this action or that any such action would be successful. Although SIGECO or any successor assignee might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the securitization bonds invalidates the securitization property, such indemnification obligations do not apply for any changes in law after the date the securitization bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. Please read “The Sale Agreement—SIGECO’s Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the securitization bonds.

The securitization property is the creation of the Securitization Act and the financing order that has been issued by the Indiana commission to SIGECO pursuant to the Securitization Act. The Securitization Act became effective in July 2021. There is uncertainty associated with investing in bonds payable from an asset that depends for its existence on legislation because there is limited judicial or regulatory experience implementing and interpreting the legislation. The Securitization Act or any financing order or any provisions thereof might be directly contested in courts or otherwise become the subject of litigation. Because the securitization property is a creation of the Securitization Act and the financing order, any judicial determination affecting the validity of or interpreting the Securitization Act or the financing order, the securitization property or our ability to make payments on the securitization bonds might have an adverse effect on the value of the securitization bonds or cause a delay in the recovery of your investment. As of the date of this prospectus, no such litigation has arisen; however, we cannot assure you that a lawsuit challenging the validity of the Securitization Act or any financing order will not be filed in the future or that, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or any financing order provision were to result from such litigation, you might lose some or all of your investment or might experience delays in recovering your investment. Please read “The Securitization Act—Constitutional Matters” in this prospectus.

Other states have passed laws with financing provisions similar to some provisions of the Securitization Act, and some of these laws have been challenged by judicial actions or utility commission proceedings. To date, none of these challenges has succeeded, but future judicial challenges might be made. An unfavorable decision regarding another state’s law would not automatically invalidate the Securitization Act or the financing order, but it might provoke a challenge to the Securitization Act or the financing order, establish a legal precedent for a successful challenge to the Securitization Act or the financing order or heighten awareness of the political and other risks of the securitization bonds, and in that way may limit the liquidity and value of the securitization bonds. Therefore, legal activity in other states may indirectly affect the value of your investment in the securitization bonds.

Future state action could reduce the value of your investment in the securitization bonds.

Despite the State’s pledge and the Indiana commission’s pledge in the Securitization Act and the financing order, respectively, not to (i) take or permit any action that would impair the value of the securitization property or (ii) reduce or alter (except for annual and periodic true-up adjustments) or impair securitization charges, the Indiana legislature might attempt to repeal or amend the Securitization Act in a manner that alters the securitization property so as to reduce its value. For a description of the State’s pledge, please read “The Securitization Act—SIGECO May Securitize Qualified Costs and Related Upfront and Ongoing Financing Costs” in this prospectus. As of the date of this prospectus, we are not aware of any pending legislation in the Indiana legislature that would affect any provisions of the Securitization Act.

It might be possible for the Indiana legislature to repeal or amend the Securitization Act notwithstanding the State’s pledge if the legislature acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety, or responding to a national or regional catastrophe or emergency affecting SIGECO’s service area, or if such action or inaction otherwise is in the valid exercise of the State’s police power. Similarly, the Indiana commission might take action to repeal or amend the financing order notwithstanding the Indiana commission’s pledge claiming to serve a significant and legitimate public purpose. Any such action, as well as the costly and time-consuming litigation that likely would ensue, might adversely affect the price and liquidity, the dates of payment of interest and principal and the weighted average lives of the securitization bonds. Moreover, the outcome of any litigation cannot be predicted. Accordingly, you might incur a loss on or delay in recovery of your investment in the securitization bonds.

Except as described in “The Sale Agreement—SIGECO’s Obligation to Indemnify Us and the Trustee and to Take Legal Action” in this prospectus, neither we, SIGECO, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Securitization Act, that might affect the value of the securitization bonds.

If an action of the Indiana legislature or the Indiana commission adversely affecting the securitization property or the ability to collect securitization charges were considered a “taking” under the United States or Indiana Constitutions, the State of Indiana might be obligated to pay compensation in an amount equal to the estimated value of the securitization property at the time of the taking. However, even in that event, there is no assurance that any amount provided as compensation would be sufficient for you to recover fully your investment in the securitization bonds or to offset interest lost pending such recovery.

Unlike the citizens of some other states, the citizens of the State of Indiana currently do not have the constitutional right to adopt or revise state laws by initiative or referendum. Thus, absent an amendment to the Indiana Constitution, the Securitization Act cannot be amended or repealed by direct action of the electorate of the State of Indiana.

The enforcement of any rights against the State of Indiana or the Indiana commission under their respective pledges may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against state and local governmental entities in Indiana. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court, or limitations on type and locations of courts in which the State of Indiana or the Indiana commission may be sued, or limitations on awards or collection of damages.

The Indiana commission might attempt to take actions that could reduce the value of your investment in the securitization bonds.

The Securitization Act provides that for securitization bonds to be effective in accordance with their terms, both the financing order and the securitization charges authorized in that order must be irrevocable and not subject to reduction, impairment or adjustment by further action of the Indiana commission under any statute or rule, except with respect to a request by SIGECO to retire and refund previously authorized securitization bonds and annual and periodic true-up adjustments to the securitization charges. The Securitization Act also provides that securitization bonds issued under a financing order are binding in accordance with their terms, even if the financing order is later vacated, modified or otherwise held to be invalid in whole or in part. In addition, the State and the Indiana commission have pledged in the Securitization Act and the financing order, respectively, that they will not take or permit any action that would impair the value of securitization property or reduce or alter (except for annual and periodic true-up adjustments) or impair securitization charges to be imposed, collected and remitted to financing parties under the Securitization Act, until the principal, interest and premium and other charges incurred in connection with the securitization bonds have been paid or performed in full. However, the Indiana commission retains the power to adopt, revise or rescind rules or regulations affecting SIGECO or a successor utility. The Indiana commission also retains the power to interpret the financing order granted to SIGECO, and in that capacity might be called upon to rule on the meanings of provisions of the financing order that might need further elaboration. Any new or amended regulations or orders from the Indiana commission might adversely affect the ability of the servicer to disconnect electric customers for nonpayment, assess late fees, impose deposit requirements or collect the securitization charges in full and on a timely basis, which may negatively impact the rating of the securitization bonds or their price and, accordingly, the amortization of the securitization bonds and their weighted average lives.

The servicer is required by the servicing agreement to file with the Indiana commission, on our behalf, an application for certain interim true-up adjustments of the securitization charges. The Indiana commission must approve any true-up adjustment within 45 days of its filing. Please read “SIGECO’s Financing Order—True-Ups” and “—Adjustments to Allocation of Securitization Charges” in this prospectus. True-up adjustment procedures may be challenged in the future. Challenges to or delays in the true-up mechanism might adversely affect the market perception and valuation of the securitization bonds. Also, any litigation might materially delay securitization charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and lengthened weighted average life of the securitization bonds.

The servicer may not fulfill its obligations to act on behalf of the securitization bondholders to protect bondholders from actions by the Indiana commission or the State of Indiana, or the servicer may be unsuccessful in any such attempt.

The servicer will agree in the servicing agreement to take any action or proceeding reasonably necessary to compel performance by the Indiana commission and the State of Indiana of any of their obligations or duties under the securitization provisions of the Securitization Act or the financing order, including any actions reasonably necessary to block or overturn any attempts to cause a repeal of, or modification of, or supplement to the securitization provisions of the Securitization Act or the financing order or the rights of securitization bondholders in the securitization property by legislative enactment, constitutional amendment or other means that would be adverse to the securitization bondholders. The servicer, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action the servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the Indiana commission or the State of Indiana could negatively affect securitization bondholders’ rights and result in a loss of their investment in the securitization bonds.

SERVICING RISKS

Your investment in the securitization bonds depends on SIGECO or its successor or assignee acting as servicer of the securitization property.

SIGECO, as initial servicer, will be responsible for, among other things, calculating, billing and collecting the securitization charges from its electric customers, submitting requests to the Indiana commission to adjust these charges, monitoring the collateral for the securitization bonds and taking certain actions in the event of non-payment by an electric customer. The trustee’s receipt of collections in respect of the securitization charges, which will be used to make payments on the securitization bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for securitization charge billings and collections, together with the regulations of the Indiana commission governing utilities such as SIGECO might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If the servicer fails to make securitization charge collections for any reason, then the servicer’s payments to the trustee in respect of the securitization charges might be delayed or reduced. In that event, our payments on the securitization bonds might be delayed or reduced.

Inaccurate forecasting of electricity consumption or unanticipated delinquencies or write-offs might reduce scheduled payments on the securitization bonds.

The securitization charges are generally assessed based on forecasted electric customer usage, i.e., kilowatt-hours of electricity consumed by electric customers (kWhs), subject to a minimum bill quantity for certain electric customer rate classes. The amount and the rate of securitization charge collections will depend in part on the actual electricity usage and the amount of collections and write-offs for each electric customer rate class. If the servicer inaccurately forecasts electricity consumption or uses inaccurate electric customer delinquency or write-off data when setting or adjusting the securitization charges, or if the effectiveness of the adjustments is delayed for any reason, there could be a shortfall or material delay in securitization charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of one of the tranches of the securitization bonds. Please read “SIGECO’s Financing Order—True-Ups” and “—Adjustments to Allocation of Securitization Charges” in this prospectus.

Inaccurate forecasting of electricity consumption by the servicer might result from, among other things, unanticipated weather or economic conditions, resulting in less electricity consumption than forecast; general economic conditions, including inflation, causing electric customers to leave SIGECO or reduce their electricity consumption; the occurrence of a natural disaster, such as a tornado or winter storm, or an act of terrorism, cyberattack or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity consumption and demand; changes in the market structure of the electric industry; electric customers consuming less electricity than anticipated because of increased energy prices, increased conservation efforts, worse economic conditions or unanticipated increases in electric usage efficiency; or electric customers switching to alternative sources of energy, including self-generation of electric power.

The servicer’s use of inaccurate delinquency or write-off rates might also result from, among other things, unexpected deterioration of the economy or the occurrence of a natural disaster or extreme weather, an act of terrorism, cyberattack or other catastrophic event or the unanticipated declaration of a moratorium on terminating electric service to electric customers in the event of such occurrences, any of which would cause greater delinquencies or write-offs than expected or force SIGECO to grant additional payment relief to more electric customers, or any other change in law that makes it more difficult for SIGECO to terminate service to nonpaying electric customers or that requires SIGECO to apply more lenient credit standards in accepting electric customers. For example, under its emergency powers, the Indiana General Assembly or the Indiana commission could impose a moratorium on the payment of electric customer bills.

If we have to replace SIGECO as the servicer, we may experience difficulties finding and using a replacement servicer.

If SIGECO ceases to service the securitization property, it might be difficult to find a successor servicer. Under the financing order, the annual servicing fee payable to a successor servicer is capped and the payment of compensation in excess of the cap is dependent upon Indiana commission approval. Also, any successor servicer might have less experience and ability than SIGECO and might experience difficulties in collecting securitization charges and determining appropriate adjustments to the securitization charges and billing and/or payment arrangements may change, resulting in delays or disruptions in collections. A successor servicer might charge fees that, while permitted under the financing order, are substantially higher than the fees paid to SIGECO as the initial servicer. Although a true-up adjustment may be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of the true-up adjustment to adjust for the increase that might adversely affect distributions from the collection account. In the event of the commencement of a case by or against the servicer under the Bankruptcy Code or similar laws, we and the trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors and others might delay the timing of payments and may reduce the value of your investment. Please read “The Servicing Agreement” in this prospectus.

Changes to billing and collection practices might reduce the value of your investment in the securitization bonds.

The financing order specifies the methodology for determining the amount of the securitization charges we may impose. The servicer may not change this methodology without approval from the Indiana commission. However, the servicer may set its own billing and collection arrangements with its electric customers, provided that these arrangements comply with the Indiana commission’s customer safeguards. For example, to recover part of an outstanding bill, the servicer may agree to extend an electric customer’s payment schedule or to write-off the remaining unpaid portion of the bill, including the securitization charges. Also, the servicer may change billing and collection practices, which might adversely impact the timing and amount of electric customer payments and might reduce securitization charge collections, thereby limiting our ability to make scheduled payments on the securitization bonds. Separately, the Indiana commission might require changes to these practices. Any changes in billing and collection practices regulations might make it more difficult for the servicer to collect the securitization charges and adversely affect the value of your investment in the securitization bonds. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Forecasting Electricity Consumption,” “—Billing Process” and “—Collection, Termination of Service and Write-Off Policy” in this prospectus.

Consumer protection measures may limit the ability of SIGECO to collect all charges owed by consumers, including the securitization charges. In addition, the Indiana General Assembly or the Indiana commission may take actions in response to pandemics, natural disasters, adverse weather events or any other situation which may adversely affect the timing of securitization charge collections. Any such action could result in a shortfall or material delay in securitization charge collections, which in turn might result in missed or delayed payments of principal and interest, lengthened weighted average life of the securitization bonds and downgrade of the credit ratings on the securitization bonds.

In addition, COVID-19 or any future pandemic may impact the ability of SIGECO to maintain operations at the same level as it was able prior to the pandemic. For instance, a large portion of SIGECO’s workforce, including employees of its contractors, may be unable to perform their job functions effectively due to illness, family illness, quarantine requirements, social distancing, telework requirements and other impacts of the COVID-19 or any future pandemic. Such potential impacts may limit the ability of SIGECO to service the securitization charges.

Limits on rights to terminate service might make it more difficult to collect the securitization charges.

If SIGECO, as the servicer, is billing electric customers for securitization charges, it may terminate service to the electric customer for non-payment of securitization charges pursuant to the applicable rules of the Indiana commission. Nonetheless, Indiana statutes and the rules and regulations of the Indiana commission, which may change from time to time, regulate and control the right to disconnect service. For example, electric utilities generally may not terminate service (i) on a holiday or weekend, (ii) during certain extreme weather conditions, or (iii) to qualifying low-income customers from December 1 through March 15. To the extent these electric customers do not pay for their electric service, SIGECO will not be able to collect securitization charges from these electric customers.

In addition, SIGECO may be limited in the future in its ability to terminate service or collect securitization charges. The Indiana commission, in response to a federal mandate or otherwise, could impose restrictions on the rates SIGECO charges to provide its services, including the inability to implement approved rates, or delay actions with respect to SIGECO’s base rate case and filings.

WEATHER-RELATED DAMAGE AND OTHER NATURAL DISASTER RISKS

Weather-related damage or damage from other natural disasters to SIGECO’s operations could impair payments on the securitization bonds.

SIGECO’s operations might be disrupted by tornadoes, thunderstorms, ice storms, windstorms, flooding, earthquakes and prolonged droughts, among other events. Transmission, distribution and usage of electricity could be interrupted temporarily, reducing the collections of securitization charges. There could be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in SIGECO’s service area, which could cause the per-kWh-based securitization charge to be greater than expected. Legislative action adverse to the securitization bondholders might be taken in response, and such legislation, if challenged as violative of the State pledge, might be defended on the basis of public necessity. Please read “The Securitization Act—SIGECO May Securitize Qualified Costs and Related Financing and Ongoing Costs—State and Indiana Commission Pledges” and “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future state action could reduce the value of your investment in the securitization bonds” in this prospectus.

RISKS TO THE ELECTRIC POWER INDUSTRY

Alternatives to purchasing electricity from SIGECO may be more widely utilized by electric customers in the future.

Broader use of distributed generation by SIGECO’s electric customers may result from electric customers’ changing perceptions of the merits of utilizing existing generation technology or from technological developments resulting in smaller-scale, more fuel efficient, more environmentally friendly and/or more cost effective distributed generation. Securitization charges, which generally are consumption-based, are applied to all electric customers. SIGECO’s securitization charges for residential customers are subject to a minimum bill to reduce the impact of reduced consumption on payment of the charges. Technological developments and/or more widespread use of distributed generation might allow greater numbers of electric customers to reduce or eliminate their payment of securitization charges. Pursuant to the financing order, any retail customer of SIGECO as of the date of the financing order that switches to new on-site generation after the date of the financing order is required to continue paying the securitization charges.

RISKS TO SIGECO’S GENERATION TRANSITION PLAN AND CARBON EMISSIONS REDUCTION GOALS

SIGECO’s execution of its generation transition plan, as part of its Integrated Resources Plan, are subject to various risks.

SIGECO must manage several risks associated with its generation transition plan, as part of its Integrated Resources Plan. The Indiana commission may delay providing comments on SIGECO’s Integrated Resources Plan, requiring SIGECO to either wait for comments or proceed to implement its Integrated Resources Plan without Indiana commission comments. There is no guarantee that the Indiana commission will approve SIGECO’s generation project requests outlined in its generation transition plan. If SIGECO fails to receive Indiana commission approvals necessary to acquire the projects or resources identified in its Integrated Resources Plan, SIGECO may not be able to implement its generation transition plan in a timely manner or at all. If SIGECO is unable to implement its generation transition plan, it will have an adverse effect on CenterPoint Energy’s ability to execute on its net zero and carbon emission goals.

Even if a generation project is approved, risks associated with the development or construction of any new generation exist, including new legislation restricting or delaying new generation, promulgation of new regulatory requirements affecting operation or construction of new generation, moratorium legislation, the ability to procure resources needed to build at a reasonable cost, scarcity of resources and labor, ability to appropriately estimate costs of new generation, the effects of potential construction delays, project scope changes, and cost overruns and the ability to meet capacity requirements. Furthermore, SIGECO has begun to acquire and/or develop additional solar and wind facilities as part of its generation transition plan. However, SIGECO has not yet entered into definitive agreements with developers for the acquisition and/or development of all of the additional projects contemplated by its Integrated Resources Plan, and SIGECO faces significant competition with other bidders for a limited number of generation facilities that developers plan to construct and for solar panels. The number of available projects is further limited by the Midcontinent Independent System Operator (MISO) interconnection queue due to delays and potential interconnection costs that may render projects infeasible.

SIGECO is subject to operational and financial risks and liabilities associated with the implementation of and efforts to achieve its parent’s, CenterPoint Energy, carbon emissions reduction goals.

In September 2021, CenterPoint Energy announced its net zero emission goals for Scope 1 and certain Scope 2 greenhouse gas emissions by 2035 and a 20-30% reduction in certain Scope 3 greenhouse gas emissions by 2035 as compared to 2021 levels. CenterPoint Energy’s analysis and plan for execution requires it to make a number of assumptions. These goals and underlying assumptions involve risks and uncertainties and are not guarantees. Should one or more of CenterPoint Energy’s underlying assumptions prove incorrect, its actual results and ability to achieve net zero emissions by 2035 could differ materially from its expectations. Certain of the assumptions that could impact CenterPoint Energy’s ability to meet its net zero emissions goals include, but are not limited to: emission levels, service territory size, assumptions relating to expected capacity needs remaining in line with expectations; regulatory approval of generation projects associated with SIGECO’s generation transition plan; impacts of future environmental regulations or legislation; impacts of future carbon pricing regulation or legislation, including a future carbon tax; price, availability and regulation of carbon offsets; price of fuel, such as natural gas; cost of energy generation technologies, such as wind and solar, natural gas and storage solutions; adoption of alternative energy by the public, including adoption of electric vehicles; rate of technology innovation with regards to alternative energy resources; CenterPoint Energy’s ability to implement its modernization plans for its pipelines and facilities; the ability to complete and timely implement generation alternatives, such as solar and wind generation, to SIGECO’s coal generation and retirement dates of SIGECO’s coal facilities and conversion of certain generation assets to natural gas by 2035; the ability to construct and/or permit new natural gas pipelines; the ability to procure resources needed to build at a reasonable cost, the lack of or scarcity of resources and labor, any project cancellations, construction delays or overruns and the ability to appropriately estimate costs of new generation; impact of any supply chain disruptions; changes in applicable standards or methodologies; and enhancement of energy efficiencies. SIGECO’s business may face increased scrutiny from investors and other stakeholders related to CenterPoint Energy’s sustainability activities, including the goals, targets, and objectives it or CenterPoint Energy announces, its or CenterPoint Energy’s methodologies and timelines for pursuing them, and related disclosures.

RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE SECURITIZATION PROPERTY

Future adjustments to securitization charges by electric customer rate class might result in insufficient collection.

The electric customers who pay the securitization charges are divided into customer rate classes. Securitization charges will be allocated among electric customer rate classes and assessed in accordance with the customer billing mechanism specified in the financing order. The true-up adjustment methodology approved in the financing order is cross collateralized across electric customer rate classes and requires that any delinquencies or under-collections in one electric customer rate class will be taken into account in the application of the true-up mechanism to adjust the securitization charges for all electric customers, not just the class of electric customers from which the delinquency or under-collection arose. Nonetheless, if enough electric customers in a class fail to pay securitization charges or cease to be electric customers, the servicer might have to substantially increase the securitization charges for the remaining electric customers in that electric customer rate class and for other electric customer rate classes as well. These increases could lead to further unanticipated failures by the remaining electric customers to pay securitization charges, thereby increasing the risk of a shortfall in funds to pay interest and principal on the securitization bonds.

Foreclosure of the trustee’s lien on the securitization property might not be practical, and acceleration of the securitization bonds before maturity might have little practical effect.

Under the Securitization Act and the indenture, the trustee or the securitization bondholders have the right to foreclose or otherwise enforce the lien on the securitization property securing the securitization bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the securitization property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the securitization bonds will be due and payable upon acceleration of the securitization bonds before maturity, securitization charges likely would not be accelerated and the nature of our business will result in the principal of the securitization bonds being paid as funds become available. If there is an acceleration of the securitization bonds, all outstanding tranches of the securitization bonds will be paid pro rata; therefore, some tranches might be paid earlier than expected and some tranches might be paid later than expected.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER

For a detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.

The servicer will commingle the securitization charges with other revenues it collects, which might obstruct access to the securitization charges in case of the servicer’s bankruptcy and reduce the value of your investment in the securitization bonds.

The servicer will initially be required to remit securitization charge collections to the trustee on our behalf each business day based on estimated daily securitization charge collections, using an average balance of days outstanding on SIGECO’s electric customer bills. The servicer will not segregate the securitization charges from the other funds it collects from customers or its general funds. The securitization charges will be segregated only when the servicer pays them to the trustee.

Despite this requirement, the servicer might fail to remit the full amount of the securitization charges to the trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of securitization charge collections available to make payments on the securitization bonds.

The Securitization Act provides that the priority of a security interest perfected in securitization property is not impaired by the commingling of the funds arising from the collection of securitization charges with any other funds of the servicer. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law does not recognize our right to collections of the securitization charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the securitization charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owed on the securitization bonds. In this case, we would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on the securitization bonds and could materially reduce the value of your investment in the securitization bonds. Please read “How a Bankruptcy May Affect Your Investment” in this prospectus.

The bankruptcy of SIGECO might result in losses or delays in payments on the securitization bonds.

The Securitization Act and the financing order provide that as a matter of Indiana state law:

•

securitization property consists of the rights and interests of an electric utility, or its successor, under a financing order, including (i) the right to impose, collect, and receive securitization charges, as authorized under the financing order, in an amount necessary to provide for the full recovery of all qualified costs, (ii) the right under the financing order to obtain periodic adjustments of securitization charges under the true-up mechanism and (iii) all revenue, collections, payments, money, and proceeds arising out of such rights and interests under the financing order,

•

securitization property constitutes a present property right for purposes of contracts concerning the sale or pledge of property, even if the imposition and collection of securitization charges depend on further acts of the electric utility or others that have not yet occurred,

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after the issuance of a financing order in response to the petition of an electric utility, the electric utility retains sole discretion regarding whether to assign, sell, or otherwise transfer securitization property or to cause securitization bonds to be issued, including the right to defer or postpone assignment, sale, transfer, or issuance, and

•

if an agreement by an electric utility or an assignee to transfer securitization property expressly states that the transfer is a sale or is otherwise an absolute transfer, the resulting transaction (i) is a true sale and (ii) is not a secured transaction, and title, both legal and equitable, passes to the person to which the securitization property is transferred.

Please read “The Securitization Act” in this prospectus. These provisions are important to maintaining payments on the securitization bonds in accordance with their terms during any bankruptcy of SIGECO. In addition, the transaction has been structured with the objective of keeping us legally separate from SIGECO and its affiliates in the event of a bankruptcy of SIGECO or any such affiliates.

A bankruptcy court generally follows state property law on issues such as those addressed by the state law provisions described above. However, a bankruptcy court does not follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a SIGECO bankruptcy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a beneficial owner of the securitization bonds might be similar to the treatment you would receive in a SIGECO bankruptcy if the securitization bonds had been issued directly by SIGECO. A decision by the bankruptcy court that, despite our separateness from SIGECO, our assets and liabilities and those of SIGECO should be substantively consolidated would have a similar effect on you as a bondholder.

We have taken steps together with SIGECO, as the seller, to reduce the risk that in the event the seller or an affiliate of the seller were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of SIGECO or an affiliate. Nonetheless, these steps might not be completely effective, and thus if SIGECO or an affiliate were to become a debtor in a bankruptcy case, a court might order that our assets and liabilities be substantively consolidated with those of SIGECO or such affiliate. This might cause material delays in payment of, or losses on, the securitization bonds and might materially reduce the value of your investment in the securitization bonds. For example:

•	without permission from the bankruptcy court, the trustee might be prevented from taking actions against SIGECO or recovering or using funds on your behalf or replacing SIGECO as the servicer;

•	the bankruptcy court might order the trustee to exchange the securitization property for other property of lower value;

•	tax or other government liens on SIGECO’s property might have priority over the trustee’s lien and might be paid from collected securitization charges before payments on the securitization bonds;

•

the trustee’s lien might not be properly perfected in the collected securitization charges prior to or as of the date of SIGECO’s bankruptcy, with the result that the securitization bonds would represent only general unsecured claims against SIGECO;

•

the bankruptcy court might rule that neither our property interest nor the trustee’s lien extends to securitization charges in respect of electricity consumed after the commencement of SIGECO’s bankruptcy case, with the result that the securitization bonds would represent only general unsecured claims against SIGECO;

•

we and SIGECO might be relieved of any obligation to make any payments on the securitization bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case;

•	SIGECO might be able to alter the terms of the securitization bonds as part of SIGECO’s plan of reorganization;

•	the bankruptcy court might rule that the securitization charges should be used to pay, or that we should be charged for, a portion of the cost of providing electric service;

•

the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim for actual damages against SIGECO that may be difficult to prove or, if proven, to collect in full;

•	if the servicer defaults or enters bankruptcy proceedings, it might be difficult to find a successor servicer and payments on the securitization bonds might be suspended;

•	the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the securitization bonds and on the value of the securitization bonds; or

•

the servicer will commingle the securitization charges with other revenues it collects, which might obstruct access to the securitization charges in case of the bankruptcy of the servicer and reduce the value of your investment in the securitization bonds.

Please read “How a Bankruptcy May Affect Your Investment.”

The sale of the securitization property might be construed as a financing and not a sale in a case of SIGECO’s bankruptcy which might delay or limit payments on the securitization bonds.

The Securitization Act provides that the characterization of a transfer of securitization property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. We and SIGECO will treat the transaction as a sale under applicable law, although for financial reporting and federal and state tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of SIGECO, a party in interest in the bankruptcy might assert that the sale of the securitization property to us was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the trustee, be treated as a secured creditor of SIGECO in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against SIGECO. See “—The servicer will commingle the securitization charges with other revenues it collects, which might obstruct access to the securitization charges in case of the servicer’s bankruptcy and reduce the value of your investment in the securitization bonds” above. Even if we had a security interest in the securitization property, we might not have access to the related securitization charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the securitization bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the securitization charge collections and therefore the amount and timing of funds available to us to pay securitization bondholders.

If the servicer enters bankruptcy proceedings, the remittance of certain securitization charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owed on the securitization bonds.

In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that securitization charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if we are considered to be an “insider” of the servicer, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, we would expect that the amount of any future securitization charges would be increased through the true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the securitization bonds.

Claims against SIGECO might be limited in the event of a bankruptcy of the seller.

If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other documents executed in connection with the sale agreement could be unsecured claims and would be disposed of in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of SIGECO might challenge the enforceability of the indemnity provisions in the sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving SIGECO.

The bankruptcy of SIGECO might limit the remedies available to the trustee.

Upon an event of default for the securitization bonds under the indenture, the Securitization Act permits the trustee to enforce the security interest in the securitization property in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Indiana commission or a court of appropriate jurisdiction for an order of sequestration and payment to all securitization bondholders of all revenues arising with respect to the related securitization property. There can be no assurance, however, that the Indiana commission or such court would issue this order after a SIGECO bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the Indiana court, and an order requiring an accounting and segregation of the revenues arising from the securitization property. There can be no assurance that a court would grant either order.

OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE SECURITIZATION BONDS

SIGECO’s indemnification obligations under the sale agreement and the servicing agreement are limited and might not be sufficient to protect your investment in the securitization bonds.

SIGECO is obligated under the sale agreement to indemnify us and the trustee, for itself and on behalf of the securitization bondholders, only in specified circumstances and will not be obligated to repurchase any securitization property in the event of a breach of any of its representations, warranties or covenants regarding the securitization property. Similarly, SIGECO is obligated under the servicing agreement to indemnify us and the trustee, for itself and on behalf of the securitization bondholders only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

Neither the trustee nor the securitization bondholders will have the right to accelerate payments on the securitization bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture governing the securitization bonds as described in “Description of the Securitization bonds—What Constitutes an Event of Default on the Securitization Bonds.” Furthermore, SIGECO might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by SIGECO might not be sufficient for you to recover all of your investment in the securitization bonds. In addition, if SIGECO becomes obligated to indemnify securitization bondholders, the ratings on the securitization bonds will likely be downgraded as a result of the circumstances causing the breach and the fact that securitization bondholders will be unsecured creditors of SIGECO with respect to any of these indemnification amounts. SIGECO will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the securitization bonds, or for any consequential damages, including any loss of market value of the securitization bonds resulting from a default or a downgrade of the ratings of the securitization bonds. Please read “The Sale Agreement—SIGECO’s Representations and Warranties” and “—SIGECO’s Obligation to Indemnify Us and the Trustee and to Take Legal Action” in this prospectus.

Credit ratings do not indicate the expected rate of payment of principal on the securitization bonds.

We expect that the securitization bonds will receive credit ratings from two nationally recognized statistical rating organizations (“NRSRO”). A rating is not a recommendation to buy, sell or hold the securitization bonds.

The ratings merely analyze the probability that we will repay the total principal amount of the securitization bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.

Under Rule 17g-5 of the Exchange Act, NRSROs providing SIGECO, as the sponsor, with the requisite certification will have access to all information posted on a website by SIGECO for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the securitization bonds. As a result, an NRSRO other than an NRSRO hired by SIGECO (the “hired NRSRO”) may issue ratings on the securitization bonds (“Unsolicited Ratings”), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the issuance date of the securitization bonds. Issuance of any Unsolicited Rating will not affect the issuance of the securitization bonds.

Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSRO on the securitization bonds might adversely affect the value of the securitization bonds and, for regulated entities, could affect the status of the securitization bonds as a legal investment or the capital treatment of the securitization bonds. Investors in the securitization bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of SIGECO, us, the underwriters or any of their affiliates will have any obligation to inform you of any Unsolicited Ratings assigned after the date of this prospectus. In addition, if we or SIGECO fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the securitization bonds, a hired NRSRO could withdraw its ratings on the securitization bonds, which could adversely affect the market value of the securitization bonds and/or limit your ability to resell the securitization bonds.

A downgrade of SIGECO’s credit ratings might affect the market value of the securitization bonds.

Although SIGECO is not an obligor on the securitization bonds, a downgrading of the credit ratings on the debt of SIGECO might have an adverse effect on the market value of the securitization bonds. Credit ratings may change at any time. A NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment.

The absence of a secondary market for the securitization bonds might limit your ability to resell the securitization bonds.

The underwriters for the securitization bonds might assist in resales of the securitization bonds, but they are not required to do so. A secondary market for the securitization bonds might not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of the securitization bonds. We do not anticipate that the securitization bonds will be listed on any securities exchange. Please read “Plan of Distribution” in this prospectus.

You might receive principal payments for a tranche of the securitization bonds later than you expect.

The amount and the rate of collection of the securitization charges for the securitization bonds, together with the related securitization charge adjustments, will generally determine whether there is a delay in the scheduled repayments for any tranche of the securitization bond principal. If the servicer collects the securitization charges at a slower rate than expected, it might have to request adjustments of the securitization charges. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in such tranche of the securitization bonds. Please read “Description of the Securitization Bonds” in this prospectus.

If Indiana law is changed to allow additional securitizations, SIGECO may cause the issuance, by another subsidiary or affiliated entity, of additional securitization bonds secured by additional securitization property that includes a non-bypassable charge on electric customers.

Any new issuance of securitization bonds by another subsidiary or affiliated entity of SIGECO may include terms and provisions that would be unique to that particular issuance. In the event an electric customer does not pay in full all amounts owed under any bill, including securitization charges, SIGECO, as servicer, is expected to be required to allocate any resulting shortfalls in securitization charges ratably based on the amounts of securitization charges owed in respect of the securitization bonds, and amounts owed in respect of other securitization bonds. However, if a dispute arises with respect to the allocation of such securitization charges or other delays occur on account of the administrative burdens of making such allocation, we cannot assure you that any issuance of other securitization bonds by another subsidiary or affiliated entity of SIGECO would not cause reductions or delays in payment of principal and interest on the securitization bonds.

SIGECO’s operations are subject to risks beyond its control, including cyber-security intrusions, terrorist attacks or other catastrophic events, which could limit SIGECO’s operations and ability to service the securitization property.

SIGECO operates in an industry that requires the use of sophisticated information technology systems and network infrastructure, which control an interconnected system of distribution and transmission systems shared with third parties. Due to increased technology advances, SIGECO and its affiliates have become more reliant on technology to effectively operate its business, including to help run their financial and operations organizations in part to integrate data and reporting activities across SIGECO and its affiliates. A successful physical or cyber-security intrusion may occur despite SIGECO’s security measures or those of its affiliates or the third parties it works with. Despite the implementation of security measures, all assets and systems are potentially vulnerable to disability, failures, or unauthorized access due to physical or cyber-security intrusions caused by human error, bugs, terrorist attacks, or other malicious acts. If SIGECO’s or its affiliates’ assets or systems (including those it shares with third parties or otherwise uses) were to fail, be physically damaged, or be breached, and were not recovered in a timely manner, SIGECO may be unable to perform critical business functions, including the distribution of electricity and the metering and billing of electric customers, all of which could materially affect SIGECO’s ability to bill and collect securitization charges or otherwise service the securitization property.

If the investment of collected securitization charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the securitization bonds later than you expect.

Funds held by the trustee in the collection account will be invested in eligible investments at the written direction of the servicer. Eligible investments include commercial paper, money market funds and repurchase obligations with respect to United States treasuries, among other items. Although the eligible investments as defined in the indenture governing the securitization bonds have traditionally been viewed as highly liquid with a low probability of loss, illiquidity and losses have been experienced by investors in certain eligible investments as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest on the securitization bonds and a decrease in the value of your investment in the securitization bonds.

Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the securitization bonds.

European Union (“EU”) legislation comprising Regulation (EU) 2017/2402 (as amended, the “EU Securitization Regulation”) and certain related regulatory technical standards, implementing technical standards and official guidance (together, the “European Securitization Rules”) imposes certain restrictions and obligations with regard to securitizations (as such term is defined for purposes of the EU Securitization Regulation). The European Securitization Rules are in force throughout the EU (and are expected also to be implemented in the non-EU member states of the European Economic Area).

Pursuant to the European Securitization Rules, EU Institutional Investors investing in a securitisation (as so defined) must, amongst other things, verify that (a) certain credit-granting requirements are satisfied, (b) the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention, (c) the originator, sponsor or relevant securitization special purpose entity has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation and (d) they have carried out a due-diligence assessment that enables the EU Institutional Investors to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the securitization that can materially impact the performance of the securitisation position. EU Institutional Investors include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC, as amended; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive; (e) credit institutions as defined in Regulation (EU) No 575/2013 (CRR) (and certain consolidated affiliates thereof); and (f) investment firms as defined in CRR (and certain consolidated affiliates thereof).

With respect to the United Kingdom (UK), relevant UK-established or UK-regulated persons (as described below) are subject to the restrictions and obligations of the EU Securitization Regulation as it forms part of UK domestic law by operation of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”), and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019, and as further amended from time to time, the UK Securitization Regulation. The UK Securitization Regulation, together with (a) all applicable binding technical standards made under the UK Securitization Regulation, (b) any EU regulatory technical standards or implementing technical standards relating to the EU Securitization Regulation (including such regulatory technical standards or implementing technical standards that are applicable pursuant to any transitional provisions of the EU Securitization Regulation) forming part of UK domestic law by operation of the EUWA, (c) all relevant guidance, policy statements or directions relating to the application of the UK Securitization Regulation (or any binding technical standards) published by the Financial Conduct Authority (the “FCA”) and/or the Prudential Regulation Authority (the “PRA”) (or their successors), (d) any guidelines relating to the application of the EU Securitization Regulation that are applicable in the UK, (e) any other transitional, saving or other provision relevant to the UK Securitization Regulation by virtue of the operation of the EUWA and (f) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Regulation, in each case, as may be further amended, supplemented or replaced, from time to time, are referred to in this prospectus as the UK Securitization Rules.

Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) by a UK Institutional Investor. UK Institutional Investors include: (a) an insurance undertaking as defined in section 417(1) of the Financial Services And Markets Act 2000 (as amended, the “FSMA”); (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an alternative investment fund manager as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulation 2013 that markets or manages alternative investments funds (as defined in regulation 3 of the Alternative Investment Fund Managers Regulation 2013) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) an undertaking for collective investment in transferable securities as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and (g) a CRR firm as defined in Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EUWA (and certain consolidated affiliates thereof).

Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitization Regulation), a UK Institutional Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitization Regulation), must, among other things: (a) verify that, where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit granting is based on a thorough assessment of the obligor’s creditworthiness; (b) verify that, if established in the third country (i.e. not within the UK), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest that, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitization Regulation, and discloses the risk retention to the affected investors; (c) verify that, where established in a third country (i.e. not within the UK), the originator, sponsor or relevant securitization special purpose entity, where applicable, made available information that is substantially the same as that which it would have made available under Article 7 of the UK Securitization Regulation (which sets out certain transparency requirements) if it had been established in the UK and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the UK; and (d) carry out a due-diligence assessment that enables the UK Institutional Investors to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the securitization that can materially impact the performance of the securitisation position.

We and SIGECO do not believe that the securitization bonds fall within the definition of a “securitization” for purposes of the EU Securitization Regulation or the UK Securitization Regulation as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus. Therefore, we and SIGECO believe such transactions are not subject to the European Securitization Rules or the UK Securitization Rules. As such, neither we nor SIGECO, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitization Rules or the UK Securitization Rules. In particular, no such Person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other Person) with any requirement of the European Securitization Rules or the UK Securitization Rules to which such investor (or other Person) may be subject at any time.

However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitization for purposes of the EU Securitization Regulation or the UK Securitization Regulation, then any failure by an EU Institutional Investor or a UK Institutional Investor (as applicable) to comply with any applicable European Securitization Rules or UK Securitization Rules (as applicable) with respect to an investment in the securitization bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.

Consequently, the securitization bonds may not be a suitable investment for EU Institutional Investors or UK Institutional Investors. As a result, the price and liquidity of the securitization bonds in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitization Rules and the UK Securitization Rules, and the suitability of the securitization bonds for investment. Neither we nor SIGECO, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other Person) for any non-compliance by any such Person with the European Securitization Rules, the UK Securitization Rules or any other applicable legal, regulatory or other requirements.

REVIEW OF THE SECURITIZATION PROPERTY

Pursuant to the rules of the SEC, SIGECO, as sponsor, has performed, as described below, a review of the securitization property underlying the securitization bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the securitization property is accurate in all material respects. SIGECO did not engage a third party in conducting its review.

The securitization bonds will be secured under the indenture by the indenture’s trust estate. The principal asset of the indenture’s trust estate is the securitization property. The securitization property is a present property right for purposes of contracts concerning the sale or pledge of property, authorized and created pursuant to the securitization provisions of the Securitization Act and an irrevocable financing order. The securitization property includes the right to impose, collect and receive non-bypassable securitization charges in amounts sufficient to pay on a timely basis scheduled principal and interest on the securitization bonds, including financing and other qualified costs, in connection with the securitization bonds. The securitization charges are payable by all retail customers receiving electric service from SIGECO as of January 4, 2023 (the date of the financing order), including any retail customer of SIGECO that switches to new on-site generation after the date of the financing order, and any future retail electric customers during the term of the securitization bonds. During the twelve months ended December 31, 2022, approximately 43% of SIGECO’s total deliveries in its certificated service territory were to industrial electric customers, approximately 26% were to commercial electric customers and approximately 31% were to residential electric customers. During this period, approximately 91% were to electric customers at distribution voltage and 9% were to electric customers at transmission voltage.

The securitization property is not a static pool of receivables or assets. Securitization charges authorized in the financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Indiana commission, except with respect to a request by SIGECO to retire and refund previously authorized securitization bonds and annual and periodic true-up adjustments to the securitization charges. There is no specified “cap” on the level of securitization charges that may be imposed on consumers of electricity to meet scheduled principal of and interest on the securitization bonds. All revenue, collections, payments, money and proceeds resulting from securitization charges provided for in the financing order are part of the securitization property. The securitization property is described in more detail under “Description of the Securitization Property” in this prospectus.

In the financing order, the Indiana commission, among other things:

•

orders that SIGECO, as servicer, shall impose securitization charges on all electric customers required to pay securitization charges under the financing order in an amount sufficient to allow for the full recovery of SIGECO’s qualified costs approved in the financing order (including amounts sufficient to pay principal and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds),

•

orders that upon the transfer of the securitization property to us by SIGECO, we shall be granted all of the rights, title, and interest with respect to the securitization property, including, without limitation, the right to exercise any and all rights and remedies with respect thereto, including the right to authorize and direct SIGECO to disconnect electric service and assess and collect any amounts payable by any electric customer in respect of the securitization property, and that SIGECO as servicer is merely the collection agent for us, and

•

pledges that it will act under the financing order as expressly authorized by the securitization provisions of the Securitization Act to ensure that the amount collected from the securitization charges is sufficient to pay principal of and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds.

Please read “The Securitization Act” and “SIGECO’s Financing Order” in this prospectus for more information.

The characteristics of securitization property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because securitization property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the securitization property and many elements of the securitization bonds securitization are set forth and constrained by the securitization provisions of the Securitization Act, SIGECO, as sponsor, does not select the assets to be securitized in ways common to many securitizations. Moreover, the securitization bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The securitization provisions of the Securitization Act and the Indiana commission require the imposition on, and collection of securitization charges from, all retail consumers receiving electric service from SIGECO as of January 4, 2023 (the date of the financing order), including any retail customer of SIGECO that switches to new on-site generation after the date of the financing order, and any future retail electric customers during the term of the securitization bonds, subject to limited exceptions. Since the securitization charges are assessed against all such electric customers and the true-up adjustment mechanism adjusts for the impact of electric customer defaults, the collectability of the securitization charges is not ultimately dependent upon the credit quality of particular SIGECO electric customers, as would be the case in the absence of the true-up adjustment mechanism.

The review by SIGECO of the securitization property underlying the securitization bonds has involved a number of discrete steps and elements as described in more detail below. First, SIGECO has analyzed and applied the securitization provisions of the Securitization Act’s requirements for securitization of qualified costs in seeking approval of the Indiana commission for the issuance of the financing order and in its application for a financing order with respect to the characteristics of the securitization property to be created pursuant to the financing order. SIGECO worked with its counsel and its structuring advisor in preparing the application for a financing order and with the Indiana commission on the terms of the financing order. Moreover, SIGECO worked with its counsel, its structuring advisor and counsel to the underwriters in preparing the legal agreements that provide for the terms of the securitization bonds and the security for the securitization bonds. SIGECO has analyzed economic issues and practical issues for the scheduled payment of the securitization bonds in terms of impacts of economic factors, potentials for disruptions due to weather or catastrophic events and its own forecasts for electric customer growth as well as the historic accuracy of its prior forecasts.

In light of the unique nature of the securitization property, SIGECO has taken (or prior to the offering of the securitization bonds, will take) the following actions in connection with its review of the securitization property and the preparation of the disclosure for inclusion in this prospectus describing the securitization property, the securitization bonds and the proposed securitization:

•

reviewed the securitization provisions of the Securitization Act, the rules and regulations of the Indiana commission as they relate to the securitization property in connection with the preparation and filing of the application with the Indiana commission for the approval of the financing order in order to confirm that the application and proposed financing order satisfied applicable statutory and regulatory requirements;

•	actively participated in the proceeding before the Indiana commission relating to the approval of the requested financing order;

•

compared the financing order, as issued by the Indiana commission, to the securitization provisions of the Securitization Act and the rules and regulations of the Indiana commission as they relate to the securitization property to confirm that the financing order met such requirements;

•

compared the proposed terms of the securitization bonds to the applicable requirements in the securitization provisions of the Securitization Act, the financing order and the regulations of the Indiana commission to confirm that they met such requirements;

•

prepared and reviewed the agreements to be entered into in connection with the issuance of the securitization bonds and compared such agreements to the applicable requirements in the securitization provisions of the Securitization Act, the financing order and the regulations of the Indiana commission to confirm that they met such requirements;

•

reviewed the disclosure in this prospectus regarding the securitization provisions of the Securitization Act, the financing order and the agreements to be entered into in connection with the issuance of the securitization bonds, and compared such descriptions to the relevant securitization provisions of the Securitization Act, the financing order and such agreements to confirm the accuracy of such descriptions;

•

consulted with legal counsel to assess if there is a basis upon which the securitization bondholders (or the trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of Indiana (including the Indiana commission) that could repeal or amend the securitization provisions of the Securitization Act that could substantially impair the value of the securitization property, or substantially reduce, alter or impair the securitization charges;

•

reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including without limitation, billing and collecting the securitization charges to be provided for under the securitization property, forecasting securitization charge revenues, preparing and filing applications for true-up adjustments to the securitization charges and enforcing credit standards;

•	reviewed the methodology and procedure of the true-up mechanism for adjusting securitization charge levels to meet the scheduled payments on the securitization bonds; and

•

with the assistance of its structuring advisor and the underwriters, prepared financial models in order to set the initial securitization charges to be provided for under the securitization property at a level sufficient to pay on a timely basis scheduled principal and interest on the securitization bonds.

In connection with the preparation of such models, SIGECO:

•	reviewed (i) the historical electricity usage and electric customer growth within SIGECO’s electric customer base and (ii) forecasts of expected electricity sales and electric customer growth; and

•

analyzed the sensitivity of the weighted average life of the securitization bonds in relation to variances in actual energy consumption levels (electric sales at distribution voltage) from forecasted levels and in relation to the true-up mechanism in order to assess the probability that the weighted average life of the securitization bonds may be extended as a result of such variances, and in the context of the operation of the true-up mechanism for adjustment of securitization charges to address under- or over-collections in light of scheduled payments on the securitization bonds.

As a result of this review, SIGECO has concluded that:

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the securitization property, the financing order and the agreements to be entered into in connection with the issuance of the securitization bonds meet in all material respects the applicable statutory and regulatory requirements;

•

the disclosure in this prospectus regarding the securitization provisions of the Securitization Act, the financing order and the agreements to be entered into in connection with the issuance of the securitization bonds is as of its date, accurate in all material respects;

•	the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;

•

securitization charge revenues, as adjusted from time to time as provided in the securitization provisions of the Securitization Act and the financing order, are expected to be sufficient to pay on a timely basis scheduled principal and interest on the securitization bonds; and

•

the design and scope of SIGECO’s review of the securitization property as described above is effective to provide reasonable assurance that the disclosure regarding the securitization property in this prospectus is accurate in all material respects.

DESCRIPTION OF THE SECURITIZATION PROPERTY

Creation of the Securitization Property; Financing Order

The Securitization Act defines securitization property as, “the rights and interests of an electric utility, or its successor, under a financing order, including the following (1) the right to impose, collect and receive securitization charges, as authorized under the financing order, in an amount necessary to provide for the full recovery of all qualified costs; (2) the right under the financing order to obtain periodic adjustments of securitization charges . . ., and (3) all revenue, collections, payments, money, and proceeds arising out of the rights and interests” of the electric utility under the financing order. The securitization bonds will be secured by the securitization property, as well as the other collateral described under “Description of the Securitization Bonds—The Security for the Securitization Bonds.”

In addition to the right to impose, collect and receive securitization charges, the financing order:

•	Authorizes the transfer of the securitization property to us and the issuance of the securitization bonds;

•	Establishes procedures for periodic true-up adjustments to the securitization charges in the event of over-collection or under-collection; and

•

Provides and pledges that the financing order is irrevocable and may not be reduced, impaired, or adjusted by any subsequent action of the Indiana commission (except for the true-up mechanism adopted by the Indiana commission or in connection with a refinancing, retiring or refunding of securitization bonds).

The financing order approved the form of issuance advice letter and included a process whereby an updated form of issuance advice letter will be submitted by SIGECO to the Indiana commission at least two weeks before marketing the securitization bonds. SIGECO also submitted a form of securitization tariff (called the “Securitization of Coal Plants Tariff” or “SCP”) as part of its application for a financing order and the Indiana commission approved this tariff in the financing order. SIGECO will complete and file both documents with the Indiana commission within three business days after the pricing of the securitization bonds. The issuance advice letter will confirm to the Indiana commission the interest rate and expected sinking fund schedule for the securitization bonds and sets forth the actual dollar amount of the initial securitization charges as described below under “SIGECO’s Financing Order—Issuance Advice Letter.” The Indiana commission will issue any rejection of the issuance advice letter prior to noon on the fourth business day after the pricing of the securitization bonds.

Tariff; Securitization Charges

The rate schedule within the Securitization of Coal Plants Tariff establishes the initial securitization charges. The rate schedule within the Securitization of Coal Plants Tariff also implements the procedures for periodic adjustments to the securitization charges, the payment of securitization charges and the periodic procedures allowing SIGECO as servicer to reconcile the amount of securitization charges collections with the periodic payment requirement.

The securitization charges will be payable by all existing and future SIGECO (or its successor’s) retail electric customers and customer rate classes who receive any type of electric service from SIGECO (or its successor).

For purposes of billing securitization charges, each customer will be designated as a customer belonging to one of the securitization charge customer rate classes set forth below. For customers designated as a customer belonging to the street lighting customer class, 0.45% of the securitization charge revenue requirement will be allocated to those customers before the 4CP allocation factor comes into effect. Under the terms of the financing order, SIGECO will then allocate the remaining securitization charges among securitization charge customer rate classes as follows:

Customer Rate Class	4CP Allocator for Non-Street Lighting
Residential (RS)	40.61600%
Water Heating (B)	0.13070%
Small General Service (SGS)	1.82340%
Demand General Service (DGS)	27.90430%
Off-Season Service (OSS)	2.15560%
Large Power (LP)/Other Large	24.62580%
Backup, Auxiliary and Maintenance Power Services (BAMP)-Auxiliary	1.84950%
High Load Factor (HLF)	0.89470%

Total Non-Street Lighting Securitization Charges	100.00000%

The non-bypassable securitization charge applicable to each securitization charge customer rate class for any period will be determined based on the allocation percentage of such class, the amount necessary to make payments of principal and interest on the securitization bonds for the related period, and the most recent annual base revenue forecast. The true-up adjustment methodology approved in the financing order requires that any delinquencies or under-collections in one customer rate class will be taken into account in the application of the true-up mechanism to adjust the securitization charges for all customers, not just the class of customers from which the delinquency or under-collection arose.

The securitization charges will be adjusted annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Indiana commission. SIGECO estimates that on an annualized basis the initial securitization charges would represent approximately 5.4% of the total bill received by a 1,000 kWh residential customer based on rates as of March 31, 2023.

Billing and Collection Terms and Conditions

Generally, bills are rendered monthly to all customers and are payable within 17 calendar days from mailing. Billing is expected to begin within one business day upon issuance of the securitization bonds. Customers are billed in established cycles, with the total number of days between meter readings generally ranging from 25 to 35 days. SIGECO has some residential and general service customers that require manual billing due to more complex billing arrangements that are dictated by contractual terms.

SIGECO, as the initial servicer of the securitization bonds will bill and collect the securitization charges as described in the servicing agreement and remit those amounts to the trustee on our behalf. We are a Delaware limited liability company subsidiary special purpose entity created by SIGECO to facilitate the securitization. The servicer will perform these functions for us in accordance with the servicing agreement by and between SIGECO, as the initial servicer, and us. If the servicer defaults on its obligations under the servicing agreement, the trustee may appoint a successor servicer, subject to the terms and conditions of the servicing agreement.

The securitization bonds will be issued pursuant to an indenture and series supplement administered by the trustee. The indenture will include provisions for a collection account and subaccounts for the collection and administration of the securitization charges and payment or funding of the principal and interest on the securitization bonds and other costs. We will establish a collection account as a trust account to be held by the trustee as collateral for the payment of the scheduled principal, interest, and other costs approved in the financing order. The collection account will include the general subaccount, the capital subaccount, and the excess funds subaccount, and may include other subaccounts. The servicer will remit securitization charges to the trustee, which will deposit such remittances into a general subaccount. Upon issuance of the securitization bonds, SIGECO will make a capital contribution to us in an amount equal to 0.5% of the initial aggregate principal amount of the securitization bonds and we will deposit such contribution into a capital subaccount. The capital subaccount will serve as collateral for timely payments of principal and interest on the securitization bonds. An excess funds subaccount will hold any securitization charge remittances and investment earnings on the collection account (other than earnings attributable to the capital subaccount and released under the terms of the Indenture) in excess of the amounts needed to pay principal and interest on the securitization bonds and to pay ongoing costs related to the securitization bonds (including replenishing the capital subaccount). Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the payments to be made on the next payment date for purposes of the true-up adjustment. The servicer is required to make annual adjustments to the securitization charges to correct any under-collection or over-collection of securitization charges during the preceding twelve months and ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the securitization bonds. If remitted securitization charges are insufficient to make payments of principal and interest on the securitization bonds and other costs approved in the financing order, then the excess funds subaccount, and the capital subaccount will be drawn down, in that order, to make those payments. The servicer may perform periodic true-ups as necessary to ensure that the amount collected from securitization charges is sufficient to service the securitization bonds. There will also be mandatory quarterly true-up adjustments for the securitization bonds remaining outstanding beginning the year immediately preceding the scheduled final payment date for the longest maturing tranche of the securitization bonds.

The Securitization Act and the financing order provide that the obligation to pay securitization charges is not subject to any right of set-off, counterclaim, surcharge, or defense by SIGECO or any other person, or in connection with the bankruptcy or insolvency of SIGECO or any other entity and that securitization charges are “non-bypassable.”

THE SECURITIZATION ACT

Overview

On April 14, 2021, the Indiana Legislature enacted the Pilot Program for Cost Securitization for Retired Electric Utility Assets, providing for a financing mechanism through which electric utilities can use securitization financing to recover undepreciated asset balances and other costs associated with generation facilities that will be retired in the next 24 months of when the petition is filed by issuing “securitization bonds.” On May 10, 2022, SIGECO made a filing with the Indiana commission requesting authorization for SIGECO to use securitization financing to recover its qualified costs related to A.B. Brown Units 1 and 2. Securitization bonds must be approved in a financing order issued by the Indiana commission. This provision of Indiana law, the Securitization Act, as amended, is codified at Ind. Code ch. 8-1-40.5. An Indiana electric utility with qualified costs that are at least five percent of the electric utility’s total jurisdictional electric rate base subject to the jurisdiction of the Indiana commission needs to apply to the Indiana commission in order for a financing order under the Securitization Act to authorize the issuance of securitization bonds.

Indiana electric utilities have relied on coal-fired generation facilities to generate significant portions of their electric needs. Many of the coal-fired generation facilities serving Indiana are aging and the integrated resource plans conducted by Indiana electric utilities to evaluate future generation needs are indicating retiring these plants and replacing them with gas and renewable generation offers a lower cost for customers. This transition has the potential to impact the affordability of electric service in Indiana. Seeking alternatives to manage this electric generation transition, the Indiana Legislature enacted the Securitization Act allowing SIGECO to use securitization financing to recover costs related to two of its retiring coal-generation units. This pilot program will help Indiana evaluate the financial benefits securitization financing can provide through this transition.

As provided in the Securitization Act and the financing order, SIGECO’s customers will pay the securitization charges, which are non-bypassable charges included in their monthly charges for electric service. The securitization charges will fund payments of principal and interest on the securitization bonds, together with related financing costs. The securitization charges will be collected by SIGECO, as initial servicer, or its successor, as provided for in the financing order and the servicing agreement. The securitization charges are required to be adjusted at least annually, and more frequently as necessary, to ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal, interest and other required amounts in connection with the securitization bonds until the next adjustment pursuant to a subsequent true-up calculation. Pursuant to the servicing agreement, there will be true-up adjustments at least quarterly for the securitization bonds remaining outstanding beginning the year immediately preceding the scheduled final payment date for the longest maturing tranche of the securitization bonds.

SIGECO May Securitize Qualified Costs and Related Upfront and Ongoing Financing Costs

SIGECO May Issue Securitization Bonds to Recover SIGECO’s Qualified Costs.

Under the Securitization Act, the Indiana commission may issue financing orders approving the issuance of securitization bonds, such as the securitization bonds to recover an electric utility’s qualified costs in an amount determined by the Indiana commission. An electric utility, its successors or an assignee of the electric utility may issue securitization bonds. The Securitization Act requires the proceeds of securitization bonds to be used solely for the purposes of reimbursing the electric utility for qualified costs. Securitization bonds are secured by and payable from securitization property, which includes the right to impose, collect and receive securitization charges, to obtain periodic adjustments to such charges as provided in the financing order and all revenue, collections, claims, payments, money and proceeds arising from the foregoing rights and interests. Under the financing order, the securitization bonds may have a legal final maturity of up to 20 years. Securitization charges can be imposed only when and to the extent that securitization bonds are issued.

Creation of the Securitization Property.

As authorized by the Securitization Act, and provided by the financing order, as of the effective date of the financing order, there was created and established for SIGECO the securitization property, which is a present property right for purposes of contracts in favor of SIGECO, its transferees and other financing parties, to impose, collect and receive the securitization charges from SIGECO’s customers.

A Financing Order is Irrevocable.

A financing order, once effective, together with the securitization charges authorized in such financing order, is irrevocable and not subject to reduction, impairment or adjustment by the Indiana commission, except for adjustments pursuant to the Securitization Act in order to correct over-collections or under-collections and to ensure the expected recovery of amounts sufficient to provide timely payment of debt service and all other required amounts and charges in connection with the related securitization bonds. Although a financing order is irrevocable, the Securitization Act allows for applicants to apply for one or more new financing orders to provide for retiring and refunding securitization bonds if such retirement or refunding would result in lower securitization charges.

State and Commission Pledges.

The State of Indiana and its agencies, including the Indiana commission, have pledged for the benefit and protection of financing parties and SIGECO that, pursuant to the Securitization Act, the State of Indiana and the Indiana commission, as an administrative agency of the state, will not: (a) take or permit any action that would impair the value of the securitization property; or (b) reduce or alter (except pursuant to periodic true-up adjustments), or impair the securitization charges to be imposed, collected, and remitted to financing parties under the Securitization Act until the principal, interest, and premium, and other charges incurred or contracts to be performed in connection with the securitization bonds have been paid and performed in full.

Constitutional Matters

To date, no federal or Indiana cases addressing the repeal or amendment of the Securitization Act or securitization provisions analogous to those contained in the Securitization Act have been decided. There have been cases in which courts have applied the Contract Clause of the United States Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued by public instrumentalities or private issuers, or otherwise substantially impairing or eliminating the security for bonds or other indebtedness. Based upon this case law, Baker Botts L.L.P., as counsel to SIGECO and us, expects to deliver an opinion, prior to the closing of the offering of the securitization bonds described in this prospectus, to the effect that the State pledge described above unambiguously indicates the State’s intent to be bound with the securitization bondholders and, subject to all of the qualifications, limitations and assumptions set forth in its opinion, supports the conclusion that the State pledge constitutes a binding contractual relationship between the State and the securitization bondholders for purposes of the Federal Contract Clause. Subject to all of the qualifications, limitations and assumptions set forth in such opinion, including that any impairment of the contract be “substantial,” the opinion of Baker Botts L.L.P. is expected to state that a reviewing court of competent jurisdiction would hold that the State of Indiana could not constitutionally repeal or amend the Securitization Act or take any other action contravening the State pledge and creating an impairment, unless such court would determine that such impairment clearly is a reasonable and necessary exercise of the State of Indiana’s sovereign powers based upon reasonable conditions and of a character reasonable and appropriate to the emergency or other significant and legitimate public purpose justifying such action. In addition, Barnes & Thornburg LLP expects to deliver an opinion, prior to the closing of the offering of the securitization bonds described in this prospectus, subject to all of the qualifications, limitations and assumptions set forth in its opinion, to the effect that a reviewing court of competent jurisdiction would hold that any action by the State of Indiana of a legislative character in contravention of the State pledge that (A) repeals or amends the State pledge; (B) repeals or amends the Securitization Act; (C) impairs the value of the securitization property, except for annual and periodic true-up adjustments as provided in Indiana Code § 8-1-40.5-12(c); or (D) reduces or alters the securitization charges except for annual and periodic true-up adjustments as provided in Indiana Code § 8-1-40.5-12(c), so as to impair: (i) the terms of the indenture or the securitization bonds; or (ii) the rights and remedies of the securitization bondholders (or the trustee acting on their behalf), prior to the time the securitization bonds are fully paid and discharged, would violate the Indiana Contract Clause.

Baker Botts L.L.P., subject to all of the qualifications, limitations and assumptions (including the assumption that any impairment would be “substantial”) set forth in its opinion, is also expected to state in its opinion that a Indiana state court reviewing an appeal of Indiana commission action of a legislative character would conclude that the Indiana commission pledge (i) creates a binding contractual obligation of the State of Indiana for purposes of the Federal Contract Clause and (ii) provides a basis upon which the securitization bondholders could challenge successfully on appeal any such action by the Indiana commission of a legislative character, including the rescission or amendment of the financing order, that such court determines violates the Indiana commission pledge in a manner that substantially reduces, alters or impairs the value of the securitization property including the securitization charges, prior to the time that the securitization bondholders are fully paid and discharged, unless there is a judicial finding that the Indiana commission action clearly is exercised for a public end and is reasonably necessary to the accomplishment of that public end so as not to be arbitrary, capricious or an abuse of authority.

In addition, any action of the Indiana legislature adversely affecting the securitization property or the ability to collect securitization charges may be considered a “taking” under the United States or Indiana Constitutions. Baker Botts L.L.P. has advised us that it is not aware of any federal, and Barnes & Thornburg LLP has advised us that it is not aware of any Indiana, court cases addressing the applicability of the Takings Clause of the United States or Indiana Constitution, respectively, in a situation analogous to that which would be involved in an amendment or repeal of the Securitization Act. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Securitization Act in contravention of the State pledge, since, for example, a court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Assuming a Takings Clause analysis were applied under the United States Constitution or the Indiana Constitution, Baker Botts L.L.P. and Barnes & Thornburg LLP, respectively, expect to render an opinion, prior to the closing of the offering of the securitization bonds described in this prospectus, to the effect that, under the existing case law of the respective courts each opinion is covering, a reviewing court of competent jurisdiction would hold, subject to all of the qualifications, limitations and assumptions set forth in each respective opinion, if it concludes that the securitization property is protected by the Takings Clause of the United States Constitution (or the Takings Clause of the Indiana Constitution with respect to the opinion of Barnes & Thornburg LLP), that the State would be required to pay just compensation to the securitization bondholders, as determined by such court, if the Indiana legislature repealed or amended the Securitization Act in contravention of the State pledge or took any other action contravening the State pledge, if the court determines doing so constituted a permanent appropriation of a substantial property interest of the securitization bondholders in the securitization property and deprived the securitization bondholders of their reasonable expectations arising from their investments in the securitization bonds. In examining whether action of the Indiana legislature amounts to a regulatory taking, both federal and state courts will consider the character of the governmental action, the economic impact of the governmental action on the securitization bondholders, and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient for you to recover fully your investment in the securitization bonds.

In connection with the foregoing, Baker Botts L.L.P. has advised us that issues relating to the Takings Clause of the United States Constitution, and Barnes & Thornburg LLP has advised us that issues relating to the Contract and Takings Clauses of the Indiana Constitution, are essentially decided on a case-by-case basis and that the courts’ determinations, in most cases, appear to be strongly influenced by the facts and circumstances of the particular case, and has further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under a Takings Clause analysis or Contract Clause analysis could be substantially in excess of what a securitization bondholder would consider material.

In addition, Baker Botts L.L.P. expects to render an opinion, prior to the closing of the offering of the securitization bonds described in this prospectus, to the effect that under existing case law and subject to all of the qualifications, limitations and assumptions set forth in its opinion, a reviewing court of competent jurisdiction would hold that the State pledge does not constitute an impermissible attempt to “contract away” the police power of the State of Indiana, and would not be disregarded under the reserved powers doctrine, and Barnes & Thornburg LLP expects to render an opinion, prior to the closing of the offering of the securitization bonds described in this prospectus, to the effect that under existing case law, a reviewing court of competent jurisdiction would hold that the State pledge is constitutional in all material respects under the Indiana Constitution.

We and SIGECO will file a copy of each of the Baker Botts L.L.P. and Barnes & Thornburg LLP opinions as exhibits to an amendment to the registration statement of which this prospectus is a part, or to one of our periodic filings with the SEC.

For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”

The Indiana Commission May Adjust Securitization Charges

The Securitization Act authorizes the Indiana commission to provide, and the Indiana commission has provided, in the financing order, that securitization charges be adjusted at least annually. The purposes of these adjustments are:

•	To correct any over-collections or under-collections during the preceding 12 months; and

•

To ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges during the subsequent 12-month period in connection with the securitization bonds.

In addition to the annual true-up, at least monthly, the servicer will review, and update as appropriate, the data and assumptions underlying the calculation of the securitization charges, and periodic true-ups as required in the servicing agreement will be performed as necessary to ensure that the amount collected from securitization charges is sufficient to pay principal and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds. Pursuant to the servicing agreement, there will be true-up adjustments at least quarterly for the securitization bonds remaining outstanding beginning the year immediately preceding the scheduled final payment date for the longest maturing tranche of the securitization bonds.

Securitization Charges are Non-bypassable

The Securitization Act provides that the securitization charges are non-bypassable subject to the terms of the financing order. Under the financing order, “non-bypassable” means the securitization charges are payable by all customers and customer rate classes of SIGECO (or its successors), including any customer that (1) is participating in a net metering program, a distributed generation program, or a feed-in-tariff program offered by the electric utility or (2) supplies at least part of the customer’s own electricity demand. The financing order provides that the servicer is entitled to bill and collect and must remit, consistent with the financing order and the servicing agreement, the securitization charges from all retail consumers receiving service from SIGECO as of the date of the financing order and any future retail customers during the term of the securitization bonds. Any electric retail customer of SIGECO as of the date of the financing order that switches to new on-site generation is required to continue paying the securitization charges. In order to ensure that the Securitization Act’s directive of non-bypassability is met, the financing order authorizes assessment of the securitization charges based on metered kWh for most customers, with a minimum bill applied for residential, small general service, demand general service and off-season service which are the four customer rate classes containing all of SIGECO’s Rider Net Metering (“Rider NM”) and Rider Excess Distributed Generation (“Rider EDG”) customers.

The Securitization Charges will be calculated as a volumetric rate using the budgeted kilowatt-hour (“kWh”) sales for each customer rate class, with the exception of Residential (“RS”), Small General Service (“SGS”), and Demand General Service (“DGS”), which will be divided by effective sales in kWh to derive a volumetric rate that incorporates a “minimum bill” approach for these customer rate classes containing all of SIGECO’s Net Metering (“NM”) and Excess Distributed Generation (“EDG”) customers. These customer classes would be subject to a minimum bill when monthly usage falls below a minimum threshold. Off-Season Service (“OSS”) customers will also be subject to a minimum bill using the methodology employed for DGS customers. The proposed calculation is designed to ensure the securitization charges are non-bypassable for these classes in compliance with the Securitization Act.

The Securitization Act Protects Securitization Bondholders’ Security Interest on Securitization Property

The Securitization Act provides that a valid and enforceable lien and security interest in securitization property will attach only after the issuance of a financing order and the execution and delivery of a security agreement in connection with the issuance of the securitization bonds. The security interest attaches automatically from the time that value is received for the securitization bonds.

The lien and security interests constitute a continuously perfected lien and security interests in the securitization property and all proceeds of the securitization property, whether or not accrued. If a financing statement is filed with respect to the security interest in accordance with Indiana Code Article 26-1, the security interest will have priority in the order of perfection and take precedence over any subsequent judicial lien or other creditor’s lien. Transfer of an interest in the securitization property to an assignee is perfected against all third parties, including subsequent judicial or other lien creditors, if a financing statement is filed with respect to the transfer in accordance with Indiana Code Article 26-1.

The Securitization Act provides that priority of a lien and security interest in securitization property will not be impaired by:

•	commingling of funds arising from collection of securitization charges with other funds, or

•	modifications to the financing order.

Please read “Risk Factors—Risks Associated with the Unusual Nature of the Securitization Property.”

The Securitization Act Characterizes the Transfer of Securitization Property as a True Sale

The Securitization Act provides that an electric utility’s or an assignee’s transfer of securitization property is a “true sale” under Indiana law and is not a secured transaction, and that the transferor’s title, both legal and equitable passes to the person to which the securitization property is transferred, if the agreement governing that transfer expressly states that the transfer is a sale or is an other absolute transfer. Please read “The Sale Agreement” and “Risk Factors— Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer.”

SIGECO’S FINANCING ORDER

Background. On May 10, 2022, SIGECO made a filing with the Indiana commission requesting authorization for SIGECO to use securitization financing to recover its qualified costs related to A.B. Brown Units 1 and 2. SIGECO plans to retire the two coal-fired generating units by October 15, 2023 and sought approval for securitization as a means to mitigate the ratepayer impact of the retirement of A.B. Brown Units 1 and 2 by financing the remaining qualified costs related to the retirement of those units through securitization bonds rather than recovering those costs through traditional ratemaking practices. On January 4, 2023, the Indiana commission issued its final order determining that SIGECO is authorized, pursuant to the Securitization Act, to finance, through the issuance of securitization bonds in the amount of up to $350,125,000. The financing order also authorized: (1) SIGECO’s proposed financing structure and issuance of the securitization bonds; (2) creation of the securitization property, including the right for the imposition, collection and periodic adjustments of the securitization charges sufficient to pay the securitization bonds and associated financing costs; (3) the sale of the securitization property by SIGECO to us; (4) a rate schedule to implement the securitization charges; and (5) additional rate schedules to implement a rate reduction corresponding to the removal of A.B. Brown Units 1 and 2 related charges from customer rates and an accumulated deferred income tax (“ADIT”) credit to ensure that customers receive the full benefit of ADIT associated with the retiring assets. The financing order became final and nonappealable on February 3, 2023.

The financing order provides that if the securitization bonds were not issued within 90 days of the financing order becoming final and nonappealable, the Indiana commission could extend the 90-day period upon SIGECO’s request. On April 10, 2023, SIGECO filed a petition with the Indiana commission in accordance with the Securitization Act to extend the 90-day period. On May 3, 2023, the Indiana commission issued an order granting SIGECO’s petition for extension and extending the time period for SIGECO to issue the securitization bonds until August 4, 2023. The extension order will become final and nonappealable on June 2, 2023.

We have filed the financing order and the extension order with the SEC as exhibits to the registration statement of which this prospectus forms a part.

The financing order provides that the Indiana commission guarantees it will act pursuant to the financing order as authorized by the Securitization Act to ensure that expected securitization charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the securitization bonds, including financing and other ongoing costs in connection with the securitization bonds.

Issuance of Securitization Bonds. The financing order authorizes SIGECO to cause us to issue securitization bonds in an aggregate principal amount of up to $350,125,000.

Collection of Securitization Charges. The financing order authorizes SIGECO to collect the securitization charges from its customers in an amount sufficient to pay principal and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds.

There is no “cap” on the level of securitization charges that may be imposed on customers to pay on a timely basis scheduled principal and interest on the securitization bonds. Pursuant to the financing order, the securitization charges will be imposed until the securitization bonds and all related financing costs have been paid in full. Under the financing order, the securitization bonds may have a legal final maturity of up to 20 years.

Issuance Advice Letter. At least two weeks before marketing the securitization bonds, SIGECO is required to submit to the Indiana commission an updated draft issuance advice letter including then-current market conditions and the decision on whether any additional credit enhancements will be included. Following the determination of the final terms of the securitization bonds and prior to their issuance, SIGECO is required to submit to the Indiana commission no later than three business days after the pricing of the securitization bonds a final issuance advice letter, in order to provide the Indiana commission the opportunity to review and reject the issuance before noon on the following business day. In the absence of action by the Indiana commission within this time period to reject, the issuance advice letter and the transactions contemplated thereby shall be considered in compliance with the financing order. Contemporaneously with the submission of the final issuance advice letter, SIGECO must certify to the Indiana commission that the structuring, pricing and financing costs of the securitization bonds and the imposition of the proposed securitization charges will result in the net present value of the total securitization charges to be collected being less than the amount that would be recovered through traditional ratemaking and that the structuring and expected pricing of the securitization bonds will result in reasonable terms consistent with market conditions and the terms of the financing order.

Rate Schedules. We are required, prior to the implementation of any securitization charges, to complete and file rate schedules in the form of the Securitization Rate Reduction Tariff, Securitization ADIT Credit Tariff and Securitization of Coal Plants Tariff pursuant to the financing order. The rate schedules within the Securitization of Coal Plants Tariff establish the initial securitization charges. In the event a customer in a class not subject to the minimum bill within the approved Securitization of Coal Plants Tariff exhibits such characteristics or participates in a program similar to net metering, distributed generation, or a feed-in tariff, SIGECO must submit a revised tariff reflecting a securitization charge for that class using the same minimum threshold methodology used for the initial securitization charges.

True-Ups. The financing order provides that securitization charges will be reviewed and adjusted at least annually to:

•

correct for any over-collections or under-collections of the securitization charges during the 12 months preceding the date of the filing of the true-up application (or in the case of the first annual true-up review, during those months that precede the date of filing of the true-up application and in which the securitization charges were collected), and

•

ensure the expected recovery of amounts sufficient to provide timely payment of debt service and other required amounts and charges during the subsequent 12-month period in connection with the securitization bonds.

The procedures for periodic adjustments to the securitization charges are set forth within the financing order and the servicing agreement. In addition to the annual true-up, at least monthly, the servicer will review, and update as appropriate, the data and assumptions, underlying the calculation of the securitization charges, and periodic true-ups as required in the servicing agreement will be performed as necessary to ensure that the amount collected from securitization charges is sufficient to pay principal and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds. Pursuant to the servicing agreement, there shall be true-up adjustments at least quarterly for the securitization bonds remaining outstanding beginning the year immediately preceding the scheduled final payment date for the longest maturing tranche of the securitization bonds.

Any over- or under-recovery variance for purposes of the true-up mechanism will be determined by month and by rate schedule by comparing actual recoveries to the approved recoveries from the securitization charges for the same period. Any over-collection or under-collection will be given back or charged to customers, respectively, initially based on 4CP allocation regardless of how each rate class contributed to the over-collection or under-collection (with such 4CP allocation subject to change by future orders of the Indiana commission in a docketed proceeding).

For more discussion of the true-up mechanism, see “The Servicing Agreement—Securitization Charge Adjustment Process” in this prospectus.

Irrevocability and State Pledge. The financing order and the securitization charges authorized in the financing order are irrevocable and not subject to reduction, impairment or adjustment by further action of the Commission except with respect to a true-up adjustment of the securitization charges. The State of Indiana, and the Indiana commission, as an administrative agency of the State of Indiana, have pledged that each will not (i) take or permit any action that would impair the value of the securitization property or (ii) reduce or alter, except pursuant to the true-up mechanism, or impair the securitization charges to be imposed, collected, and remitted to financing parties under the Securitization Act; until the principal, interest, and premium, and other charges incurred or contracts to be performed in connection with the securitization bonds have been paid or performed in full.

Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”

Adjustments to Allocation of Securitization Charges. The financing order provides that the securitization charges will be imposed on all retail customers based on customer rate class based on the allocation factors of each customer rate class. The initial allocation will be based upon the 4CP method with modifications for street lighting customers who would have a zero percent allocation under 4CP and with minimum charges for residential, small general service, demand general service and off-season service customers to ensure the securitization charges are applied to all customers and customer rate classes (with such 4CP allocation subject to change by future orders of the Indiana commission in a docketed proceeding).

The Securitization Charges will be calculated as a volumetric rate using the budgeted kWh sales for each customer rate class, with the exception of the RS, SGS and DGS customer rate classes, which will be divided by effective sales in kWh to employ a “minimum bill” approach for these customer rate classes containing all of SIGECO’s NM and EDG customers. OSS customers will also be subject to a minimum bill using the methodology employed for DGS customers. The proposed calculation is designed to ensure the securitization charges are non-bypassable for these classes in compliance with the Securitization Act.

The financing order provides that future changes to the allocation will be addressed in future general rate cases or other docketed proceedings, provided the changes are consistent with the Securitization Act.

Any over- or under-recovery variance for purposes of the true-up mechanism will be determined by month and by rate schedule by comparing actual recoveries to the approved recoveries from the securitization charges for the same period. Any over-collection or under-collection will be given back or charged to customers, respectively, initially based on 4CP allocation regardless of how each rate class contributed to the over-collection or under-collection (with such 4CP allocation subject to change by future orders of the Indiana commission in a docketed proceeding).

Servicing Agreement. The Indiana commission found that the servicing agreement—which is described under “The Servicing Agreement” in this prospectus—and under which SIGECO is the initial servicer, is in the public interest. The financing order authorizes the indenture trustee to replace SIGECO as the initial servicer under the servicing agreement upon the occurrence of an event of default under the servicing agreement; provided however that no entity may replace SIGECO as the servicer in any of its servicing functions with respect to the securitization charges and the securitization property if the replacement would cause any of the then current credit ratings of the securitization bonds to be suspended, withdrawn or downgraded.

Binding on Successors. The financing order, along with the securitization charges authorized in the financing order, is binding on:

•	SIGECO;

•	any successor to SIGECO that provides electric service to retail consumers in SIGECO’s certificated service territory as of the date of the financing order; and

•	any other entity that provides electric service to retail consumers within that service area.

THE DEPOSITOR, SELLER, INITIAL SERVICER AND SPONSOR

About SIGECO

Background Information. SIGECO owns and operates electric transmission and distribution systems and power generation facilities to provide service in its assigned electric service territory in Southwestern Indiana. SIGECO’s retail public utility operations are subject to regulation by the Indiana commission, and SIGECO is subject to Federal Energy Regulatory Commission regulation as an electric public utility. SIGECO is a member and participant of the Midcontinent Independent System Operator (MISO), which serves the electric transmission needs of the midcontinent region of the United States.

As of December 31, 2022, SIGECO supplied electric service to 132,402 residential customers and 19,249 commercial and industrial customers. As of December 31, 2022, SIGECO owned and operated 1,021 circuit miles of electric transmission lines and 4,615 circuit miles of electric distribution lines in Indiana. As of December 31, 2022, SIGECO had 1,212 megawatts of installed generating capacity, consisting of 995 megawatts of coal-fired generation, 163 megawatts of gas-fired generation and 54 megawatts of solar-powered generation. The map below sets forth SIGECO’s electric utility service territory and the location of its electric generating units.

As of December 31, 2022, SIGECO had coal-fired generation units with installed capacity of 995 megawatts, natural gas-fired generation units with installed capacity of 163 megawatts, solar units with installed capacity of 54 megawatts, and long-term purchase supply agreements with a combined total of 112 megawatts. The charts below set forth SIGECO’s electric generation by source as of December 31, 2022 and SIGECO’s projected electric generation by source as of December 31, 2025.

The following tables set forth SIGECO’s projected clean energy generation projects as of December 31, 2025, as well as the target in service dates and expected recovery mechanism for such projects.

Name	Structure	Capacity (MW)	Target in Service	Recovery Mechanism[3]	Status[4]
Troy Solar	Ownership	50	Q1 2021	CECA	Operational
Crosstrack Solar[1]	Ownership	130	Q1 2025	CECA	CPCN Approved
Gas CT	Ownership	460	Q2 2025	Rate Case	CPCN Approved
Wheatland Solar	20 Year PPA	150	Q3 2024	FAC	PPA Approved
Posey Solar	Ownership	191	Q1 2025	Rate Case or CECA	Pending Approval
Rustic Hills Solar	25 Year PPA	100	Q2 2025	FAC	Pending Approval
Vermillion Solar	15 Year PPA	185	Q2 2025	FAC	Pending Approval
Additional Projects Underway
Wind[2]	Ownership	200	Q4 2025	Rate Case or CECA	Pending Approval

Total Capacity		1,466

(1)	Current pricing is under evaluation with the developer and may require re-approval by the Indiana commission which could delay the target in-service date.
(2)	SIGECO is currently negotiating the project agreements with the developer, with an anticipated execution date in the second quarter of 2023.
(3)	CECA = Clean Energy Cost Adjustment; FAC = Fuel Adjustment Clause
(4)	CPCN = Certificate of Public Convenience and Necessity

There are no other electric transmission and distribution utilities in SIGECO’s service area. SIGECO is a vertically integrated utility that owns the generation, transmission, and distribution components of a utility. For another provider of transmission and distribution services to provide such services in SIGECO’s territory, it would be required to obtain Indiana commission approval of such service territory. Indiana service territory certificates are exclusive. Distributed generation (i.e. power generation located at or near the point of consumption) could result in reduced demand for SIGECO’s distribution services but has not been a significant factor to date.

SIGECO’s electric service revenues are primarily derived from rates that it collects from customers in its service territory based on the amount of electricity it delivers. SIGECO’s revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues generally being higher during the warmer months when more electricity is used for cooling purposes, and during cooler months when more electricity is used for heating purposes.

SIGECO’s service territory is located in southwest Indiana along the Ohio River, known for industrial barge activity. The business diversity in the greater southwest Indiana geographic area includes key industries such as advanced manufacturing, health and life sciences, logistics and transportation, and higher education. As of December 31, 2022, SIGECO had an estimated rate base of $2.3 billion and SIGECO’s natural gas utility operations had 115,145 customers with 3,120 miles of distribution mains and 2,135 miles of service lines. The securitization bonds will be excluded from SIGECO’s authorized capital structure.

Environmental, Social, and Governance Goals. CenterPoint Energy, the ultimate parent company of SIGECO, is accelerating its efforts to protect the environment, manage social relationships, govern responsibly, and ensure accountability. In September 2021, CenterPoint Energy announced its net zero emission goals for Scope 1 and certain Scope 2 emissions by 2035 and a 20-30% reduction in certain Scope 3 emissions by 2035 as compared to 2021 levels. CenterPoint Energy’s analysis and plan for execution requires it to make a number of assumptions. These goals and underlying assumptions involve risks and uncertainties and are not guarantees. CenterPoint Energy strives to integrate its sustainability practices, progress and performance into its company strategy.

The generation project timeline below sets forth SIGECO’s generation transition as included in SIGECO’s Integrated Resources Plan that was presented to stakeholders in SIGECO’s public stakeholder meeting on April 26, 2023, and is expected to be submitted to the Indiana commission no later than June 1, 2023.

SIGECO strives to help realize CenterPoint Energy’s carbon reduction targets through it transition plan. SIGECO’s investments are expected to contribute to CenterPoint Energy’s pursuit to achieve its net zero emission goals.

Executive Offices. SIGECO’s principal executive offices are located at 211 NW Riverside Drive, Evansville, Indiana 47708. The phone number at this address is (713) 207-1111.

Where to Find Information About SIGECO. Our sponsor and sole member, SIGECO, is an indirect wholly owned subsidiary of CenterPoint Energy. CenterPoint Energy is required to file periodic reports with the SEC. These SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. CenterPoint Energy maintains a website at https://investors.centerpointenergy.com, where it posts its SEC filings. Except as specifically provided in this prospectus, no other information contained on that website constitutes part of this prospectus.

CenterPoint Energy, through its subsidiaries, owns and operates regulated electric transmission, distribution and generation facilities and natural gas distribution facilities and provides energy services and other related activities. CenterPoint Energy’s electric and natural gas businesses operate in six states across the U.S. midcontinent. In addition to SIGECO, CenterPoint Energy has the following indirect wholly owned natural gas utility subsidiaries: CenterPoint Energy Resources Corp., Indiana Gas Company, Inc., Vectren Energy Delivery of Ohio, LLC, as well as an indirect wholly owned electric transmission and distribution electric utility subsidiary, CenterPoint Energy Houston Electric, LLC (“CEHE”). As of March 31, 2023, CenterPoint Energy had a market capitalization of approximately $19 billion with total assets of approximately $38 billion. As of December 31, 2022, SIGECO represented approximately 11% of CenterPoint Energy’s consolidated rate base of $20.8 billion.

Servicing Experience

Since 2001, CEHE, an indirect wholly owned subsidiary of CenterPoint Energy and an affiliate of SIGECO, has sponsored and acted as servicer for five separate series of utility rate tariff bonds similar to the securitization bonds totaling more than $5.4 billion of initial principal amount. Four of the series of CEHE utility rate tariff bonds have been paid in full with one series of CEHE utility rate tariff bonds currently outstanding—$240.5 million principal amount of 2012 Senior Secured Transition Bonds of CenterPoint Energy Transition Bond Company IV, LLC (“CEHE BondCo IV Bonds”) outstanding as of the date of this prospectus. From the date of issuance of such bonds to their final maturity with respect to such bonds that have been paid in full and to the most recent payment date with respect to the CEHE BondCo IV Bonds, CEHE filed on a timely basis all true-up filings required for such bonds, and the issuing entity of such bonds satisfied on a timely basis all interest payments on such bonds and made all principal payments on the such bonds in accordance with their expected amortization schedule.

SIGECO’s Retail Electric Customer Base and Electric Energy Consumption

The following tables show electric retail revenue, average retail electric customers and sales of electricity for each of SIGECO’s electric customer classes for the five preceding years. There can be no assurances that the electric retail revenue, average number of retail electric customers and retail electricity sales, or the composition of any of the foregoing, will remain at or near the levels reflected in the following tables.

Retail Revenue by Electric Customer Class

($ in millions)

	Year ended December 31,
	2018	2019	2020	2021	2022
Residential	$210.2	$210.4	$209.1	$225.2	$254.1
Commercial	149.3	148.1	144.3	159.2	180.1
Industrial	162.1	159.9	153.2	165.4	186.9
Other	9.1	9.4	8.1	9.6	9.3
Total	$530.7	$527.8	$514.7	$559.4	$630.4

Average Retail Electric Customers by Customer Class(1)

	Year ended December 31,
	2018	2019	2020	2021	2022
Residential	127,439	128,344	129,606	130,611	131,706
Commercial	18,677	18,751	18,908	19,048	19,109
Industrial	115	116	116	115	114
Other	40	42	43	45	45
Total	146,271	147,253	148,673	149,819	150,974

(1)	Calculated as the average of the end-of-month customer counts for the applicable period.

Electric Retail Sales by Electric Customer Class*

(MWh)

	Year ended December 31,
	2018	2019	2020	2021	2022
Residential	1,486,582	1,409,212	1,385,114	1,416,843	1,398,174
Commercial	1,267,725	1,199,615	1,117,282	1,165,594	1,210,034
Industrial	2,181,464	2,072,912	1,971,237	2,040,869	1,967,271
Other	22,251	21,113	20,915	20,665	20,255
Total	4,958,022	4,702,852	4,494,548	4,643,971	4,595,734

*	Numbers not exact due to rounding.

Percentage Concentration Within SIGECO’s Large Industrial Customers

For the year ended December 31, 2022, SIGECO’s ten largest customers based on sales represented approximately 25% of SIGECO’s retail electricity sales. All ten customers are industrial class accounts. There are no material concentrations in the residential and commercial classes.

Forecasting Electricity Consumption

SIGECO creates a consumption forecast separately for each customer class. SIGECO breaks the forecast into two parts: a customer forecast and a use per customer forecast. These two parts are then multiplied together by SIGECO to get forecasted usage in kWh.

Customer Forecast. For residential customers, SIGECO uses either a forecast of population or households in the Evansville area as an exogenous driver. For commercial customers, SIGECO uses employment in various commercial sectors as a driver for growth. Seasonal patterns in customer additions are also considered.

Use Per Customer. SIGECO’s residential use per customer forecast is based on a statistically adjusted end use model (“SAE”). This method combines a traditional statistical regression model with detailed end use information including efficiency standard changes over time. This results in an economic model that captures both short term energy use impacts as well as long-term structural changes. SIGECO’s model combines appliance saturation rates, efficiency, income, fuel price and household size with heating and cooling degree days (for heating and cooling) and billing days (for other) to create a term for heating, cooling and other.

SIGECO’s commercial use per customer forecast is also based on an SAE model for the commercial sector. This reflects efficiency trends and square footage estimates by building type and end use. This is then calibrated to SIGECO commercial sales. The economic drivers for the commercial sector are employment and output in manufacturing and non-manufacturing sectors. The economic data comes from IHS Markit forecast for Evansville (metro level) and Indiana (state level).

SIGECO’s large industrial customer and volume forecast are created separately in which customer specific data is the basis and then combined into rate classes. The forecast is based on the current state plus known changes expected in the coming years and growth based on an econometric regression.

Annual Forecast Variance For Electric Consumption (MWh)*

	2018	2019	2020	2021	2022
Residential
Forecast	1,394,739	1,387,488	1,375,686	1,381,751	1,383,372
Actual	1,381,353	1,376,522	1,407,330	1,415,623	1,378,379
Variance	-1%	-1%	2%	2%	0%
Commercial
Forecast	1,295,651	1,285,192	1,232,180	1,207,083	1,232,393
Actual	1,228,774	1,179,237	1,116,744	1,155,652	1,156,443
Variance	-5%	-8%	-9%	-4%	-6%
Industrial
Forecast	2,149,655	2,304,236	2,332,636	2,113,171	1,938,443
Actual	2,181,464	2,072,912	1,971,237	2,040,869	1,941,957
Variance	1%	-10%	-15%	-3%	0%
Other
Forecast	22,073	22,073	21,326	21,175	20,847
Actual	21,361	21,237	21,001	20,698	20,238
Variance	-3%	-4%	-2%	-2%	-3%
Total
Forecast	4,862,118	4,998,989	4,961,827	4,723,180	4,575,056
Actual	4,812,951	4,649,907	4,516,313	4,632,842	4,497,018
Variance	-1%	-7%	-9%	-2%	-2%

*	Forecast sales are temperature normalized. Actual sales are weather normalized. Numbers not exact due to rounding.

Credit Policy; Billing Process; Collections Process; Termination of Service

SIGECO bills its electric customers directly, and its current credit policies, billing process, and termination of service policies are described below. Except as otherwise indicated, all information below pertains only to SIGECO’s electric customers.

Moratoriums and Payment Plans

SIGECO’s winter moratorium on termination of service for low-income customers is October 15 through March 15. During 2021 and 2022, SIGECO offered payment plans to 1.2% of its natural gas and electric retail customer base.

Credit Policy

SIGECO is required to provide electric utility service to applicants within its designated service territory once outstanding debts are cleared and any deposit requirements are met. Using information provided by the Banner system, SIGECO determines whether SIGECO has previously provided service to an applicant. SIGECO also uses Experian for credit checks. Certain accounts are secured with deposits or guarantees as a precautionary measure. The amount of the deposit for residential customers is $70. SIGECO does not accept third party guarantors for commercial accounts. SIGECO’s current business practices require non-residential customers to provide deposits that are based on the amount of the two highest months’ usage based upon the most recent twelve months’ historical usage or projected annual usage. Indiana commission rules require SIGECO to pay simple interest at a rate determined annually, currently, at a rate of 6.00% for any cash deposits held by SIGECO on a customer’s account.

SIGECO pulls credit scores for new natural gas and electric retail customers while existing customer scoring is based on payment history. Credit scores below 600 require a deposit to be assessed. As of December 31, 2022, SIGECO’s natural gas and electric retail customers have made deposits totaling approximately $8.7 million or 1.0% of SIGECO’s 2022 total revenue.

Billing Process

SIGECO bills its customers, on average, every 25 to 35 days. For the year ended December 31, 2022, SIGECO billed an average of 8,700 customers on each business day. For accounts with potential billing errors or exceptions, reports are generated for manual review. This review examines accounts that have abnormally high bills, potential meter reading errors, possible meter malfunctions and/or unbilled accounts. Indiana commission rules require that each bill provided to customers shall include a payment due date that shall not be less than 17 days after issuance. SIGECO’s billing system is designed to identify special tariffs and collections. SIGECO tracks collection of various fees and tariffs to ensure that collections are aligned with their intended purpose.

Meter readings are loaded into SIGECO’s Banner customer system from usage collection systems on Day 1. Readings are determined to be valid or invalid by Day 6. For valid readings, the reading is posted to service history reading for billing, the batch charge calculation creates charges for all services and the bill is printed for all accounts processed by Day 9. For invalid readings, a meter reading exception is created and revised or fixed manually by the billing agent, the batch charge calculation creates charges for all services and the bill is printed for all accounts processed by Day 9. Bills are due seventeen days after the bill print date.

Bills are rendered monthly based on metered or estimated usage. When SIGECO is unable to read the meter, the usage for the month is estimated on the basis of past service records or other available data. Bills rendered for electric service in months in which meters are not read have the same force and effect as those based on actual readings. Should a meter fail to register the amount of electricity supplied during any period, the usage is estimated based upon the use during similar periods or on other available information and a bill is rendered accordingly.

Collection, Termination of Service and Write-Off Policy

In 2022, SIGECO, for its electric and natural gas customers combined, received approximately 39% of payments by mail, 18% from walk-in payments at grocery stores, and 43% electronically, either bank draft or electronic funds transfer or credit card. SIGECO does not have any customer service offices located throughout their service territory, however, payments are accepted at grocery stores.

Customer bills are due and payable upon receipt and considered past due if not paid by Day 17. On Day 18 a late fee is assessed, and on Day 25 to 26, a courtesy call is made. On Day 30, a disconnect bill is generated, which is considered bill #2. If the bill is not paid or if the customer has not called in for an extended payment arrangement, an automatic disconnect order will be generated on Day 45 for bill #1. Once a customer is disconnected and becomes inactive, on Day 52 a final bill is generated and on Day 69 the final bill is due. On Day 70 a late fee is assessed for the final bill, and on Day 71 a final bill is generated for the late fee only. On Day 88 the final bill is due and on Day 90 any accounts with balances greater than $10 are eligible to be sent to outside collections. On Day 180, 90 days after the final bill due date, the account balance is written off in the Banner system. If the customer is disconnected, payment of the past due amount is required prior to restoration of service. In addition, the customer may be subject to an additional deposit and/or reconnection fee.

Industrial customers that are past the 17 day due date, are contacted through collaborative efforts between credit and collections and sales to understand and work to remedy outstanding balances. If the bill is then not paid, an Industrial disconnect order will be manually generated.

The rules and regulations of the Indiana commission (which may change from time to time) regulate and control the right to disconnect service. For example, electric utilities generally may not terminate service (i) on a holiday or weekend, (ii) during certain extreme weather conditions, or (iii) to qualifying low-income customers from December 1 through March 15.

SIGECO provides several payment options to customers including mail-in payments, telephone payments, and electronic payments via third parties. SIGECO customer service representatives in the call center and customer service offices are available during the week, while the Interactive Voice Response (“IVR”) service is available 24/7. Most customers can receive an extension on their scheduled disconnect date through the IVR or by talking with a customer service representative. Extensions are denied in some cases based on the payment history of the account. Programs such as the Equal Payment Plan allow residential customers to better manage their bill by averaging their energy costs over a 12-month period.

Write-off and Delinquency Experience

The following table shows total SIGECO net write-offs for electricity and total net write-offs as a percentage of total retail revenue for the past five years. Net write-offs include amounts recovered by SIGECO from deposits, bankruptcy proceedings and payments received after an account has been either written-off by SIGECO or transferred to one of its external collection agencies.

Net Write-Offs as a Percentage of Retail Revenues* ($ in millions)

	Year ended December 31,
	2018	2019	2020	2021	2022
Total Retail Revenues	$530.7	$527.8	$514.7	$559.4	$630.4
Net Write-Offs	$1.7	$1.5	$1.4	$1.8	$2.5
Percentage of Total Retail Revenue	0.32%	0.28%	0.27%	0.32%	0.39%

*	Numbers not exact due to rounding.

Delinquencies

The following table sets forth information relating to the delinquency experience of SIGECO for residential, commercial and industrial customers for the past five years:

Delinquencies as a Percentage of Retail Revenues*

As of December 31,	2018	2019	2020	2021	2022
31 - 60 days past due	0.14%	0.14%	0.20%	0.18%	0.16%
61 - 90 days past due	0.07%	0.07%	0.13%	0.10%	0.12%
90+ days past due	0.10%	0.09%	0.25%	0.17%	0.27%
Total	0.31%	0.30%	0.59%	0.46%	0.55%

*

Delinquencies include both gas and electric service and are calculated based upon the past due amounts as of December 31 for each year as a percentage of total billed electric retail revenue and gas revenue for the relevant year.

SIGECO does not believe that the delinquency experience with respect to securitization charge collections will differ substantially from the approximate rates indicated above.

Average Days Sales Outstanding

The following table sets forth information relating to SIGECO’s average days sales outstanding for all electric consumers in its service territory for the past five years. Days sales outstanding is a measure of the average number of days that SIGECO takes to collect its revenue from its electric customers. The average number of days for the collection of securitization charges relating to the securitization bonds is expected to be similar to SIGECO’s revenue collection experience with its electric customers. The days sales outstanding numbers in the following table were generally calculated using a formula which SIGECO calculates as follows: the average of September and October total receivables, divided by October electric sales multiplied by 31 days in the calendar month. September and October receivables were used because those months proceed our peak cooling period and represent a better indicator of portfolio performance and risk.

Average Days Sales Outstanding*

YEAR	Average Days Sales Outstanding
2018	19.7
2019	19.0
2020	22.5
2021	17.9
2022	20.3

*	Numbers not exact due to rounding.

SIGECO SECURITIZATION I, LLC, THE ISSUING ENTITY

General

We are a special purpose limited liability company formed under the Delaware Limited Liability Company Act pursuant to a limited liability company agreement executed by our sole member, SIGECO, and the filing of a certificate of formation with the Secretary of State of the State of Delaware. We were formed on February 16, 2023.

We have been organized as a wholly owned special purpose limited liability company subsidiary of SIGECO for the limited purposes described under “—Restricted Purposes” below. At the time of the issuance of the securitization bonds, our assets will consist primarily of the securitization property and the other collateral held under the indenture and the series supplement for the securitization bonds.

Our limited liability agreement will be amended and restated prior to the issuance date and references in this prospectus to the LLC Agreement mean our amended and restated limited liability company agreement. The LLC Agreement restricts us as the issuing entity from engaging in activities other than those described in this section. Other than purchasing the securitization property and issuing the securitization bonds, we have no business operations, but we will pay our sole member SIGECO for its out-of-pocket expenses incurred by it in connection with its services to us in accordance with the LLC Agreement. Selected provisions of the LLC Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, are summarized below. On the date of issuance of the securitization bonds, our capital will be equal to 0.50% of the initial aggregate principal amount of the securitization bonds issued on the issuance date or such other amount as may allow the securitization bonds to achieve the desired security rating and treat the securitization bonds as debt under applicable guidance issued by the Internal Revenue Service, which we also refer to as the IRS.

As of the date of this prospectus, we have not carried on any business activities and have no operating history. Our fiscal year end is December 31.

Our assets will consist of:

•	the securitization property,

•	our rights under the sale agreement, under the administration agreement and under the bill of sale delivered by SIGECO under the sale agreement,

•	our rights under the servicing agreement and any subservicing, agency, administration, intercreditor or collection agreements executed in connection with the servicing agreement,

•	the collection account and all subaccounts of the collection account,

•	all the rights to compel the servicer to file for and obtain periodic adjustments to the securitization charges in accordance with the Securitization Act and the financing order,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing,

•

all of our other property, such as accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, other than any cash released to us by the trustee on any payment date to be distributed to SIGECO as a return of its invested capital in us other than any cash released to us by the trustee semi-annually from earnings on the capital subaccount, and

•	all payments on or under and all proceeds in respect of any of the foregoing.

The indenture provides that the securitization property, as well as our other assets, will be pledged by us to the trustee to secure our obligations in respect of the securitization bonds. Pursuant to the indenture, the collected securitization charges remitted to the trustee by the servicer must be used to pay principal of and interest on the securitization bonds and our other obligations specified in the indenture.

Restricted Purposes

We have been created for the sole purpose of:

•	financing, purchasing, owning, administering, managing and servicing the securitization property and the other collateral for the securitization bonds,

•	authorizing, executing, issuing, delivering and registering the securitization bonds,

•	making payments on the securitization bonds,

•	distributing amounts released to us,

•	managing, assigning, pledging, collecting amounts due on, or otherwise dealing in securitization property and the other collateral for the securitization bonds,

•	negotiating, executing, assuming and performing our obligations under the basic documents,

•

pledging our interest in the securitization property and the other collateral for the securitization bonds to the trustee under the indenture and the series supplement in order to secure the securitization bonds, and

•	performing activities that are necessary, suitable or convenient to accomplish these purposes.

The LLC Agreement and the indenture do not permit us to engage in any activities not directly related to these purposes, including issuing securities (other than the securitization bonds), borrowing money or making loans to other persons. The list of permitted activities set forth in the LLC Agreement may not be altered, amended or repealed without the affirmative vote of a majority of our managers, which vote must include the affirmative vote of our independent manager. The LLC Agreement and the indenture will prohibit us from issuing any securitization bonds (as such term is defined in the Securitization Act) other than the securitization bonds being offered pursuant to this prospectus.

Our Relationship with SIGECO

On the issuance date for the securitization bonds, SIGECO will sell the securitization property to us pursuant to the sale agreement between us and SIGECO. SIGECO will service the securitization property pursuant to the servicing agreement between us and SIGECO related to the securitization bonds. SIGECO will provide certain administrative services to us pursuant to the administration agreement between us and SIGECO.

Managers and Officers

Pursuant to the LLC Agreement, our business will be managed initially by three or more managers (with such number being increased or decreased from time to time in the sole and absolute discretion of SIGECO as permitted by the LLC Agreement), with one being an independent manager, in each case appointed from time to time by SIGECO or, in the event SIGECO transfers its interest in us, by the owner or owners of us. Following the issuance of the securitization bonds, we will have at least one independent manager, who, among other things, is an individual who (1) has prior experience as an independent director, independent manager or independent member for special-purpose entities, (2) is employed by a nationally recognized company that provides professional independent managers and other corporate services in the ordinary course of its business, (3) is duly appointed as an independent manager and (4) is not and has not been for at least five years from the date of his or her appointment, and while serving as an independent manager will not be, any of the following:

•

a member, partner, or equity holder, manager, director, officer, agent, consultant, attorney, accountant, advisor or employee of us, SIGECO or any of their respective equity holders or affiliates (other than as an independent manager or special member of us or similar role for a special purpose bankruptcy remote entity); provided, that the indirect or beneficial ownership of stock of SIGECO or its affiliates through a mutual fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager;

•

a creditor, supplier or service provider (including provider of professional services) to us, SIGECO or any of their respective equity holders or affiliates (other than a nationally-recognized company that routinely provides professional independent managers and other corporate services to us, SIGECO or any of their affiliates in the ordinary course of its business);

•	a family member of any of the foregoing; or

•	a person who controls (whether directly, indirectly or otherwise) any of the foregoing.

A natural person who otherwise satisfies the foregoing requirements and satisfies the first requirement listed above by reason of being the independent manager or director of a special purpose entity affiliated with us shall be qualified to serve as an independent manager of us, provided that such fees that such individual earns in any given year constitute in the aggregate less than five percent of such individual’s annual income for the year.

SIGECO, as our sole member, will appoint the independent manager prior to the issuance of the securitization bonds. Kevin J. Corrigan is expected to be appointed as the independent manager. Other than Mr. Wells, who was an executive officer at PG&E Corporation when it filed Chapter 11 bankruptcy on January 29, 2019 and successfully emerged from bankruptcy on July 1, 2020, none of our managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K. None of our managers or officers beneficially own any equity interest in us.

The following is a list of our managers and executive officers as of the date of this prospectus and Mr. Corrigan, who is expected to be appointed as the independent manager by SIGECO, as our sole member, prior to the issuance of the securitization bonds:

Name	Age	Background
Jason P. Wells (President and Manager)	45	President, Chief Operating Officer and Chief Financial Officer of CenterPoint Energy since January 2023; Executive Vice President and Chief Financial Officer of CenterPoint Energy from September 2020 to December 2022. Prior to joining CenterPoint Energy, Mr. Wells served in various positions at PG&E Corporation, a publicly traded electric utility holding company serving approximately 16 million customers through its subsidiary Pacific Gas and Electric Company, from August 2013 to

Name	Age	Background
		September 2020, including as its Executive Vice President and Chief Financial Officer of from June 2019 to September 2020 and its Senior Vice President and Chief Financial Officer from January 2016 to June 2019.

Kara Gostenhofer Ryan (Vice President, Chief Accounting Officer and Manager)	39	Vice President and Chief Accounting Officer of CenterPoint Energy since August 2022; Vice President and Controller of CenterPoint Energy from January 2022 to August 2022; held various positions in CenterPoint Energy’s accounting department since February 2013 including Director and Assistant Controller from November 2017 to January 2022.

Jacqueline M. Richert (Vice President and Manager)	39	Vice President of Investor Relations and Treasurer of CenterPoint Energy since January 2022; Director, Investor Relations of CenterPoint Energy from March 2021 to December 2021; held various positions in Enterprise Products Partners L.P.’s investor relations department from December 2008 to February 2021, including Director or Senior Director of Investor Relations from April 2016 to February 2021.

Kevin J. Corrigan (Independent Manager)	46	Senior Vice President of Global Securitization Services, LLC (“GSS”) since April 2017. Prior to joining GSS, Mr. Corrigan spent ten years at Fitch Ratings as a Senior Director, where he was responsible for managing credit teams within the rating agency’s Structured Finance department. Fortune 1000 companies have selected Mr. Corrigan to serve as independent director for their special purpose vehicle subsidiaries established to finance commercial real estate, energy infrastructure and many classes of financial assets.

Manager Fees and Limitation on Liabilities

We will not compensate our managers, other than the independent manager, for their services on behalf of us. We will pay the annual fees of the independent manager from our revenues and will reimburse the independent manager for reasonable out-of-pocket expenses. These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent manager may employ in connection with the exercise and performance of his or her rights and duties under the LLC Agreement.

The LLC Agreement provides that to the extent permitted by law, the managers will not be personally liable for any of our debts, obligations or liabilities. The LLC Agreement further provides that, except as described below, to the fullest extent permitted by law, we will indemnify the managers against any liability incurred in connection with their services as managers for us if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to our best interests. With respect to a criminal action, the managers will be indemnified unless they had reasonable cause to believe their conduct was unlawful. We will not indemnify any manager for any judgment, penalty, fine or other expense directly caused by such manager’s fraud, gross negligence or willful misconduct, or, in the case of an independent manager, bad faith or willful misconduct. In addition, unless ordered by a court, we will not indemnify the managers if a final adjudication establishes that their acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. We will pay any indemnification amounts owed to the managers out of funds in the accounts held under the indenture for the securitization bonds, subject to the priority of payments described under “Security for the Securitization Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.

We are a Separate and Distinct Legal Entity from SIGECO

The LLC Agreement provides that we may not file a voluntary petition for relief under the Bankruptcy Code, without the affirmative vote of SIGECO, our sole member, and the affirmative vote of all of our managers, including the independent manager. SIGECO has agreed that it will not cause us to file a voluntary petition for relief under the Bankruptcy Code. This does not guarantee, however, that we will not become a debtor under the Bankruptcy Code. The LLC Agreement requires us, except for financial reporting purposes (to the extent required by generally accepted accounting principles) and for federal income tax purposes, and, to the extent consistent with applicable state law, state income and franchise tax purposes, to maintain our existence separate from SIGECO including:

•	taking all necessary steps to continue our identity as a separate legal entity,

•	making it apparent to third persons that we are an entity with assets and liabilities distinct from those of SIGECO, affiliates of SIGECO, the managers or any other Person, and

•	making it apparent to third persons that we are not a division of SIGECO or any of its affiliated entities or any other Person.

Our principal place of business is 211 NW Riverside Drive, Suite 800-04, Evansville, Indiana 47708, and our telephone number at such address is (812) 491-4141.

Administration Agreement

SIGECO will, pursuant to an administration agreement between SIGECO and us, provide administrative services to us, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns we might be required to file under applicable law, qualifications to do business, and minutes of our managers’ meetings. We will pay SIGECO a fixed fee of $75,000 per annum, payable in installments of $37,500 (which amount will be prorated for the period beginning on the date of issuance of the securitization bonds until the initial payment date) on each payment date for performing these services, plus we will reimburse SIGECO for all costs and expenses for services performed by unaffiliated third parties and actually incurred by SIGECO in performing such services.

THE SECURITIZATION CHARGES

SIGECO will be the initial servicer of the securitization bonds. Billing is expected to begin on the business day following the issuance of the securitization bonds. In the event an interim true-up is necessary, SIGECO will file with the Indiana commission an application for true-up adjustment of the securitization charges. The Indiana commission must approve any true-up adjustment within 45 days of the filing of the true-up adjustment application. The securitization charges will be calculated on a per kWh basis, subject to a minimum bill. See “The Securitization Act—Securitization Charges are Non-bypassable” for a discussion of the minimum bill. The securitization charges will be adjusted at least annually pursuant to the true-up adjustment mechanism. The securitization charges will be based on the revenue requirement necessary to pay principal and interest on the securitization bonds scheduled to be paid on such payment date, allocated among each customer rate class based upon the allocation methodology and calculated for each customer rate class based upon forecasted consumption (adjusted to reflect minimum bill requirements) by such class during the related payment period.

The securitization charges will be collected over the expected life of the securitization bonds until all of the securitization bonds and related ongoing financing costs are paid in full.

The initial securitization charges listed in the table below will be imposed on SIGECO’s retail electric customers at the applicable rate for the class determined pursuant to the financing order. These securitization charges may be adjusted annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Indiana commission. Please read “SIGECO’s Financing Order” in this prospectus.

Securitization Charge Customer Rate Class	Initial Securitization Charge
Street Lighting	$ per kWh
Residential (RS)	$ per kWh, subject to a minimum bill
Water Heating (B)	$ per kWh
Small General Service (SGS)	$ per kWh, subject to a minimum bill
Demand General Service (DGS)	$ per kWh, subject to a minimum bill
Off-Season Service (OSS)	$ per kWh, subject to a minimum bill
Large Power (LP)/Other Large	$ per kWh
Backup, Auxiliary and Maintenance Power Services (BAMP)-Auxiliary	$ per kWh
High Load Factor (HLF)	$ per kWh

Initial Securitization Charges

Under the terms of the financing order, SIGECO will allocate the securitization charges among the securitization charge customer rate classes based on the percentage allocation factors derived using the 4CP methodology as modified for street lighting customers and utilizing a minimum bill for residential, small general service, demand general service and off-season service customers, based on the most recent sales forecasts, as shown in the table below.

Customer Rate Class	4CP Allocator for Non-Street Lighting
Residential (RS)	40.61600%
Water Heating (B)	0.13070%
Small General Service (SGS)	1.82340%
Demand General Service (DGS)	27.90430%
Off-Season Service (OSS)	2.15560%
Large Power (LP)/Other Large	24.62580%
Backup, Auxiliary and Maintenance Power Services (BAMP)-Auxiliary	1.84950%
High Load Factor (HLF)	0.89470%

Total Non-Street Lighting Securitization Charges	100.00000%

For customers designated as a customer belonging to the street lighting customer class, 0.45% of the securitization charge revenue requirement will be allocated to those customers before the 4CP allocation factor comes into effect.

DESCRIPTION OF THE SECURITIZATION BONDS

General

We have summarized selected provisions of the indenture and the securitization bonds below. This summary is subject to the terms and provisions of the indenture and the series supplement for the securitization bonds, forms of which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. You should carefully read the summary below and the terms and provisions of the indenture that may be important to you before investing in the securitization bonds. Please read “Where You Can Find More Information” in this prospectus.

The securitization bonds are not a debt, liability or other obligation of the State of Indiana, the Indiana commission or of any other political subdivision, governmental agency, authority or instrumentality of the State of Indiana and do not represent an interest in or legal obligation of SIGECO or any of its affiliates other than us. None of CenterPoint Energy, SIGECO or any of their affiliates will guarantee or insure the securitization bonds. The financing order authorizing the issuance of the securitization bonds does not constitute a pledge of the full faith and credit of the State of Indiana, the Indiana commission or of any other political subdivision of the State. The issuance of the securitization bonds under the Securitization Act will not directly, indirectly or contingently obligate the State of Indiana, the Indiana commission or any other political subdivision of the State to levy or to pledge any form of taxation for the securitization bonds or to make any appropriation for their payment.

We will issue the securitization bonds and secure their payment under an indenture that we will enter into with the trustee. We will issue the securitization bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that we may issue one bond in each tranche in a smaller denomination. The initial principal amount, scheduled final payment date, final maturity date and interest rate for each tranche of the securitization bonds are stated in the table below. In no event shall the scheduled final payment date for any tranche of the securitization bonds exceed                     years from the date of issuance of the securitization bonds. The legal final maturity of any tranche of the securitization bonds shall not exceed                      years from the date of issuance of the securitization bonds.

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A-1		$218,000,000			%
A-2		$123,450,000			%

*	Preliminary, subject to change.

The scheduled final payment date for each tranche of the securitization bonds is the date when the outstanding principal balance of that tranche will be reduced to zero if we make payments according to the expected amortization schedule for that tranche. The final maturity date for each tranche of the securitization bonds is the date when we are required to pay the entire remaining unpaid principal balance, if any, of all outstanding securitization bonds of that tranche. The failure to pay principal by the final maturity date of that tranche is an event of default for the securitization bonds, but the failure to pay principal of any tranche of the securitization bonds by the respective scheduled final payment date will not be an event of default. Please read “—Payments of Interest and Principal on the Securitization Bonds” and “—What Constitutes an Event of Default on the Securitization Bonds” in this prospectus.

Payments of Interest and Principal on the Securitization Bonds

Interest will accrue on the principal balance of a tranche of the securitization bonds at the interest rate of             % with regard to the A-1 tranche, and             % with regard to the A-2 tranche. Beginning                     , 2024, we will make payments on the securitization bonds semi-annually on                      and                      of each year, or, if that day is not a business day, the following business day (each, a “payment date”). Interest payments on the securitization bonds will be made from collections of the securitization charges, including amounts available in the excess funds subaccount and, if necessary, the amounts available in the capital subaccount.

On each payment date, we will pay interest on each tranche of the securitization bonds equal to the following amounts:

•	any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any, and

•

accrued interest on the principal balance of each tranche of the securitization bonds from the close of business on the preceding payment date, or the date of the original issuance of the securitization bonds, after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on the securitization bonds before we pay principal on the securitization bonds. If there is a shortfall in the amounts available in the collection account to make interest payments on the securitization bonds, the trustee will distribute interest pro rata to each tranche of the securitization bonds based on the amount of interest payable on each such outstanding tranche. We will calculate the interest on the securitization bonds on the basis of a 360-day year consisting of twelve 30-day months.

The failure to pay accrued interest on a tranche of the securitization bonds on any payment date (even if the failure is caused by a shortfall in securitization charges received) will result in an event of default of the securitization bonds unless such failure is cured within five business days. If interest is not paid within that five-day period, we will pay such defaulted interest (plus interest on such defaulted interest at the applicable interest rate to the extent lawful) to the persons who are holders of the securitization bonds on a special record date (as defined in the indenture). The special record date will be at least 15 business days prior to the date on which the trustee is to make a special payment (a special payment date). We will fix any special record date and special payment date and, at least 10 days before such special record date, we will mail to each affected securitization bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on such defaulted interest) to be paid. An event of default under any tranche of the securitization bonds will automatically trigger an event of default under the securitization bonds. See “—What Constitutes an Event of Default on the Securitization Bonds” below.

On any payment date with respect to the securitization bonds, we generally will pay principal on a tranche of the securitization bonds only until the outstanding principal balance of such tranche has been reduced to the principal balance specified for that payment date in the expected amortization schedule, but only to the extent funds are available. Accordingly, principal of any tranche of the securitization bonds may be paid later, but generally not sooner, than reflected in the expected amortization schedule for such tranche, except in the case of an acceleration. Please read “Risk Factors—Other Risks Associated with an Investment in the Securitization Bonds” and “Weighted Average Life and Yield Considerations for the Securitization Bonds” in this prospectus.

The trustee will retain in the excess funds subaccount for payment on later payment dates any collections of securitization charges in excess of amounts payable as:

•	fees and expenses of the servicer (including the servicing fee), the administrator, the independent manager and the trustee,

•	payment of any other operating expenses,

•	payments of interest and principal on the securitization bonds,

•	allocations to the capital subaccount, and

•	the return on invested capital then due and payable to SIGECO.

If the trustee receives insufficient collections of securitization charges for the securitization bonds for any payment date, and amounts in the collection account (and the applicable subaccounts of that collection account) are not sufficient to make up the shortfall, principal of a tranche of the securitization bonds may be paid later than expected, as described in this prospectus. The failure to make a scheduled payment of principal on a tranche of the securitization bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to make the scheduled payment of principal due upon the final maturity of that tranche of the securitization bonds.

The trustee will pay on each payment date to the holders of a particular tranche of the securitization bonds, to the extent of available funds in the collection account, all payments of principal and interest then due on such securitization bonds (other than special payments as defined in the indenture). The trustee will make each such payment to the securitization bondholders, other than the final payment, on the applicable payment date. If the securitization bonds are ever issued in definitive certificated form, however, the final payment with respect to a tranche of the securitization bonds will be made only upon presentation and surrender of such securitization bond at the office or agency of the trustee specified in the notice given by the trustee with respect to such final payment. The trustee will mail notice of the final payment to the securitization bondholders no later than five days prior to the final payment date, specifying that such final payment will be payable only upon presentation and surrender of such securitization bond and the place where such securitization bond may be presented and surrendered for payment.

The securitization bonds will originally be issued in book-entry form, and we do not expect that the securitization bonds will be issued in definitive certificated form. At the time, if any, we issue the securitization bonds in the form of definitive certificated securitization bonds and not to The Depository Trust Company (“DTC”) or its nominee, the trustee will make payments as described below under “—Definitive Certificated Securitization Bonds.”

On each payment date, the amount to be paid as principal on the securitization bonds of a tranche will equal without duplication:

•	the unpaid principal amount of such tranche due on the final maturity date of that tranche, plus

•	the unpaid principal amount of such tranche due upon acceleration following an event of default, plus

•	the unpaid and previously scheduled payments of principal on such tranche, plus

•	the principal scheduled to be paid on such tranche on that payment date;

but only to the extent funds are available in the collection account (including all applicable subaccounts) after payment of certain of our fees and ordinary periodic operating expenses and after payment of interest as described in the section above. To the extent funds are so available, we will make scheduled payments of principal on the securitization bonds of each tranche in the following order:

1.	to the holders of the tranche A-1 securitization bonds, until the principal balance of that tranche has been reduced to zero, and

2.	then to the holders of the tranche A-2 securitization bonds, until the principal balance of that tranche has been reduced to zero.

However, we will not pay principal of any tranche of the securitization bonds on any payment date if making the payment would reduce the principal balance of that tranche to an amount lower than the amount specified in the expected amortization schedule below for that tranche on that payment date. Any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.

The entire unpaid principal amount of a tranche of the securitization bonds will be due and payable:

•	on the final maturity date of that tranche, and

•

if an event of default under the indenture occurs and is continuing and the trustee or the holders of not less than a majority of the outstanding amount of the securitization bonds have declared the securitization bonds to be immediately due and payable.

If there is a shortfall in the amounts available to make principal payments on a tranche of the securitization bonds that are due and payable at that tranche’s final maturity date or upon an acceleration following an event of default under the indenture, the trustee will distribute principal from the collection account pro rata to each tranche of the securitization bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the securitization bonds that are scheduled to be paid, and if more than one tranche is scheduled to be paid on such payment date, the trustee will distribute principal from the collection account sequentially in the numerical order of such tranches.

However, the nature of our business will result in payment of principal upon an acceleration of the securitization bonds being made only as funds become available. Please read “Risk Factors— Risks Associated with the Unusual Nature of the Securitization Property” and “—You may experience material payment delays or incur a loss on your investment in the securitization bonds because the source of funds for payment is limited.”

If any special payment date or other date specified herein for distribution of any payments to holders of securitization bonds is not a business day, payments scheduled to be made on such special payment date or other date may be made on the next succeeding business day, and no interest will accrue upon such payment during the intervening period. “Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, Chicago, Illinois or Evansville, Indiana are, or DTC is, required or authorized by law or executive order to remain closed.

Neither we nor SIGECO makes any representation or warranty that any amounts actually collected arising from securitization charges will in fact be sufficient to meet payment obligations on the securitization bonds or that assumptions made in calculating securitization charges will in fact be realized.

The expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for each tranche of the securitization bonds from the issuance date to the scheduled final payment date. Similarly, the expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for each tranche of the securitization bonds from the issuance date to the scheduled final payment date. In establishing these schedules, we have made the assumptions specified in the bullet points under the weighted average life sensitivity table below under “Weighted Average Life and Yield Considerations for the Securitization Bonds,” among other assumptions.

Expected Amortization Schedule

Outstanding Principal Balance*

Payment Date	Tranche A-1 Amount	Tranche A-2 Amount
Initial Principal Amount	$218,000,000	$123,450,000

*	Preliminary, subject to change.

On each payment date, the trustee will make principal payments to the extent the principal balance of a tranche of the securitization bonds exceeds the amount indicated for that tranche on that payment date in the table above and to the extent of funds available in the collection account after payment of certain of our fees and expenses and after payment of interest. If sufficient funds are available on each payment date, principal payments will be in the amounts indicated for each payment date in the expected sinking fund schedule below.

Expected Sinking Fund Schedule*

Date	Tranche A-1	Tranche A-2

Total Payments	$218,000,000	$123,450,000

*	Preliminary, subject to change.

We cannot assure you that principal payments will be made or that the principal balance of any tranche of the securitization bonds will be reduced at the rates indicated in the schedules above. Principal payments and the actual reduction in principal balances of a tranche of the securitization bonds may occur more slowly. Principal payments and the actual reduction of principal balances of a tranche of the securitization bonds will not occur more quickly than indicated in the above schedules, except that the total outstanding principal balance of and interest accrued on the securitization bonds may be accelerated upon an event of default under the indenture. The securitization bonds will not be in default if principal is not paid as specified in the schedules above unless the principal of any tranche of the securitization bonds is not paid in full on or before the final maturity date of that tranche.

Redemption of the Securitization Bonds

There are no redemption rights associated with the securitization bonds.

Securitization Bonds Will Be Issued in Book-Entry Form

The securitization bonds will be available to investors only in the form of book-entry securitization bonds. You may hold your bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold the securitization bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear.

Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the securitization bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC. DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute a part of the registration statement of which this prospectus forms a part.

The Function of Clearstream. Clearstream is incorporated under the laws of Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the securitization bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

The Function of Euroclear. The Euroclear System (“Euroclear”) was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. Euroclear includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. Euroclear is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the securitization bonds. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear. Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

The Rules for Transfers Among DTC, Clearstream or Euroclear Participants. Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securitization bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC will be the Holder of the Securitization Bonds. Securitization bondholders that are not Direct Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, securitization bonds may do so only through Direct Participants and Indirect Participants. In addition, securitization bondholders will receive all distributions of principal of and interest on the securitization bonds from the trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, securitization bondholders may experience some delay in their receipt of payments because payments will be remitted by the trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its Direct Participants, who thereafter will forward them to Indirect Participants or securitization bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The trustee will not recognize securitization bondholders as holders, as that term is used in the indenture, and securitization bondholders will be permitted to exercise the rights of holders only indirectly through the participants, who in turn will exercise the rights of securitization bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the securitization bonds and is required to receive and transmit distributions of principal and interest on the securitization bonds. Direct Participants and Indirect Participants with whom securitization bondholders have accounts with respect to the securitization bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective securitization bondholders. Accordingly, although holders of securitization bonds will not possess securitization bonds, securitization bondholders will receive payments and will be able to transfer their interests.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a securitization bondholder to pledge securitization bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those bonds, may be limited due to the lack of a physical certificate for those securitization bonds.

DTC has advised us that it will take any action permitted to be taken by a securitization bondholder under the indenture only at the direction of one or more participants to whose account with DTC the securitization bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Except as required by law, none of any underwriter, the servicer, SIGECO, the trustee, us or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How Securitization Bond Payments will be Credited by Clearstream and Euroclear. Distributions with respect to securitization bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Those distributions will be subject to tax reporting in accordance with relevant U.S. tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a securitization bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the securitization bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

Definitive Certificated Securitization Bonds

The Circumstances that will Result in the Issuance of Definitive Certificated Securitization Bonds. The securitization bonds will be issued in fully registered, certificated form to beneficial owners of securitization bonds or other intermediaries, rather than to DTC or its nominee, only under the circumstances provided in the indenture, which includes any event where:

•

we advise the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities under any letter of representation executed by us in favor of DTC, and we are unable to locate a qualified successor,

•	we, at our option, advise the trustee in writing that we elect to terminate the book-entry system through DTC, or

•

after the occurrence of an event of default under the indenture, securitization bondholders representing not less than a majority of the outstanding amount of the securitization bonds maintained in book-entry form advise us, the trustee and DTC through the financial intermediaries and the DTC participants in writing that the continuation of a book-entry system through DTC, or a successor to DTC, is no longer in the securitization bondholders’ best interest.

The Delivery of Definitive Certificated Securitization Bonds. Upon the occurrence of any event described in the immediately preceding paragraph (unless otherwise specified), we will be required to notify DTC, the trustee, and all affected beneficial owners of securitization bonds in writing of the occurrence of the event and of the availability through DTC of definitive certificated securitization bonds to such owners of securitization bonds. Upon surrender by DTC to the trustee of the global bond or bonds in the possession of DTC that had represented the applicable securitization bonds and receipt of instructions for re-registration, the trustee will authenticate and deliver definitive certificated securitization bonds to the beneficial owners, and the trustee will recognize the holders of the definitive certificate securitization bonds as holders under the indenture.

The Payment Mechanism for Definitive Certificated Securitization Bonds. Payments of principal of, and interest on, definitive certificated securitization bonds will be made by the trustee, as paying agent, in accordance with the procedures set forth in the indenture. These payments will be made directly to holders of definitive certificated securitization bonds in whose names the definitive certificated securitization bonds were registered at the close of business on the related record date. The trustee will make the final payment for each tranche of the securitization bonds, however, only upon presentation and surrender of the securitization bonds of that tranche at the office or agency of the trustee specified in the notice given by the trustee of the final payment. The trustee will mail notice of the final payment to the securitization bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.

The Transfer or Exchange of Definitive Certificated Securitization Bonds. Definitive certificated securitization bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which will initially be U.S. Bank Trust Company, National Association. No service charge will be imposed for any registration of transfer or exchange, but we and the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

Registration and Transfer of the Securitization Bonds

We will only issue the securitization bonds in definitive form under limited circumstances as described above, which will be transferable and exchangeable as described above under “—Definitive Certificated Securitization Bonds.” There will be no service charge for any registration or transfer of the securitization bonds, but the trustee may require the owner to pay a sum sufficient to cover any tax or other governmental charge.

We will issue the securitization bonds in the minimum initial denominations and integral multiples set forth in this prospectus.

The trustee will make payments of interest and principal on each payment date to the securitization bondholders in whose names the securitization bonds were registered on the applicable record date.

The Security for the Securitization Bonds

To secure the payment of principal, premium, if any, and interest on, and any other amounts owed in respect of, the securitization bonds pursuant to the indenture, we will grant to the trustee for the benefit of the securitization bondholders a security interest in all of our right, title and interest, whether now owned or later acquired, in and to the following collateral, which collectively constitutes the trust estate under the indenture:

•	the securitization property,

•	the securitization charges related to the securitization property,

•	our rights under the sale agreement,

•	our rights under the bill of sale delivered by SIGECO pursuant to the sale agreement,

•	our rights under the servicing agreement and any subservicing, agency, intercreditor or collection agreements executed in connection with the servicing agreement,

•	our rights under the administration agreement,

•

our rights in the collection account and all subaccounts of the collection account, including the general subaccount, the capital subaccount and the excess funds subaccount and all cash, instruments, investment property or other assets credited to or deposited in the collection account or any subaccount of the collection account from time to time or purchased with funds from the collection account, and all financial assets and securities entitlements carried therein or credited thereto,

•	all rights to compel the servicer to file for and obtain periodic adjustments to the securitization charges in accordance with the Securitization Act and the financing order,

•	all of our other property related to the securitization bonds, other than any cash released to us by the trustee semi-annually from earnings on the capital subaccount,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and

•

all payments on or under and all proceeds in respect of any or all of the foregoing, including all proceeds of the conversion, voluntary or involuntary, into cash or other liquid property of any or all of the foregoing, all cash proceeds, accounts, accounts receivable, general intangibles, notes, drafts, acceptances, chattel paper, checks, deposit accounts, insurance proceeds, condemnation awards, payment intangibles, letter-of-credit rights, investment property, commercial tort claims, documents, rights to payment of any and every kind, and other forms of obligations and receivables, instruments and other property which at any time constitute all or part of or are included in the proceeds of any of the foregoing.

The security interest does not extend to:

•	cash that has been released pursuant to the terms of the indenture,

•	amounts deposited with us for payment of costs of issuance with respect to the securitization bonds (together with any interest earnings thereon), and

•

proceeds from the sale of the securitization bonds that are required to pay the purchase price for the securitization property, paid pursuant to the sale agreement, and the costs of the issuance of the securitization bonds.

Ind. Code §8-1-40.5 of the Securitization Act provides that a valid and enforceable lien and security interest in securitization property will attach and be perfected by the means set forth in Ind. Code §8-1-40.5. Specifically, Ind. Code §8-1-40.5-15 provides that a valid and enforceable lien and security interest in securitization property may be created only after the issuance of a financing order and the execution and delivery of a security agreement with a financing entity in connection with the issuance of the securitization bonds. The lien and security interest attaches automatically when value is received for the securitization bonds. Upon perfection by filing a financing statement under Ind. Code §8-1-40.5 of the Securitization Act and otherwise in accordance with the Indiana UCC, the lien and security interest (i) will constitute a continuously perfected lien and security interest in the securitization property and all proceeds of the property, whether or not accrued, (ii) will have priority in the order of their filing and (iii)  will take precedence over any subsequent judicial lien or other creditor’s lien.

The Collection Account for the Securitization Bonds

Under the indenture, we will establish a collection account with the trustee or at another eligible institution for the securitization bonds. The collection account will be under the sole dominion and exclusive control of the trustee. Funds received from collections of the applicable securitization charges will be deposited into the collection account. The collection account for the securitization bonds will be divided into the following subaccounts, which need not be separate bank accounts:

•	the general subaccount,

•	the capital subaccount, and

•	the excess funds subaccount.

For administrative purposes, the subaccounts may be established by the trustee as separate accounts that will be recognized individually as subaccounts and collectively as the collection account. Unless otherwise provided in the indenture, amounts in the collection account for the securitization bonds not allocated to any other subaccount by the servicer will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account for the securitization bonds include all of the subaccounts contained therein. All monies deposited from time to time in the collection account, all deposits therein pursuant to the indenture, and all investments made in eligible investments with these monies will be held by the trustee in the collection account as part of the collateral. The following institutions are eligible institutions for the establishment of the collection account:

•

the corporate trust department of the trustee so long as the trustee has either a short-term credit rating from Moody’s and S&P of at least “P-1” and “A-1”, respectively or a long-term credit rating from Moody’s and S&P of at least “A2” and “A”, respectively, or

•

a depository institution organized under the laws of the United States of America or any state or the District of Columbia or domestic branch of a foreign bank whose deposits are insured by the Federal Deposit Insurance Corporation, and (i) which has either (A) a long-term unsecured debt rating of “A2” or higher by Moody’s and “AA-” or higher by S&P, or (B) a short-term issuer rating of “P-1” or higher by Moody’s and “A-1” or higher by S&P, or any other long-term, short-term or certificate of deposit rating acceptable to Moody’s and S&P and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation.

Provided, however, that if an eligible institution then being utilized for any purposes under the indenture or the series supplement no longer meets the definition of eligible institution, then we shall replace such eligible institution within 60 days of such eligible institution no longer meeting the definition of eligible institution.

If so qualified under clause (i)(A) above, the trustee may be considered an eligible institution for purposes of establishing and maintaining the collection account.

Appropriate Investments for Funds in the Collection Account. So long as no default or event of default has occurred and is continuing, all or a portion of the funds in the collection account for the securitization bonds must be invested by the trustee in accordance with the written direction of the servicer in any of the following, each of which is referred to as an eligible investment:

1.	direct obligations of, and obligations fully and unconditionally guaranteed as to timely payment by, the United States of America,

2.

demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any state thereof, or any domestic branch of a foreign bank, and subject to supervision and examination by federal or state banking authorities, so long as the commercial paper or other short-term unsecured debt obligations of such depository institution are, at the time of deposit, rated not less than “P-1” and “A-1” or their equivalents by each of Moody’s and S&P, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the securitization bonds, provided, however, that if any such depository institution, trust company or domestic branch of a foreign bank no longer meets the requirements set forth above, then the issuing entity shall replace such depository institution, trust company or domestic branch of a foreign bank within 60 days of such depository institution, trust company or domestic branch of a foreign bank no longer meeting such requirements,

3.

commercial paper (including commercial paper of the trustee, acting in its commercial capacity, and other commercial paper issued by SIGECO or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of least “P-1” and “A-1” or their equivalents by each of Moody’s and S&P or such lower rating as not result in the downgrading or withdrawal of the ratings of the securitization bonds, provided, however, that if any such depository institution, trust company or domestic branch of a foreign bank no longer meets the requirements set forth above, then the issuing entity shall replace such depository institution, trust company or domestic branch of a foreign bank within sixty (60) days of such depository institution, trust company or domestic branch of a foreign bank no longer meeting such requirements,

4.

investments in money market funds having a rating in the highest investment category granted thereby (including funds for which the trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P,

5.

repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or its agencies or instrumentalities, entered into with eligible institutions,

6.

repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker-dealer acting as principal that has either a short-term credit rating from Moody’s and S&P of at least “P-1” and “A-1+”, respectively, or a long-term credit rating from Moody’s and S&P of at least “A2” and “A-1+”, respectively; provided, however, that if any such eligible institution or registered broker-dealer no longer meets the requirements set forth above, then the Issuer shall replace such eligible institution or registered broker-dealer within sixty (60) days of such eligible institution or registered broker-dealer no longer meeting such requirements, or

7.	any other investment permitted by each of the rating agencies.

Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more will be eligible investments unless the issuer thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (2) no securities or investments described in clauses (2) through (4) above which have maturities of more than 30 days but less than or equal to 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (3) no securities or investments described in clauses (2) through (4) above which have maturities of more than 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (4) no securities or investments described in clauses (2) through (4) above which have a maturity of 60 days or less will be eligible investments unless such securities have a rating from S&P of at least “A-1”; and (5) no securities or investments described in clauses (2) through (4) above which have a maturity of more than 60 days will be eligible investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.

Remittances to the Collection Account. On each remittance date, the servicer will remit estimated securitization charge collections or collected securitization charges, as the case may be, any indemnity amounts and any other proceeds of the trust estate securing the securitization bonds to the trustee for deposit in the collection account. Indemnity amount means any amount paid by the servicer or SIGECO to the trustee, for the trustee or on behalf of the securitization bondholders, in respect of indemnification obligations pursuant to the servicing agreement or the sale agreement. Please read “The Servicing Agreement” and “The Sale Agreement” in this prospectus.

The servicer will initially remit securitization charges to the trustee each servicer business day (as defined in the servicing agreement), but in no event later than two servicer business days following such date, based on estimated daily securitization charge collections using an average balance of days outstanding on customer bills and prior year write-off experience as provided in the servicing agreement. The servicer has the ability under the servicing agreement, by providing prior written notice to us, the trustee and the rating agencies, to switch from remitting securitization charges based on estimated daily securitization charges to remitting actual collected securitization charges. If and when the servicer switches to remitting actual collected securitization charges instead of estimated securitization charge collections, the securitization charges will be remitted by the servicer to the trustee as soon as reasonably practicable to the general subaccount of the collection account, but in no event later than two servicer business days following such collection date.

General Subaccount. Collected securitization charges and any indemnity amounts remitted to the trustee will be deposited into the general subaccount. On each payment date, the trustee will allocate amounts in the general subaccount among the other subaccounts as described under “—How Funds in the Collection Account Will Be Allocated.” Amounts in the general subaccount will be invested in the eligible investments described above.

Capital Subaccount. Upon the issuance of the securitization bonds, SIGECO will make a capital contribution to us in an amount not to be less than 0.50% of the original principal amount of the securitization bonds, which amount shall not come from the proceeds of the sale of the securitization bonds. We will pay this amount to the trustee for deposit into the capital subaccount which will be invested in eligible investments by the trustee in accordance with the written direction of the servicer. The trustee will draw on amounts in the capital subaccount to the extent that, in allocating funds in accordance with clauses 1 through 8 in “—How Funds in the Collection Account Will Be Allocated,” below, amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments on the securitization bonds and payments of fees and expenses specified in clauses 1 through 8. The trustee will allocate collected securitization charges available on any payment date that are not necessary to pay amounts described in clauses 1 through 8 in “—How Funds in the Collection Account Will Be Allocated,” below, to the capital subaccount in an amount sufficient to replenish any amounts drawn from the capital subaccount (other than distributed investment earnings on the capital subaccount) and any shortfall of investment earnings on the capital subaccount. On each payment date, any excess investment earnings on the capital subaccount above the allowed rate of return shall be allocated to the excess funds subaccount.

Excess Funds Subaccount. The trustee will allocate collected securitization charges available on any payment date that are not necessary to pay clauses 1 through 10 in “—How Funds in the Collection Account Will Be Allocated,” below, to the excess funds subaccount. The trustee will invest amounts in the excess funds subaccount in eligible investments in accordance with the written direction of the servicer. On each payment date, the trustee will draw on the excess funds subaccount in allocating funds in accordance with clauses 1 through 10 in “—How Funds in the Collection Account Will Be Allocated,” below, to the extent that amounts on deposit in the general subaccount are insufficient to make scheduled payments on the securitization bonds and payments of fees and expenses specified in clauses 1 through 10.

How Funds in the Collection Account Will Be Allocated

Amounts remitted by the servicer to the trustee with respect to the securitization bonds, including any amounts received by us relating to the indemnification obligations payable by the seller pursuant to the sale agreement or the servicer pursuant to the servicing agreement and all investment earnings on amounts in the general subaccount of the collection account will be deposited into the general subaccount. Investment earnings on amounts in the capital subaccount (other than excess investment earnings that are allocated to the excess funds subaccount) and the excess funds subaccount will be deposited into the capital subaccount and the excess funds subaccount, respectively.

On each payment date for the securitization bonds, the trustee will allocate or pay all amounts on deposit in the general subaccount of the collection account for the securitization bonds in the following priority in accordance with the related written statement from the servicer:

1.

payment of the trustee’s fees, plus expenses and any outstanding indemnity amounts not to exceed $200,000 in any 12-month period, provided, however, that such cap shall be disregarded and inapplicable upon the acceleration of the securitization bonds following the occurrence of an event of default,

2.	payment of the servicing fee relating to the securitization bonds with respect to such payment date, plus any unpaid servicing fees relating to the securitization bonds from prior payment dates,

3.

payment of the due and unpaid administration fee, which will be a fixed amount specified in the administration agreement between us and SIGECO, and the due and unpaid fees of our independent manager, which will be in an amount specified in an agreement between us and our independent manager,

4.

payment of all of our other ordinary periodic operating expenses relating to the securitization bonds for such payment date, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the servicer under the servicing agreement,

5.	payment of the interest then due on the securitization bonds, including any past due interest,

6.	payment of the principal due to be paid on the securitization bonds at the final maturity date for such tranche or as a result of an acceleration upon an event of default,

7.	payment of the principal then scheduled to be paid on the securitization bonds, including any previously unpaid scheduled principal,

8.

payment of any of our remaining unpaid operating expenses and any remaining amounts owed pursuant to the basic documents relating to the securitization bonds, including all remaining expenses and indemnity amounts owed to the trustee,

9.	replenishment of the amount, if any, by which the initial balance of the capital subaccount exceeds the amount in the capital subaccount as of such payment date,

10.

the return on the invested capital then due and payable, which shall be the sum of the rate of return payable to SIGECO on its capital contribution which has been deposited into the capital subaccount, equal to the interest rate on the longest maturing tranche of the securitization bonds, with any contribution in excess of the 0.5% initial capital contribution earning a return equal to SIGECO’s cost of capital, which as of the date of this prospectus is 9.38%, plus any return on the invested capital not paid on any prior payment date shall be paid to SIGECO,

11.	allocation of the remainder, if any, to the excess funds subaccount, and

12.

after the securitization bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount of the securitization bonds, released to us free and clear of the lien of the indenture, which funds, less an amount equal to the initial deposit into the capital subaccount plus any unpaid return on invested capital, will be distributed to SIGECO and credited to SIGECO’s electric customers through normal ratemaking processes.

The amount of the annual servicer’s fee referred to in clause 2 above shall be 0.05% of the initial principal amount of the securitization bonds and shall be prorated based on the fraction of a calendar year during which the servicer provides services. In the event that a successor servicer not an affiliate of SIGECO is appointed, the amount of the annual servicer’s fee shall be agreed by the successor servicer and the trustee, but shall not exceed 0.60% of the securitization bond balance on the date of the servicing agreement without the consent of the Indiana commission, and shall be prorated based on the fraction of a calendar year during which the successor servicer provides services. The amount of the annual administration fee referred to in clause 3 above shall be fixed at $75,000.

Interest means, for any payment date for the securitization bonds, the sum, without duplication, of:

•

an amount equal to the interest accrued on that tranche of the securitization bonds at the applicable interest rate from the prior payment date or, with respect to the first payment date, the amount of interest accrued since the issuance date, with respect to that tranche,

•	any unpaid interest plus, to the fullest extent permitted by law, any interest accrued on this unpaid interest, and

•	if the securitization bonds have been declared due and payable, all accrued and unpaid interest thereon.

Principal means, with respect to any payment date and any tranche of the securitization bonds, the sum, without duplication, of:

•	the amount of principal of that tranche due as a result of the occurrence and continuance of an event of default and acceleration of the securitization bonds,

•	the amount of principal of that tranche due on the final maturity date of that tranche,

•	any unpaid and previously scheduled payments of principal of that tranche and overdue payments of principal of that tranche, and

•	the amount of principal of that tranche scheduled to be paid on such payment date in accordance with the expected sinking fund schedule.

If on any payment date funds in the general subaccount are insufficient to make the allocations or payments contemplated by clauses 1 through 9 of the first paragraph of this subsection with respect to the securitization bonds, the trustee, in accordance with the related written statement from the servicer, will draw from amounts on deposit in the following subaccounts in the following order up to the amount of the shortfall:

1.	from the excess funds subaccount for allocations and payments contemplated in clauses 1 through 9, and

2.	from the capital subaccount for allocations and payments contemplated by clauses 1 through 8.

If, on any payment date, available collections of securitization charges allocable to the securitization bonds, together with available amounts in the related subaccounts, are not sufficient to pay interest due on all outstanding securitization bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable on each tranche of the securitization bonds. If, on any payment date, remaining collections of securitization charges allocable to the securitization bonds, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable at a tranche’s final maturity date or upon an acceleration following an event of default under the indenture, amounts available will be allocated pro rata based on the principal amount of each tranche of the securitization bonds then due and payable. If, on any payment date, remaining collections of securitization charges allocable to the securitization bonds, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid, and if more than one tranche of the securitization bonds is scheduled to be paid on such payment date, the trustee will distribute principal from the collection account sequentially in the numerical order of such tranches. If the trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the securitization charges will take into account, among other things, the need to replenish those amounts (plus any deficiency in the amount of investment earnings on the capital subaccount allowed by the financing order).

How Funds in the Subaccounts Will Be Used upon Repayment of the Securitization Bonds

Upon the payment in full of all securitization bonds authorized in the financing order and the discharge of all obligations, including financing costs, all remaining amounts in the collection account (including investment earnings) shall be released by the trustee to us for distribution to SIGECO. With regard to the amounts in the capital subaccount of the collection account, all such funds shall be released to us for distribution to, and retention by, SIGECO. Until such funds are returned by us to SIGECO, SIGECO may earn a rate of return on its capital investment in us equal to the interest rate on the longest maturing tranche of the securitization bonds, with any contribution in excess of the 0.5% initial capital contribution earning a return equal to SIGECO’s cost of capital, which as of the date of this prospectus is 9.38%.

Reports to Holders of the Securitization Bonds

On or before each payment date, the trustee shall deliver to each of the holders of securitization bonds and the Indiana commission a statement provided and prepared by the servicer. This statement will include, to the extent applicable, the following information, as well as any other information so specified in the series supplement, as to the securitization bonds with respect to that payment date or the period since the previous payment date, as applicable:

•	the amount of the payment to holders of securitization bonds allocable to principal, if any,

•	the amount of the payment to holders of securitization bonds allocable to interest,

•	the aggregate outstanding amount of the securitization bonds, before and after giving effect to any payments allocated to principal reported above,

•	the difference, if any, between the aggregate outstanding amount specified immediately above and the outstanding amount specified in the sinking fund schedule,

•	any other transfers and payments to be made on such payment date, including amounts paid to the trustee and to the servicer, and

•	the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

Website

We will, to the extent permitted by and consistent with our obligations under applicable law, cause to be posted on the website associated with SIGECO:

•	the final prospectus for the securitization bonds,

•	a statement reporting the balances in the collection account and in each subaccount as of all payment dates and as of the end of the year,

•	the semi-annual servicer’s certificate as required to be submitted pursuant to the servicing agreement,

•	the monthly servicer’s certificate as required to be submitted pursuant to the servicing agreement,

•	the text (or a link to the website where a reader can find the text) of each filing of a true-up adjustment and the results of each such filing,

•	any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies,

•	any material legislative enactment or regulatory order or rule directly relevant to the outstanding securitization bonds, and

•	any reports and other information that we are required to file with the SEC under the Exchange Act.

We and the Trustee May Modify the Indenture

Modifications of the Indenture That Do Not Require Consent of Securitization Bondholders. Without the consent of any of the holders of the outstanding securitization bonds but with prior notice to the rating agencies and, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Indiana commission (other than with respect to the series supplement establishing the securitization bonds), we and the trustee may execute a supplemental indenture for any of the following purposes:

•	to correct or amplify the description of the collateral, or to better assure, convey and confirm unto the trustee the collateral, or to subject additional property to the lien of the indenture,

•

to evidence the succession, in compliance with the applicable provisions of the indenture, of another entity to us, and the assumption by any applicable successor of our covenants contained in the indenture and in the securitization bonds,

•	to add to our covenants, for the benefit of the securitization bondholders, or to surrender any right or power therein conferred upon us,

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee,

•

to cure any ambiguity or mistake, to correct or supplement any provision of the indenture or series supplement which may be inconsistent with any other provision of the indenture or in any supplemental indenture, including the series supplement, or the final prospectus or to make any other provisions with respect to matters or questions arising under the indenture or series supplement; provided, however, that:

•	this action shall not adversely affect in any material respect the interests of any securitization bondholder or to surrender any right or power therein conferred upon us, and

•	the rating agency condition shall have been satisfied with respect thereto,

•

to evidence and provide for the acceptance of the appointment under the indenture by a successor trustee with respect to the securitization bonds and to add to or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trust estate under the indenture by more than one trustee, pursuant to the requirements specified in the indenture,

•	to qualify the securitization bonds for registration with a clearing agency,

•

to modify, eliminate or add to the provisions of the indenture to the extent necessary to effect the qualification of the indenture under the Trust Indenture Act and to add to the indenture any other provisions as may be expressly required by the Trust Indenture Act,

•	to satisfy any rating agency requirements, or

•

to authorize the appointment of any person for any tranche of the securitization bonds required or advisable with the listing of any such tranche of the securitization bonds on any stock exchange and otherwise amend the indenture to incorporate changes requested or required by any governmental authority, stock exchange authority or fiduciary for any tranche of the securitization bonds in connection with such listing.

Additional Modifications to the Indenture that do not Require the Consent of Securitization Bondholders. We and the trustee may also, without the consent of any of the securitization bondholders but, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Indiana commission, execute one or more other agreements supplemental to the indenture as long as:

•

the supplemental agreement does not adversely affect in any material respect the interests of any securitization bondholder, as evidenced by an opinion of counsel experienced in structured finance transactions, and

•	the rating agency condition shall have been satisfied with respect thereto.

Any such amendment that may have the effect of increasing ongoing financing costs may be provided by us to the Indiana commission, along with a statement as to the possible effect of the amendment on the ongoing financing costs, and such amendment shall become effective on the later of (i) the date proposed by the parties to the proposed amendment or (ii) 31 days after such submission to the Indiana commission, unless such commission issues an order disapproving the amendment within a 30-day period.

Modifications to the Indenture that Require the Approval of the Securitization Bondholders. We and the trustee also may, with prior notice to the rating agencies and with the consent of the holders of not less than a majority of the outstanding amount of the securitization bonds of each tranche to be affected by the supplemental indenture and, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Indiana commission, execute a supplemental indenture to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the securitization bondholders under the indenture. Any such amendment that may have the effect of increasing ongoing financing costs shall be provided by us to the Indiana commission, along with a statement as to the possible effect of the amendment on the ongoing financing costs, and such amendment shall become effective on the later of (i) the date proposed by the parties to the proposed amendment or (ii) 31 days after such submission to the Indiana commission, unless such commission issues an order disapproving the amendment within a 30-day period. Under no circumstance may the supplemental indenture, without the consent of the holder of each outstanding securitization bond of each tranche affected thereby:

•

change the date of payment of any installment of principal of or premium, if any, or interest on the securitization bonds of such tranche, or reduce the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto,

•

change the provisions of the indenture and the series supplement relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the securitization bonds of such tranche, or change any place of payment where, or the coin or currency in which, any securitization bond of such tranche or any interest thereon is payable,

•

reduce the percentage of the aggregate amount of the outstanding securitization bonds or a tranche thereof, the consent of the securitization bondholders of which is required for any supplemental indenture, or the consent of the securitization bondholders of which is required for any waiver of compliance with those certain provisions of the indenture specified therein or of certain defaults specified therein and their consequences provided for in the indenture,

•	reduce the percentage of the outstanding amount of the securitization bonds required to direct the trustee to direct us to sell or liquidate the collateral,

•

modify any provision of the section of the indenture relating to the consent of securitization bondholders with respect to supplemental indentures or any provision of the other basic documents similarly specifying the rights of the securitization bondholders to consent to modification thereof, except to increase any percentage specified therein or to provide that those provisions of the indenture or the basic documents specified in the indenture cannot be modified or waived without the consent of each outstanding securitization bondholder affected thereby,

•

modify any of the provisions of the indenture in a manner as to affect the calculation of the amount of any payment of interest, principal or premium, if any, due and payable on any securitization bond on any payment date (including the calculation of any of the individual components of such calculation) or change the expected sinking fund schedule or expected amortization schedule or final maturity date of the securitization bonds,

•	decrease the required capital amount,

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the securitization bonds or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any securitization bond of the security provided by the lien of the indenture,

•	cause any material adverse U.S. federal income tax consequence to us, SIGECO, the managers, the trustee or the then-existing securitization bondholders, or

•	impair the right to institute suit for the enforcement of the provisions of the indenture regarding payment or application of funds.

Enforcement of the Sale Agreement, the Administration Agreement and the Servicing Agreement. The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement, the servicing agreement and other basic documents. The indenture also provides that we will take all lawful actions to compel or secure the performance and observance by SIGECO, the administrator and the servicer of their respective obligations to us under or in connection with the sale agreement, the administration agreement, the servicing agreement, and other basic documents. So long as no event of default occurs and is continuing, we may exercise any and all rights, remedies, powers and privileges lawfully available to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and other basic documents; provided that such action shall not adversely affect the interests of the securitization bondholders in any material respect. However, if we or the servicer propose to amend, modify, waive, supplement, terminate or surrender in any material respect, or agree to any material amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the securitization charges, we must notify the trustee, the securitization bondholders and, when required, the Indiana commission in writing of such proposal (or, if pursuant to a request by us, the trustee shall notify the holders of securitization bonds of such proposal). In addition, the trustee may consent to this proposal only with the written consent of the holders of not less than a majority of the outstanding amount of the securitization bonds or tranche affected thereby and only if the rating agency condition is satisfied. In addition, any proposed amendment of the indenture, the sale agreement or the servicing agreement that would increase ongoing financing costs requires the prior written consent or deemed consent of the Indiana commission.

If an event of default occurs and is continuing, the trustee may, and, at the written direction of the holders of not less than a majority of the outstanding amount of the securitization bonds of the tranches affected thereby or of the Indiana commission, shall exercise all of our rights, remedies, powers, privileges and claims against SIGECO, the administrator and servicer, under or in connection with the sale agreement, administration agreement and servicing agreement, and any right of ours to take this action shall be suspended.

Modifications to the Sale Agreement, the Administration Agreement and the Servicing Agreement. The sale agreement, the administration agreement and the servicing agreement, may be amended, so long as the rating agency condition is satisfied in connection therewith, at any time and from time to time, without the consent of the securitization bondholders but with the acknowledgement of the trustee and, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Indiana commission. The trustee shall provide such consent upon receiving evidence of satisfaction of the rating agency condition and evidence that the amendment is in accordance with the terms of the agreement being amended. Furthermore, any amendment to any such agreement that may have the effect of increasing ongoing financing costs shall be provided by us to the Indiana commission, along with a statement as to the possible effect of the amendment on the ongoing financing costs. The amendment shall become effective on the later of (i) the date proposed by the parties to the proposed amendment or (ii) 31 days after such submission to the Indiana commission unless such commission issues an order disapproving the amendment within a 30-day period.

Notification of the Rating Agencies, the Indiana Commission, the Trustee and the Securitization Bondholders of Any Modification.

If we, SIGECO or the servicer or any other party to the applicable agreement:

•

proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any other amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the administrative agreement or the servicing agreement, or

•	waives timely performance or observance by SIGECO, the administrator or the servicer or any other party under the sale agreement, the administrative agreement or the servicing agreement,

in each case in a way which would materially and adversely affect the interests of securitization bondholders, we must first notify the rating agencies of the proposed action and must promptly notify the trustee, the Indiana commission and the securitization bondholders in writing of the proposed action and whether the rating agency condition has been satisfied with respect thereto (or, if pursuant to a request by us, the trustee shall notify the securitization bondholders on our behalf). The trustee will consent to this proposed amendment, modification, supplement or waiver only if the rating agency condition is satisfied and only with the prior written consent of the holders of not less than a majority of the outstanding principal amount of the securitization bonds of the tranche materially and adversely affected thereby and, if such action would increase ongoing financing costs, the consent or deemed consent of the Indiana commission.

What Constitutes an Event of Default on the Securitization Bonds

An event of default with respect to the securitization bonds is defined in the indenture as being:

1.	a default in the payment of any interest on any securitization bond when the same becomes due and payable and the continuation of this default for five business days,

2.	a default in the payment of the then unpaid principal of any tranche of the securitization bonds on the final maturity date for that tranche,

3.

a default in the observance or performance of any of our covenants or agreements made in the indenture, other than those specifically dealt with in clause 1 or 2 above, or any of our representations or warranties made in the indenture or the series supplement or in any certificate or other writing delivered pursuant to the indenture or in connection with the indenture proving to have been incorrect in any material respect as of the time when made, and if such default continues or is not cured for a period of 30 days after the earlier of (a) written notice of the default is given to us by the trustee or to us and the trustee by the holders of at least 25% of the outstanding principal amount of the securitization bonds or (b) the date we have actual notice of the default,

4.

the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of us or any substantial part of the trust estate in an involuntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or for any substantial part of the trust estate, or ordering the winding-up or liquidation of our affairs, and such decree or order remains unstayed and in effect for a period of 90 consecutive days,

5.

the commencement by us of a voluntary case under any applicable U.S. federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by us to the entry of an order for relief in an involuntary case or proceeding under any such law, or the consent by us to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or our property for any substantial part of the trust estate, or the making by us of any general assignment for the benefit of creditors, or the failure by us generally to pay our debts as such debts become due, or the taking of action by us in furtherance of any of the foregoing, or

6.

any act or failure to act by the State of Indiana or any of its agencies (including the Indiana commission), officers or employees that violates or is not in accordance with the pledge of the State of Indiana in Ind. Code §8-1-40.5 of the Securitization Act or the pledge of the Indiana commission in the financing order including, without limitation, the failure of the Indiana commission to implement the true-up mechanism.

Remedies Available Following an Event of Default. If an event of default with respect to the securitization bonds, other than event number 6 above, occurs and is continuing, the trustee or holders holding not less than a majority of the outstanding principal amount of the securitization bonds may declare the unpaid principal balance of securitization bonds, together with accrued interest, to be immediately due and payable. This declaration may, under the circumstances specified therein, be rescinded by the holders of not less than a majority of the outstanding principal amount of the securitization bonds. The nature of our business will result in payment of principal upon such a declaration being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Securitization Property—Foreclosure of the trustee’s lien on the securitization property might not be practical, and acceleration of the securitization bonds before maturity might have little practical effect” and “—You may experience material payment delays or incur a loss on your investment in the securitization bonds because the source of funds for payment is limited.”

In addition to acceleration of the securitization bonds described above, the trustee may exercise one or more of the following remedies upon an event of default (other than event number 6 above):

1.

the trustee may institute proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the securitization bonds or under the indenture with respect to the securitization bonds, whether by declaration of acceleration or otherwise, and, subject to the limitations on recovery set forth in the indenture, enforce any judgment obtained, and collect from us moneys adjudged due, upon the securitization bonds,

2.	the trustee may institute proceedings from time to time for the complete or partial foreclosure of the indenture with respect to the trust estate,

3.

the trustee may exercise any remedies of a secured party under the Indiana UCC or the Securitization Act or any other applicable law and take any other appropriate action to protect and enforce the rights and remedies of the trustee and the holders of securitization bonds,

4.

at the written direction of the holders of not less than a majority of the outstanding principal amount of the securitization bonds, the trustee may either sell all or a portion of the trust estate or rights or interest therein, at one or more public or private sales called and conducted in any manner permitted by applicable law provided that certain conditions set forth in the indenture are met, or elect that we maintain possession of all or a portion of the collateral securing the securitization bonds pursuant to the terms of the indenture and continue to apply the securitization charges as if there had been no declaration of acceleration, and

5.

the trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller, administrator or the servicer under or in connection with the administration agreement, the sale agreement or the servicing agreement.

If event of default number 6 above occurs, the trustee, for the benefit of the holders, may to the extent allowed by applicable law institute or participate in proceedings necessary to compel performance of or to enforce the pledge of either the State of Indiana or the Indiana commission and to collect any monetary damages incurred by the securitization bondholders or the trustee as a result of such event of default. This is the only remedy the trustee may exercise if this event of default has occurred.

When the Trustee Can Sell the Collateral. If the securitization bonds have been declared to be due and payable following an event of default, the trustee may, at the written direction of the holders of not less than a majority of the outstanding principal amount of the securitization bonds, either:

•	subject to the paragraph immediately below, sell all or a portion of the collateral securing the securitization bonds,

•	elect to have us maintain possession of the collateral securing the securitization bonds, or

•

take such other remedial action as the trustee, at the written direction of the holders of not less than a majority in principal amount of the securitization bonds then outstanding and declared to have been due and payable, may continue to apply distributions on the collateral securing the securitization bonds as if there had been no declaration of acceleration.

The trustee is prohibited from selling the collateral securing the securitization bonds following an event of default unless the final payment date of the securitization bonds has occurred or the securitization bonds have been declared due and payable and:

•	the holders of 100% of the principal amount of the securitization bonds consent to the sale,

•

the proceeds of the sale or liquidation are sufficient to pay in full the principal of and premium, if any, and accrued interest on the outstanding securitization bonds and all financing costs, including all fees, expenses and indemnities due and owing to the trustee, or

•

the trustee determines that funds provided by the collateral securing the securitization bonds would not be sufficient on an ongoing basis to make all payments on the securitization bonds as these payments would have become due if the securitization bonds had not been declared due and payable, and the trustee obtains the written consent of the holders of at least two-thirds (2/3) of the aggregate outstanding principal amount of the securitization bonds.

Right of Securitization Bondholders to Direct Proceedings. Subject to the provisions for indemnification and the limitations contained in the indenture, the holders of not less than a majority in principal amount of the outstanding securitization bonds (or, if less than all tranches are affected, the affected tranches) will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that, among other things:

•	this direction does not conflict with any rule of applicable law or with the indenture or the series supplement and shall not involve the trustee in any personal liability or expense,

•

any direction to the trustee to sell or liquidate any of the collateral securing the securitization bonds shall be by the holders of the securitization bonds representing not less than 100% of the outstanding securitization bonds,

•

so long as the conditions specified in the indenture have been satisfied and the trustee elects to retain the collateral securing the securitization bonds pursuant to the indenture and elects not to sell or liquidate that collateral, any direction to the trustee to sell or liquidate the collateral securing the securitization bonds or any portion thereof by the holders representing less than 100% of the outstanding amount of the securitization bonds, shall be of no force and effect, and

•	the trustee may take any other action deemed proper by the trustee that is not inconsistent with this direction.

However, in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the securitization bonds if:

•	it reasonably believes it will not be indemnified to its satisfaction against any cost, expense or liabilities, or

•	it determines that this action might materially adversely affect the rights of any securitization bondholder not consenting to such action.

Waiver of Default. Prior to acceleration of the maturity of the securitization bonds or any tranche thereof, the holders of not less than a majority of the outstanding principal amount of the securitization bonds may, subject to certain conditions specified in the indenture, waive any default with respect to the securitization bonds. However, they may not waive a default in the payment of principal of or premium, if any, or interest on any of the securitization bonds or a default in respect of a covenant or provision of the indenture that cannot be modified without the waiver or consent of all of the holders of the affected tranches of outstanding securitization bonds.

Limitation of Proceedings. Under the indenture, no securitization bondholder will have the right to institute any proceeding, judicial or otherwise, or to avail itself of the right to foreclose on the securitization property or otherwise enforce the lien in the securitization property pursuant to Ind. Code §8-1-40.5 of the Securitization Act, unless:

•	the holder previously has given to the trustee written notice of a continuing event of default,

•	the holders of not less than a majority of the outstanding principal amount of the securitization bonds have made written request of the trustee to institute the proceeding in its own name as trustee,

•	the holder or holders have offered the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in complying with the request,

•	the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute the proceeding, and

•

no direction inconsistent with this written request has been given to the trustee during the 60-day period referred to above by the holders of not less than a majority of the outstanding principal amount of the securitization bonds.

In addition, each of the trustee, the holders and the servicer will covenant that it will not, prior to the date that is one year and one day after the termination of the indenture and the payment in full of all securitization bonds and any other amounts owed under the indenture, acquiesce, petition or otherwise invoke or cause us or any manager to invoke against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy, insolvency or similar law. By purchasing securitization bonds, each securitization bondholder will be deemed to have made this covenant.

Our Covenants

Consolidation, Merger or Sale of Assets. We will keep in effect our existence, rights and franchises as a limited liability company under Delaware law, provided that we may consolidate with, merge into or convert into another entity or sell substantially all of our assets to another entity if:

•

the entity formed by or surviving the consolidation, merger or conversion or to whom substantially all of our assets are sold is organized under the laws of the United States or any state thereof and expressly assumes by a supplemental indenture the due and punctual payment of the principal of and premium, if any, and interest on all outstanding securitization bonds and the performance of our obligations under the indenture,

•

the entity formed by or surviving the consolidation, merger or conversion or to whom substantially all of our assets are sold expressly assumes all obligations and succeeds to all of our rights under the sale agreement, the administration agreement, the servicing agreement and any other basic document specified in the indenture to which we are a party (or under which we have rights) pursuant to an assignment and assumption agreement executed and delivered to the trustee,

•	no default or event of default will have occurred and be continuing immediately after giving effect to the merger, consolidation, conversion or sale,

•	prior notice will have been given to the rating agencies and the rating agency condition will have been satisfied with respect to the merger, consolidation, conversion or sale,

•

we have received an opinion of outside tax counsel to the effect that the merger, consolidation, conversion or sale, will have no material adverse tax consequence to us or any securitization bondholder,

•

we have received an opinion of outside counsel to the effect that the merger, consolidation, conversion or sale complies with the indenture and all conditions precedent therein provided relating to the merger, consolidation, conversion or sale, and will result in the trustee maintaining a continuing valid first priority perfected security interest in the collateral,

•

any action that is necessary to maintain the lien and security interest created by the indenture and the series supplement has been taken as evidenced by an opinion of external counsel delivered to the trustee, and

•

we shall have delivered to the trustee an officer’s certificate and opinion of external counsel each stating that such consolidation or merger and such supplemental indenture comply with the indenture and the series supplement and that all conditions precedent to such transaction listed above have been complied with.

Additional Covenants. We will from time to time execute and deliver all documents, make all filings and take any other action necessary or advisable to, among other things, maintain and preserve the lien and security interest of the indenture and the priority thereof. We will not, among other things:

•

except as expressly permitted by the indenture, the series supplement, or other basic documents, sell, transfer, convey, exchange or otherwise dispose of any of our properties or assets, including those included in the trust estate unless in accordance with the indenture,

•

claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the securitization bonds, other than amounts properly withheld from such payments under the Internal Revenue Code of 1986, the Treasury regulations promulgated thereunder or other tax laws or assert any claim against any present or former securitization bondholder because of the payment of taxes levied or assessed upon any part of the trust estate,

•	terminate our existence, dissolve or liquidate in whole or in part, except as otherwise permitted by the indenture,

•	permit the validity or effectiveness of the indenture or other basic documents to be impaired or the lien to be amended, hypothecated, subordinated, terminated or discharged,

•	permit any person to be released from any covenants or obligations with respect to the securitization bonds except as expressly permitted by the indenture,

•

permit any lien, charge, claim, security interest, mortgage or other encumbrance, other than the lien of the indenture, to be created on or extend to or otherwise arise upon or burden the trust estate or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due),

•	permit the lien of the indenture not to constitute a valid first priority perfected security interest in the collateral securing the securitization bonds,

•

elect to be classified as an association taxable as a corporation for federal income tax purposes or otherwise take any action inconsistent with our treatment for federal income tax purposes as a disregarded entity not separate from our sole owner,

•

change our name, identity or structure or the location of our chief executive office or state of formation, unless, at least 10 business days prior to the effective date of any such change, we deliver to the trustee, with copies to the rating agencies, such documents, instruments or agreements, executed by us, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture and the series supplement,

•	take any action which is the subject of a rating agency condition without satisfying the rating agency condition,

•	except to the extent permitted by applicable law, voluntarily suspend or terminate our filing obligations with the SEC as described in the indenture, or

•	issue any debt obligations other than securitization bonds permitted by the indenture.

We may not engage in any business other than financing, purchasing, owning, administering, managing and servicing securitization property and the assets in the trust estate and the issuance of the securitization bonds in the manner contemplated by the financing order and the indenture and other basic documents and activities incidental thereto.

We may not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the securitization bonds permitted by the indenture and any other indebtedness expressly permitted by or arising under the basic documents. Also, we may not make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another’s payment or performance on any obligation or capability of doing so or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stock or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person, except as otherwise contemplated by the indenture, the sale agreement, or the servicing agreement. We will not make any expenditure for capital assets or lease any capital asset other than the securitization property purchased from SIGECO pursuant to, and in accordance with, the sale agreement. Except in accordance with the indenture, we shall not, directly or indirectly, pay any dividend or make any distribution to any member in respect of its membership interest, redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or similar security or set aside or otherwise segregate any amounts for any such purpose; provided, however, that, if no event of default has occurred and is continuing or would be caused thereby, we may make or cause to be made distributions to any member in respect of its membership interest pursuant to the indenture to the extent that such distributions would not cause the balance of the capital subaccount to decline below the required capital amount. We will not, directly or indirectly, make payments to or distributions from the collection account except in accordance with the indenture and other basic documents.

The servicer will deliver to the trustee the annual accountant’s report, compliance certificates and reports regarding distributions and other statements required by the servicing agreement. Please read “The Servicing Agreement” in this prospectus.

Access to the List of Securitization Bondholders

Any securitization bondholder, or group of securitization bondholders, owning at least 10% of the outstanding amount of the securitization bonds may, by written request to the trustee, obtain access to the list of all securitization bondholders maintained by the trustee for the purpose of communicating with other securitization bondholders with respect to their rights under the indenture or the securitization bonds; provided, that the trustee gives prior written notice to us of such request.

We Must File an Annual Compliance Statement

We will deliver to the trustee and each rating agency not later than March 31 of each year (commencing with March 31, 2024), an officer’s certificate stating, as to the responsible officer signing such officer’s certificate, that:

•

a review of our activities during the preceding twelve months ended December 31 (or, in the case of the first such officer’s certificate, since the date of the indenture) and of performance under the indenture has been made; and

•

to the best of such responsible officer’s knowledge, based on such review, we have in all material respects complied with all conditions and covenants under the indenture throughout such period, or, if there has been a default in the compliance of any such condition or covenant, specifying each such default known to the responsible officer and the nature and status thereof.

The Trustee Must Provide an Annual Report to All Securitization Bondholders

If required by the Trust Indenture Act, the trustee will be required to mail each year to all securitization bondholders a brief report. This report may state, in accordance with the requirements of the Trust Indenture Act, among other items:

•	the trustee’s eligibility and qualification to continue as the trustee under the indenture,

•	any amounts advanced by it under the indenture,

•	the amount, interest rate and maturity date of specific indebtedness owed by us to the trustee in the trustee’s individual capacity,

•	the property and funds physically held by the trustee, and

•	any action taken by it that materially affects the securitization bonds and that has not been previously reported.

What Will Trigger Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect with respect to the securitization bonds, and the trustee, on our reasonable written demand and at our expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the securitization bonds, when:

•

either (i) all securitization bonds which have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the trustee for cancellation or (ii) either (A) scheduled final payment date has occurred with respect to all securitization bonds that have not been delivered to the trustee for cancellation or (B) the securitization bonds will be due and payable on their respective scheduled final payment dates within one year, and we have irrevocably deposited in trust with the trustee cash and/or U.S. government obligations specified in the indenture, in an amount sufficient to make payments of principal of, and premium, if any, and interest on the securitization bonds not theretofore delivered to the trustee for cancellation, ongoing financing costs and all other sums payable to us pursuant to the indenture with respect to the securitization bonds when scheduled to be paid and to discharge the entire indebtedness on those securitization bonds not previously delivered to the trustee when due,

•	we have paid or caused to be paid all other sums payable by us under the indenture with respect to the securitization bonds, and

•

we have delivered to the trustee an officer’s certificate, an opinion of external counsel, and if required by the Trust Indenture Act or the trustee, a certificate from a firm of independent certified public accountants, each stating that there has been compliance with the conditions precedent in the indenture or relating to the satisfaction and discharge of the indenture with respect to the securitization bonds.

Our Legal Defeasance and Covenant Defeasance Options

We may, at any time, terminate:

•	all of our obligations under the indenture with respect to the securitization bonds, or

•	our obligations to comply with some of the covenants in the indenture, including some of the covenants described under “—Our Covenants.”

The legal defeasance option is our right to terminate at any time our obligations under the indenture with respect to the securitization bonds. The covenant defeasance option is our right at any time to terminate our obligations to comply with some of the covenants in the indenture. We may exercise the legal defeasance option with respect to the securitization bonds notwithstanding our prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, the securitization bonds will be entitled to payment only from the funds or other obligations set aside under the indenture for payment thereof on the scheduled final payment date therefor as described below. The securitization bonds will not be subject to payment through acceleration prior to the scheduled final payment date. If we exercise the covenant defeasance option, the final payment of the securitization bonds may not be accelerated because of an event of default relating to a default in the observance or performance of our covenants or as described in “—What Constitutes an Event of Default on the Securitization Bonds” above.

We may exercise the legal defeasance option or the covenant defeasance option with respect to securitization bonds only if:

•

we have irrevocably deposited or caused to be irrevocably deposited in trust with the trustee cash and/or U.S. government obligations specified in the indenture that through the scheduled payments of principal and interest in respect thereof in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the securitization bonds not theretofore delivered to the trustee for cancellation and ongoing financing costs and all other sums payable under the indenture by us with respect to the securitization bonds when scheduled to be paid and to discharge the entire indebtedness on the securitization bonds when due,

•

we deliver to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the deposited U.S. government obligations when due and without reinvestment plus any cash deposited in the defeasance subaccount will provide cash at times and in sufficient amounts to pay in respect of the securitization bonds principal in accordance with the expected sinking fund schedule therefor, interest when due and ongoing financing costs and all other sums payable by us under the indenture with respect to the securitization bonds,

•

in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of our bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period,

•	no default has occurred and is continuing on the day of this deposit and after giving effect thereto,

•

in the case of an exercise of the legal defeasance option, we shall have delivered to the trustee an opinion of external counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of execution of the indenture, there has been a change in the applicable federal income tax law, and in either case confirming that the holders of the securitization bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred,

•

in the case of an exercise of the covenant defeasance option, we shall have delivered to the trustee an opinion of external counsel to the effect that the holders of the securitization bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred,

•

we deliver to the trustee a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture,

•

we deliver to the trustee an opinion of external counsel to the effect that (a) in a case under the Bankruptcy Code in which SIGECO (or any of its affiliates, other than us) is the debtor, the court would hold that the deposited cash or U.S. government obligations would not be in the bankruptcy estate of SIGECO (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations); and (b) in the event SIGECO (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations), were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of SIGECO (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations) and us so as to order substantive consolidation under the Bankruptcy Code of our assets and liabilities with the assets and liabilities of SIGECO or such other affiliate, and

•

each rating agency has notified us and the trustee that the exercise of the proposed defeasance option will not result in a downgrade or withdrawal of the then current rating of any then outstanding securitization bonds.

No Recourse to Others

No recourse may be taken, directly or indirectly, by the holders of the securitization bonds with respect to our obligations on the securitization bonds, under the indenture or the series supplement or any certificate or other writing delivered in connection therewith, against (1) us, other than from the securitization bond collateral, (2) any owner of a beneficial interest in us (including SIGECO) or (3) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the trustee, the managers or any owner of a beneficial interest in us (including SIGECO) in its individual capacity, or of any successor or assign or any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing.

Notwithstanding any provision of the indenture or the series supplement to the contrary, securitization bondholders shall look only to the securitization bond collateral with respect to any amounts due to the securitization bondholders under the indenture and the securitization bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the securitization bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a securitization bond specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of consideration for issuance of the securitization bonds.

Governing Law

The indenture will be governed by the laws of the State of New York, without reference to its conflict of law provisions (except as otherwise noted in the indenture), provided that the creation, attachment and perfection of any liens created in the securitization property or other assets of the trust estate, as well as all rights and remedies of the trustee and the holders with respect to the securitization property, shall be governed by the laws of the State of Indiana.

THE TRUSTEE

U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will be the trustee, and will act as the paying agent and registrar for the securitization bonds. U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank.”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The trustee will maintain the accounts of the issuing entity in the name of the trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $675 billion as of December 31, 2022, is the parent company of U.S. Bank N.A., the fifth largest commercial bank in the United States. As of December 31, 2022, U.S. Bancorp operated over 2,200 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 48 domestic and 2 international cities. The Indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.

U.S. Bank has provided corporate trust services since 1924. As of December 31, 2022, U.S. Bank was acting as trustee with respect to over 124,000 issuances of securities with an aggregate outstanding principal balance of over $5.6 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The trustee shall make each monthly statement available to the bondholders via the trustee’s internet website at https://pivot.usbank.com. Bondholders with questions may direct them to the trustee’s bondholder services group at (800) 934-6802.

U.S. Bank serves or has served as trustee, paying agent and registrar on several issues of utility rate-payer backed securities.

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DST”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

While the legal proceedings discussed above involve certain affiliates of the trustee, none of such legal proceedings are material to the securitization bondholders.

The trustee may resign at any time upon 30 days’ notice by so notifying us. The holders of not less than a majority in of the outstanding principal amount of the securitization bonds may remove the trustee by so notifying the trustee and us in writing (upon 30 days’ written notice) and may appoint a successor trustee. We will remove the trustee by written notice if the trustee ceases to be eligible to continue in this capacity under the indenture, the trustee becomes a debtor in a bankruptcy proceeding or is adjudged insolvent, a receiver, administrator or other public officer takes charge of the trustee or its property or the trustee becomes incapable of acting. If the trustee gives notice of resignation or is removed or a vacancy exists in the office of trustee for any reason, we will be obligated promptly to appoint a successor trustee eligible under the indenture. We are responsible, initially, for payment of the expenses associated with any such removal or resignation, but any such expenses will be treated as an operating expense and paid out of the general subaccount on a payment date in accordance with the priority of payments set forth in “Description of the Securitization Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. No resignation or removal of the trustee will become effective until acceptance of the appointment by a successor trustee. The trustee shall at all times satisfy the requirements of certain provisions of the Trust Indenture Act, as amended, and the Investment Company Act of 1940, as amended, and have a combined capital and surplus of at least $50 million and a long-term debt rating from Moody’s and S&P in one of its generic rating categories that specifies investment grade. If the trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity shall without any further action be the successor trustee; provided, however, that if such successor trustee is not eligible under the indenture, the successor trustee will be replaced in accordance with the terms of the indenture. We and our affiliates may, from time to time, maintain various banking, investment banking and trust relationships with the trustee and its affiliates. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus for further information.

The trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided that its conduct does not constitute willful misconduct, negligence or bad faith. The trustee shall not be deemed to have notice or knowledge of any default or event of default (other than a payment default) unless a responsible officer of the trustee has actual knowledge thereof or the trustee has received written notice thereof pursuant to the indenture. The trustee shall not be required to take any action it is directed to take under the indenture if the trustee determines in good faith that the action so directed is inconsistent with the indenture, any other basic document or applicable law, or would involve the trustee in personal liability. We have agreed to indemnify the trustee and its officers, directors, employees and agents against any and all cost, damage, liability, tax or expense (including reasonable attorney’s fees and expenses) incurred by it in connection with the administration and enforcement of the indenture (including the enforcement of the indemnification obligations therein), the series supplement and the other basic documents and the performance of its duties under the indenture, the series supplement and the other basic documents, provided that we are not required to pay any expense or indemnify against any loss, liability or expense incurred by the trustee through the trustee’s own willful misconduct, negligence or bad faith. Please read “Prospectus Summary of Terms—Priority of Payments” and “Description of the Securitization Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus for further information.

We, SIGECO and our respective affiliates may from time to time enter into normal banking and trustee relationships with U.S. Bank Trust Company, National Association and its affiliates. U.S. Bank Trust Company, National Association and its affiliates, among other relationships, are (i) lenders under the revolving credit facilities and term loans of SIGECO, CenterPoint Energy and their affiliates, (ii) the trustee under the indentures governing various debt securities of affiliates of SIGECO and CenterPoint Energy and (iii) issuing and paying agents under the commercial paper programs of CenterPoint Energy and its affiliates. No relationships currently exist between SIGECO, us and our respective affiliates, on the one hand, and U.S. Bank Trust Company, National Association and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE SECURITIZATION BONDS

The rate of principal payments, the amount of each interest payment and the actual final payment date of each tranche of the securitization bonds and the weighted average life thereof will depend primarily on the timing of receipt of collected securitization charges by the trustee and the true-up mechanism. The aggregate amount of collected securitization charges and the rate of principal amortization on the securitization bonds will depend, in part, on actual electricity usage and electricity demands, and the rate of delinquencies and write-offs. The securitization charges are required to be adjusted from time to time based in part on the actual rate of collected securitization charges. However, we can give no assurance that the servicer will be able to forecast accurately actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the securitization charges that will cause collected securitization charges to be received at any particular rate. Please read “Risk Factors—Servicing Risks,” “—Other Risks Associated with an Investment in the Securitization Bonds” and “SIGECO’s Financing Order—True-Ups” in this prospectus.

If the servicer receives securitization charges at a slower rate than expected, the securitization bonds may be retired later than expected. Except in the event of the acceleration of the final payment date of the securitization bonds after an event of default, however, the securitization bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule of the securitization bonds even if the receipt of collected securitization charges is accelerated. Instead, receipts in excess of the amounts necessary to amortize the securitization bonds in accordance with the expected amortization schedule, to pay interest and related fees and expenses and to fund subaccounts of the collection account will be allocated to the excess funds subaccount. Acceleration of the final maturity date after an event of default in accordance with the terms thereof may result in payment of principal earlier than the related scheduled final payment dates for Tranche A-1 and later than the related scheduled final payment dates for Tranche A-2. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the securitization bonds is received in later years, the securitization bonds may have a longer weighted average life.

Weighted Average Life Sensitivity

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on each tranche of the securitization bonds, the aggregate amount of each interest payment on each tranche of the securitization bonds and the actual final payment date of each tranche of the securitization bonds will depend on the timing of the servicer’s receipt of securitization charges from SIGECO’s electric customers. Changes in the expected weighted average lives of the tranches of the securitization bonds in relation to variances in actual electricity consumption levels from forecast levels are shown below. Severe stress cases on electricity consumption result in very minor changes, if any, in the weighted average lives of each tranche.

The securitization bonds may be retired later than expected. Except in the event of an acceleration of the expected amortization schedule of the securitization bonds after an event of default, the securitization bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule even if the receipt of securitization charges collections is accelerated. Instead, receipts in excess of the amounts necessary to amortize the securitization bonds in accordance with the expected amortization schedule, to pay interest, ongoing transaction costs and any other related fees and expenses, and to fund deficiencies in the capital subaccount of the collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment. Acceleration of the securitization bonds after an event of default in accordance with the terms thereof may result in payment of principal earlier than the scheduled final payment date. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the securitization bonds is received in later years, the securitization bonds may have a longer weighted average life.

		-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
	Expected Weighted Average Life	Weighted Average Life		Weighted Average Life
Tranche	(Years)	(Years)	Change (Days)	(Years)	Change (Days)
A-1
A-2

There can be no assurance that the weighted average lives of the various tranches of the securitization bonds will be as shown in the above table.

For the purposes of preparing the chart above, the following assumptions, among others, have been made: (i) the forecast error is constant over the life of the securitization bonds and is equal to an overestimate of electric customer counts of 5% (                     standard deviations from the mean) or 15% (                     standard deviations from the mean) as stated in the chart above, (ii) the servicer makes timely and accurate filings to true-up the securitization charges annually, (iii) electric customers remit all securitization charges 30 days after such charges are billed, (iv) the securitization bonds are issued on                     , 2023, (v) there is no acceleration of the final maturity date of the securitization bonds, and (vi) operating expenses are equal to projections. There can be no assurance that the weighted average lives of the securitization bonds will be as shown above.

ESTIMATED ANNUAL FEES AND EXPENSES

Estimated initial annual fees and expenses payable from the securitization charges are shown below. For the priorities in application of funds under the indenture and the series supplement, please refer to “The Security for the Securitization Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.

As set forth in the table below, we are obligated to pay fees to the trustee, SIGECO, as servicer, SIGECO, as administrator and our independent manager. We are also obligated to pay SIGECO an annual return on its invested capital. The following table illustrates these arrangements:

Recipient	Source of payment	Estimated fees and expenses payable
Trustee	Securitization charges and investment earnings	$5,000 per annum, plus certain additional expenses and indemnities, if applicable

Servicer	Securitization charges and investment earnings	$170,725 per annum (so long as SIGECO is servicer), payable in installments of $85,362.50 on each payment date (which shall be prorated for the first payment date), plus reimbursable expenses

Administrator	Securitization charges and investment earnings	$75,000 per annum payable in installments of $37,500 on each payment date (which shall be prorated for the first payment date), plus reimbursable expenses

Independent manager	Securitization charges and investment earnings	$3,500 per annum

SIGECO return on invested capital	Securitization charges and investment earnings	$ per annum

Pursuant to the financing order, SIGECO’s return on the invested capital (SIGECO’s capital contribution which has been deposited into the capital subaccount) is equal to the interest rate on the longest maturing tranche of the securitization bonds, with any contribution in excess of the 0.5% initial capital contribution earning a return equal to SIGECO’s cost of capital, which as of the date of this prospectus is 9.38%.

If SIGECO or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the trustee, provided, that the fee will not, unless the Indiana commission consents, exceed 0.60% of the initial principal amount of the securitization bonds on an annualized basis.

The securitization charges will also be used by the trustee for the payment of our other financing costs and expenses relating to the securitization bonds, such as accounting and audit fees, rating agency fees and legal fees.

THE SALE AGREEMENT

The following summary describes particular material terms and provisions of the sale agreement pursuant to which we will purchase the securitization property from SIGECO. We have filed the form of the sale agreement with the SEC as an exhibit to the registration statement of which this prospectus forms a part, and we urge you to read such document in its entirety.

SIGECO’s Sale and Assignment of the Securitization Property

In connection with the issuance of the securitization bonds, SIGECO, as the seller, will offer and sell the securitization property to us pursuant to the terms and conditions of the sale agreement. The sale of the securitization property to us by SIGECO will be financed through the corresponding issuance of the securitization bonds. Pursuant to the sale agreement, SIGECO will sell, transfer, assign, set over and otherwise convey to us concurrently with the issuance and sale of the securitization bonds to the underwriters, without recourse, except as expressly provided therein, its rights and interests in and to the financing order. The securitization property will represent all rights and interests of SIGECO under the financing order that are sold and transferred to us pursuant to the sale agreement and the related bill of sale, including the right to impose, collect and receive the securitization charges authorized in the financing order with respect to the securitization bonds, to obtain periodic adjustments to such charges as provided in the financing order and all revenues, collections, claims, rights to payments, payments, money or proceeds arising from the foregoing rights and interests. The securitization property does not include the rights of SIGECO to earn and receive a rate of return on its invested capital in us, to receive administration and servicer fees or to use SIGECO’s proceeds from the sale of the securitization property to us. We will apply the net proceeds that we receive from the sale of the securitization bonds to the purchase of the securitization property.

As provided by the Securitization Act, our purchase of the securitization property from SIGECO will be pursuant to the sale agreement, which will expressly provide that such transfer is a sale, will be a true sale, and is not a secured transaction, and all title to the securitization property, both legal and equitable, will pass to us. Under the Securitization Act, such sale will constitute a true sale under state law whether or not:

•	we have any recourse against SIGECO,

•	SIGECO retains any equity interest in the securitization property under state law,

•	SIGECO acts as a collector of the securitization charges, or

•	SIGECO treats the transfer as a financing for tax, financial reporting or other purposes.

The Securitization Act provides that a valid and enforceable security interest in securitization property will be created only after the issuance of a financing order and the execution and delivery of a security agreement in connection with the issuance of the securitization bonds. The security interest attaches automatically from the time value is received for the securitization bonds.

Upon the issuance of a financing order, the execution and delivery of the related sale agreement and bill of sale and the filing of a financing statement under the Securitization Act, our purchase of the securitization property from SIGECO will be perfected as against all third parties, including subsequent judicial or other lien creditors.

The records and computer systems of SIGECO will reflect the sale and assignment of SIGECO’s rights and interests under the financing order to us. However, we expect that the securitization bonds will be reflected as debt on SIGECO’s financial statements. In addition, we anticipate that the securitization bonds will be treated as debt of SIGECO for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences.”

Conditions to the Sale of the Securitization Property

SIGECO’s obligation to sell, and our obligation to purchase, the securitization property on the issuance date, are both subject to and conditioned upon the satisfaction or waiver of each of the following conditions:

•	on or prior to the issuance date, SIGECO must deliver to us a duly executed bill of sale identifying the securitization property to be conveyed on that date;

•

as of the issuance date, the representations and warranties of SIGECO in the sale agreement must be true and correct in all material respects and no material breach by SIGECO of its covenants in the sale agreement shall exist, and no default by the servicer shall have occurred and be continuing under the servicing agreement, as certified by SIGECO;

•

as of the issuance date, we must have sufficient funds available to pay the purchase price for the securitization property to be conveyed, all conditions to the issuance of the securitization bonds to purchase the securitization property set forth in the indenture must have been satisfied or waived, and SIGECO is not insolvent and will not have been made insolvent by the sale of the securitization property and SIGECO is not aware of any pending insolvency with respect to itself;

•

on or prior to the issuance date, SIGECO must have taken all action required under the Securitization Act, the financing order and other applicable law for us to have ownership of the securitization property, free and clear of all liens other than liens created by us pursuant to the indenture; and we or the servicer, on our behalf, must have taken any action required for us to grant the trustee a first priority perfected security interest in the collateral securing the securitization bonds and maintain such security interest as of the issuance date (including all actions required under the Securitization Act, the financing order and the Indiana UCC and each other applicable jurisdiction);

•	SIGECO must deliver to each rating agency and to us any opinion of counsel requested by the ratings agencies;

•	SIGECO must deliver to the trustee and to us an officer’s certificate confirming the satisfaction of each of these conditions as relevant; and

•	SIGECO shall have received the purchase price in funds immediately available on the issuance date.

SIGECO’s Representations and Warranties

In the sale agreement, SIGECO will make representations and warranties to us, as of the issuance date, to the effect, among other things, that:

1.

subject to clause 9 below (assumptions used in calculating the securitization charges as of the applicable issuance date), all written information, as amended or supplemented from time to time, provided by SIGECO to us with respect to the securitization property (including the financing order and the issuance advice letter) is correct in all material respects and does not omit any material facts required to be included therein and all historical data for the purpose of calculating the initial securitization charges in the issuance advice letter and the assumptions used for such calculations are reasonable and such calculations were made in good faith;

2.

it is the intention of the parties to the sale agreement that, other than for specified tax purposes, the sale, transfer, assignment, setting over and conveyance of the securitization property contemplated by the sale agreement constitutes a sale or other absolute transfer of all right, title and interest of SIGECO in and to the securitization property transferred to us; upon execution and delivery of the sale agreement and the related bill of sale and payment of the purchase price, SIGECO will have no right, title or interest in, to or under the securitization property; and that the securitization property would not be a part of the estate of SIGECO, as debtor, in the event of the filing of a bankruptcy petition by or against SIGECO under any bankruptcy law; no portion of the securitization property has been sold, transferred, assigned, pledged or otherwise conveyed by SIGECO to any person other than us, and, to

SIGECO’s knowledge, no security arrangement, financing statement or equivalent security or lien instrument listing SIGECO, as debtor, and all or a portion of the securitization property, as collateral, is on file or of record in Indiana, except such as may have been filed or recorded in favor of us or the trustee in connection with the basic documents;

3.	a.	SIGECO is the sole owner of the rights and interests under the financing order being sold to us on the issuance date,

b.

on the issuance date, immediately upon the sale under the sale agreement, the securitization property will have been validly sold, assigned, transferred set over and conveyed to us free and clear of all liens (except for any lien created by us under the basic documents in favor of the securitization bondholders and in accordance with the Securitization Act), and

c.

all actions or filings necessary in any jurisdiction to give us a perfected ownership interest (subject to any lien created by us under the basic documents in favor of the securitization bondholders and in accordance with the Securitization Act) in the securitization property and to grant to the trustee a first priority perfected security interest in the securitization property, free and clear of all liens of SIGECO or anyone else (except for any lien created by us under the basic documents in favor of the securitization bondholders and in accordance with the Securitization Act) have been taken or made;

4.

the financing order has been issued by the Indiana commission in accordance with the Securitization Act, the financing order and the process by which it was issued comply with all applicable laws, rules and regulations of the State of Indiana and the federal laws of the United States, and the financing order is final, non-appealable and in full force and effect;

5.

as of the date of issuance of the securitization bonds, the securitization bonds will be entitled to the protections provided by the Securitization Act and the financing order, the issuance advice letter and the securitization charges authorized therein will have become irrevocable and not subject to reduction, impairment or adjustment by further action of the Indiana commission, except for changes made pursuant to the adjustment mechanism authorized under the Securitization Act, and the issuance advice letter and the securitization tariffs have been filed in accordance with the financing order. The initial securitization charges and the final terms of the securitization bonds set forth in the issuance advice letter have become effective. No other approval, authorization, consent, order or other action of, or filing with any governmental authority is required in connection with the creation of the securitization property, except those that have been obtained or made;

6.	a.

under the Securitization Act, the State of Indiana has pledged that it will not (i) take or permit any action that would impair the value of securitization property or (ii) except for changes made pursuant to the adjustment mechanism authorized under the Securitization Act, reduce, alter or impair securitization charges to be imposed, collected, and remitted to financing parties under the Securitization Act, in each case until the principal, interest and premium and other charges incurred, or contracts to be performed, in connection with the related securitization bonds have been paid or performed in full,

b.

under the laws of the State of Indiana and the federal laws of the United States, a reviewing court of competent jurisdiction would hold that (x) the State of Indiana could not constitutionally take any action of a legislative character, including the repeal or amendment of the Securitization Act, which would substantially alter or impair the securitization property or other rights vested in the securitization bondholders pursuant to the financing order, or substantially alter, impair or reduce the value or amount of the securitization property, unless that action is a reasonable and necessary exercise of the State of Indiana’s sovereign powers based on reasonable conditions and of a character reasonable and appropriate to the emergency or other significant and legitimate public purpose justifying that action, and, (y) under the takings clauses of the State of Indiana and United States Constitutions, if the court concludes that the securitization property is protected by the takings clauses, the State of Indiana could not repeal or amend the Securitization Act or take any other action in contravention of its pledge referred to in subsection (a) above without paying just compensation to the securitization bondholders, as determined by a court of competent jurisdiction, if doing so would constitute a permanent appropriation of a substantial property interest of the securitization bondholders in the securitization property and deprive the securitization bondholders of their reasonable expectations arising from their investments in the securitization bonds; however, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal and of interest on the securitization bonds, and

c.

under the laws of the State of Indiana and the United States Constitution, an Indiana state court reviewing an appeal of Indiana commission action of a legislative character would conclude that the Indiana commission pledge (i) creates a binding contractual obligation of the State of Indiana for purposes of the Contract Clause of the United States and Indiana Constitutions, and (ii) provides a basis upon which the securitization bondholders could challenge successfully any action of the Indiana commission of a legislative character, including the rescission or amendment of the financing order, that such court determines violates the Indiana commission pledge in a manner that substantially reduces, alters or impairs the value of the securitization property or the securitization charges, prior to the time that the securitization bonds are paid in full and discharged, unless there is a judicial finding that the Indiana commission action clearly is exercised for a public end and is reasonably necessary to the accomplishment of that public end so as not to be arbitrary, capricious or an abuse of authority. There is no assurance, however, that even if a court were to award just compensation it would be sufficient to pay the full amount of principal and interest on the securitization bonds;

7.

there is no order by any court providing for the revocation, alteration, limitation or other impairment of the Securitization Act, the financing order or issuance advice letter, the securitization property or the securitization charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the financing order;

8.

under the laws of the State of Indiana and the federal laws of the United States in effect on the issuance date, no other approval, authorization, consent, order or other action of, or filing with any court, federal or state regulatory body, administrative agency or governmental instrumentality is required in connection with the creation or transfer of SIGECO’s rights and interests related to the securitization bonds under the financing order and our purchase of the securitization property from SIGECO, except those that have been obtained or made;

9.

based on information available to SIGECO on the issuance date, the assumptions used in calculating the securitization charges in the issuance advice letter are reasonable and made in good faith; however, notwithstanding the foregoing, SIGECO makes no representation or warranty, express or implied, that billed securitization charges will be actually collected from electric customers, or that amounts actually collected arising from the securitization charges will in fact be sufficient to meet the payment obligations on the securitization bonds or that the assumptions used in calculating such securitization charges will in fact be realized;

10.	a.

the transfer of SIGECO’s rights and interests related to the securitization bonds under the financing order and our purchase of the securitization property from SIGECO pursuant to the sale agreement, the securitization property will constitute a present property right for purposes of contracts concerning the sale or pledge of property, vested in us,

b.

the issuance advice letter and the securitization tariffs, the transfer of SIGECO’s rights and interests under the financing order and our purchase of the securitization property from SIGECO pursuant to the sale agreement, the securitization property will include:

(1)

the right to impose, collect and receive the securitization charges, including the right to receive securitization charges in amounts and at all times projected to be sufficient to pay scheduled principal and interest on the securitization bonds,

(2)

all rights and interest of SIGECO under the financing order, except the rights of SIGECO to earn and receive a rate of return on its invested capital in us, to receive administration and servicer fees, or to use its remaining portion of the purchase price proceeds from the sale of the securitization property to us,

(3)	the rights to file for periodic adjustments of the securitization charges as provided in the financing order, and

(4)	all revenues, collections, claims, rights to payments, payments, money, or proceeds arising from the rights and interests resulting from the securitization charges;

c.

upon the effectiveness of the issuance advice letter and the securitization tariffs, the transfer of SIGECO’s rights and interests under the financing order and our purchase of the securitization property from SIGECO on the issuance date pursuant to the sale agreement, the securitization property will not be subject to any lien created by a previous indenture;

11.

SIGECO is a corporation duly organized and validly existing under the laws of the State of Indiana, with corporate power and authority to own its properties and conduct its business as currently owned or conducted;

12.

SIGECO has the corporate power and authority to obtain the financing order and to execute and deliver the sale agreement and to carry out its terms, to own the securitization property under the financing order related to the securitization bonds, and to sell and assign the securitization property under the financing order to us, and the execution, delivery and performance of the sale agreement have been duly authorized by SIGECO by all necessary corporate action;

13.

the sale agreement constitutes a legal, valid and binding obligation of SIGECO, enforceable against SIGECO in accordance with its terms, subject to customary exceptions relating to bankruptcy, creditors’ rights and equitable principles;

14.

the consummation of the transactions contemplated by the sale agreement and the fulfillment of the terms thereof do not (a) conflict with or result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the organizational documents of SIGECO, or any indenture, mortgage, credit agreement or other agreement or instrument to which SIGECO is a party or by which it or its properties is bound; (b) result in the creation or imposition of any lien upon any of SIGECO’s properties pursuant to the terms of any such indenture or agreement or other instrument (except for any lien created by us under the basic documents in favor of the securitization bondholders and in accordance with the Securitization Act) or (c) violate any existing law or any existing order, rule or regulation applicable to SIGECO of any court or of any federal or state regulatory body, administrative agency or governmental instrumentality having jurisdiction over SIGECO or its properties;

15.

except for continuation filings under the UCC as enacted in Delaware and each other applicable jurisdiction, no approval, authorization, consent, order or other action of, or filing with, any court, federal or state regulatory body, administrative agency or governmental instrumentality is required under any applicable law, rule or regulation in connection with the execution and delivery by SIGECO of the sale agreement, the performance by SIGECO of the transactions contemplated by the sale agreement or the fulfillment by SIGECO of the terms of the sale agreement, except those that have previously been obtained or made and those that SIGECO, in its capacity as servicer under the servicing agreement, is required to make in the future pursuant to the servicing agreement;

16.

except as disclosed in this prospectus, there are no proceedings pending, and to SIGECO’s knowledge, (a) there are no proceedings threatened and (b) there are no investigations pending or threatened before any court, federal or state regulatory body, administrative agency or governmental instrumentality having jurisdiction over SIGECO or its properties involving or related to SIGECO or us or, to SIGECO’s knowledge, to any other person:

a.	asserting the invalidity of the sale agreement, any of the other basic documents, the securitization bonds, the Securitization Act or the financing order,

b.	seeking to prevent the issuance of the securitization bonds or the consummation of the transactions contemplated by the sale agreement or any of the other basic documents,

c.

seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by SIGECO of its obligations under, or the validity or enforceability of, the sale agreement or any of the other basic documents or the securitization bonds, or

d.	challenging SIGECO’s treatment of the securitization bonds as debt of SIGECO for federal or state income, gross receipts or franchise tax purposes;

17.	after giving effect to the sale of the securitization property under the sale agreement, SIGECO:

a.	is solvent and expects to remain solvent,

b.	is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes,

c.	is not engaged and does not expect to engage in a business for which its remaining property represents an unreasonably small portion of its capital,

d.	reasonably believes that it will be able to pay its debts as they become due, and

e.	is able to pay its debts as they become due and does not intend to incur, or believes that it will incur, indebtedness that it will not be able to repay at its maturity;

18.

SIGECO is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business requires such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on SIGECO’s business, operations, assets, revenues or properties);

19.

Apart from voting on whether to adopt amendments to the Constitution of the State of Indiana that have been proposed by the Indiana General Assembly, the citizens of the State of Indiana currently do not have the constitutional right to adopt or revise state laws by initiative or referendum; and

20.	SIGECO is not aware of any judgment or tax lien filings against us or SIGECO that would result in a lien on the securitization property.

The representations and warranties made by SIGECO survive the sale of the securitization property to us and the pledge thereof on the issuance date to the trustee. Any change in the law occurring after the issuance date that renders any of the representations and warranties untrue does not constitute a breach under the sale agreement.

SIGECO makes no representation or warranty, express or implied, as to the solvency of any electric customer on any issuance date or as to the future solvency of any electric customer.

SIGECO’s Covenants

In the sale agreement, SIGECO will make the following covenants:

1.

subject to its rights to assign its rights and obligations under the sale agreement, so long as any of the securitization bonds are outstanding, SIGECO will (i) keep in full force and effect its existence under the laws of the state of its organization, and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or will be necessary to protect the validity and enforceability of the sale agreement and each other instrument or agreement to which SIGECO is a party necessary to the proper administration of the sale agreement and the transactions contemplated by the sale agreement and (ii) continue to operate its system to provide electric transmission and distribution delivery service to its electric customers;

2.

except for the conveyances under the sale agreement or any lien under the basic documents pursuant to Ind. Code §8-1-40.5-15 for the benefit of the trustee and the securitization bondholders, SIGECO may not sell, pledge, assign or transfer to any other person, or grant, create, incur, assume or suffer to exist any lien on, any of the securitization property, whether then existing or thereafter created, or any interest therein. SIGECO may not at any time assert any lien against or with respect to the securitization property, and SIGECO shall defend the right, title and interest of us and of the trustee, as our assignee, in, to and under the securitization property against all claims of third parties claiming through or under SIGECO;

3.

in the event that SIGECO receives collections in respect of the securitization charges or the proceeds thereof other than in its capacity as the servicer, SIGECO agrees to pay to the servicer, on our behalf, all payments received by it in respect thereof as soon as practicable after receipt thereof; prior to such remittance to SIGECO by us, we agree that such amounts are held by it in trust for us and the trustee. If SIGECO becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables, SIGECO and the other parties to such arrangement shall enter into an intercreditor agreement in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude the securitization charges from any receivables or other assets pledged or sold under such arrangement;

4.

SIGECO will notify us and the trustee promptly after becoming aware of any lien on any of the securitization property, other than the conveyances under the sale agreement, any lien created in favor of the securitization bondholders or any lien created by us under the indenture;

5.

SIGECO agrees to comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any court or federal or state regulatory body, administrative agency or governmental instrumentality applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the trustee’s interests in the securitization property or under the basic documents or SIGECO’s performance of its obligations under the sale agreement or under any of the other basic documents;

6.	so long as any of the securitization bonds are outstanding, SIGECO:

a.	will treat the securitization bonds as our debt and not debt of SIGECO, except for financial reporting or tax purposes;

b.

will disclose in its financial statements that we are, and it is not, the owner of the securitization property and that our assets are not available to pay creditors of SIGECO or its affiliates (other than us);

c.

unless, and to the extent, required by applicable law or by any court or federal or state regulatory body, administrative agency or governmental instrumentality, will disclose the effects of all transactions between us and SIGECO in accordance with generally accepted accounting principles; and

d.	will not own or purchase any of the securitization bonds;

7.	so long as any of the securitization bonds are outstanding:

a.

in all proceedings relating directly or indirectly to the securitization property, SIGECO will affirmatively certify and confirm that it has sold all of its rights and interests in and to the securitization property to us (other than for financial reporting or tax purposes), and will not make any statement or reference in respect of the securitization property that is inconsistent with our ownership (other than for financial reporting or tax purposes);

b.

SIGECO will not take any action in respect of the securitization property except solely in its capacity as servicer thereof pursuant to the servicing agreement or as contemplated by the basic documents;

c.

neither we nor SIGECO will take any action, file any tax return, or make any election inconsistent with the treatment of us, for purposes of federal taxes and, to the extent consistent with applicable state, local and other tax law, for purposes of state, local and other taxes, as a disregarded entity that is not separate from SIGECO (or, if relevant, from another sole owner of us);

d.

if SIGECO enters into a sale agreement selling to any other affiliate property consisting of non-bypassable charges payable by SIGECO’s electric customers comparable to those sold by SIGECO pursuant to the sale agreement, the rating agency condition will be satisfied with respect to the securitization bonds prior to or coincident with such sale and SIGECO shall enter into an intercreditor agreement with us, the indenture trustee, the issuing entity of such additional bonds and the trustee for such additional bonds; and

e.

neither SIGECO nor a subsidiary of SIGECO will issue bonds similar to the securitization bonds or other bonds supported by non-bypassable charges payable by SIGECO’s electric customers comparable to those sold by SIGECO pursuant to the sale agreement without the rating agency condition being satisfied with respect to the securitization bonds prior to or coincident with such issuance;

8.

SIGECO agrees that, upon the sale by SIGECO of all of its rights and interests related to the securitization property to us pursuant to the sale agreement to the fullest extent permitted by law, including applicable Indiana commission regulations and the Securitization Act, we shall have all of the rights originally held by SIGECO with respect to the securitization property, including the right (subject to the terms of the servicing agreement) to exercise any and all rights and remedies to collect any amounts payable by any electric customer in respect of the transferred securitization property, notwithstanding any objection or direction to the contrary by SIGECO (and SIGECO agrees not to make any such objection or to take any such contrary action) and any payment to the servicer by any person responsible for remitting securitization charges to the servicer under the terms of the financing order or the Securitization Act or the securitization tariffs shall discharge such person’s obligations in respect of the securitization property to the extent of such payment, notwithstanding any objection or direction to the contrary by SIGECO;

9.

SIGECO will execute and file such filings, and cause to be executed and filed such filings in such manner and in such places as may be required by law fully to preserve, maintain and protect our and the trustee’s interests in the securitization property, including all filings required under the Securitization Act and the UCC as enacted in Delaware and each other applicable jurisdiction, relating to the transfer of the ownership of the rights and interests under the financing order by SIGECO to us and the pledge of the securitization property by us to the trustee. SIGECO will deliver (or cause to be delivered) to us and the trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing;

10.

SIGECO will institute any action or proceeding reasonably necessary to compel performance by the Indiana commission or the State of Indiana of any of their obligations or duties under the Securitization

Act, the financing order or the issuance advice letter relating to the transfer of the rights and interests under the financing order by SIGECO to us, and shall notify the trustee of the institution of any such action. SIGECO agrees to take such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case as may be reasonably necessary:

a.

to protect us and the securitization bondholders from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation described above under the caption “—SIGECO’s Representations and Warranties”; or

b.

so long as SIGECO is also the servicer, to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Act, the financing order, the issuance advice letter or the rights of holders of securitization bonds by legislative enactment (including any action of the Indiana commission of a legislative character) or constitutional amendment that would be materially adverse to us, the trustee or the securitization bondholders.

The costs of any such actions or proceedings would be reimbursed by us to SIGECO from amounts on deposit in the collection account as an operating expense in accordance with the terms of the indenture. SIGECO’s obligations pursuant to this covenant survive and continue notwithstanding that the payment of operating expenses pursuant to the indenture may be delayed;

11.

so long as any of the securitization bonds are outstanding, SIGECO will pay all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, businesses, income or property before any penalty accrues thereon if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the securitization property; provided that no such tax need be paid if SIGECO or any of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if SIGECO or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles;

12.	SIGECO will comply with all filing requirements imposed upon it in its capacity as seller of the securitization property under the financing order, including making any post-closing filings;

13.

even if the sale agreement or the indenture providing for the securitization bonds is terminated, SIGECO will not, prior to the date that is one year and one day after the termination of the indenture, petition or otherwise invoke or cause us to invoke the process of any court or federal or state regulatory body, administrative agency or governmental instrumentality for the purpose of commencing or sustaining an involuntary case against us under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of ours, or any substantial part of the property of ours or ordering the winding up or liquidation of our affairs;

14.	SIGECO agrees not to withdraw the filing of the issuance advice letter with the Indiana commission;

15.	SIGECO agrees to make all reasonable efforts to the securitization tariffs in full force and effect at all times;

16.

promptly after obtaining knowledge thereof, in the event of a breach in any material respect (without regard to any materiality qualifier contained in such representation, warranty or covenant) of any of SIGECO’s representations, warranties or covenants contained in the sale agreement, SIGECO shall promptly notify us, the trustee and the rating agencies of such breach. For the avoidance of doubt, any breach which would adversely affect scheduled payments on the securitization bonds will be deemed to be a material breach;

17.	SIGECO shall use the proceeds of the sale of the securitization property in accordance with the financing order; and

18.

upon the reasonable request of us, SIGECO shall execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out more effectually the provisions and purposes of the sale agreement.

SIGECO’s Obligation to Indemnify Us and the Trustee and to Take Legal Action

Under the sale agreement, SIGECO is obligated to indemnify us and the trustee, for itself and on behalf of the securitization bondholders and related parties specified therein, against:

1.

any and all taxes, other than any taxes imposed on the securitization bondholders solely as a result of their ownership of the securitization bonds, that may at any time be imposed on or asserted against any of those persons under existing law as of the issuance date as a result of the sale and assignment of SIGECO’s rights and interests under the financing order by SIGECO to us, the acquisition or holding of the securitization property by us or the issuance and sale by us of the securitization bonds, including any sales, gross receipts, tangible personal property, privilege, franchise or license taxes, but excluding any taxes imposed as a result of a failure of that person to properly withhold or remit taxes imposed with respect to payments on any securitization bond, in the event and to the extent such taxes are not recoverable as financing costs, it being understood that the securitization bondholders will be entitled to enforce their rights against SIGECO solely through a cause of action brought for their benefit by the trustee in accordance with the terms of the indenture; and

2.

any and all liabilities, obligations, claims, actions, suits or payments of any kind whatsoever that may be imposed on or asserted against any such person, which may include, without limitation, an amount equal to principal and interest on the securitization bonds as a measure of SIGECO’s indemnification obligations, together with any reasonable costs and expenses incurred by that person, in each case as a result of SIGECO’s breach of any of its representations, warranties or covenants contained in the sale agreement.

However, SIGECO is not required to indemnify the trustee or related parties against any liability, obligation, claim, action, suit or payment incurred by them through their own willful misconduct, negligence or bad faith. SIGECO is not required to indemnify a party for any amount paid or payable by such party in the settlement of any action, proceeding or investigation without the prior written consent of SIGECO, which consent shall not be unreasonably withheld.

These indemnification obligations will rank equally in right of payment with other general unsecured obligations of SIGECO. The indemnities described above will survive the resignation or removal of the trustee and the termination of the sale agreement and include reasonable fees and expenses of investigation and litigation (including reasonable attorneys’ fees and expenses). The representations and warranties described above under the caption “—SIGECO’s Representations and Warranties” are made under existing law as in effect as of the date of issuance of the securitization bonds. SIGECO will not indemnify any party for any changes of law after the issuance of the securitization bonds or for any liability resulting solely from a downgrade in the ratings on the securitization bonds.

SIGECO’s Limited Obligation to Undertake Legal Action. As described in clause 10 above under “—SIGECO’s Covenants,” the sale agreement will require SIGECO to institute any action or proceeding reasonably necessary to compel performance by the Indiana commission or the State of Indiana of any of their obligations or duties under the Securitization Act, the financing order or the issuance advice letter with respect to the securitization property. Except for the foregoing and subject to SIGECO’s further covenant to fully preserve, maintain and protect our interests in the securitization property, SIGECO will not be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its obligations under the sale agreement and that in its opinion may involve it in any expense or liability.

Successors to SIGECO

The sale agreement will provide that any person which succeeds by merger, conversion, consolidation, sale or other similar transaction to all or substantially all of the electric transmission and distribution business of SIGECO (or, if the transmission and distribution business is split, any person which the Indiana commission designates in connection with an order relating to such split) will be the successor to SIGECO with respect to SIGECO’s ongoing obligations under the sale agreement without the execution or filing of any document or any further act by any of the parties to the sale agreement. The sale agreement will further require that:

•

immediately after giving effect to any transaction referred to in this paragraph, no representation, warranty or covenant made in the sale agreement will have been breached in any material respect, and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing,

•	the rating agencies specified in the sale agreement will have received prior written notice of the transaction, and

•	officer’s certificates and opinions of counsel specified in the sale agreement will have been delivered to us and the trustee.

Amendment

The sale agreement may be amended in writing by the parties thereto, if notice of the amendment is provided by us to each rating agency and the rating agency condition has been satisfied, with the consent of the trustee and, the amendment has been filed with the Indiana commission. Promptly after the execution of any such amendment, we will furnish written notification of the substance of such amendment to each of the rating agencies. In the event that the Indiana commission thereafter finds the amendment is not in the public interest, the terms of the sale agreement prior to such amendment will be reinstated from the date of such finding by the Indiana commission; however, in such case, any action (or omission to act) taken pursuant to such amendment prior to the time of such finding by the Indiana commission shall be deemed not to have breached or violated the sale agreement.

THE SERVICING AGREEMENT

The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer will undertake to service the securitization property. We have filed the form of the servicing agreement with the SEC as an exhibit to the registration statement of which this prospectus forms a part, and we urge you to read such document in its entirety.

Servicing Procedures

General. The servicer, as our agent to the extent provided in the servicing agreement, will manage, service, and administer in respect of the securitization property. The servicer’s duties will include:

•

calculating electricity consumption, billing the securitization charges, collecting the securitization charges from electric customers and remitting all collections in respect of the securitization property,

•	responding to inquiries by electric customers, the Indiana commission or any other governmental authority with respect to the securitization property or the securitization charges,

•	investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to us) processing and depositing collections and making periodic remittances,

•	furnishing periodic and current reports to us, the trustee, the Indiana commission and the rating agencies,

•

making all filings with the Indiana commission and taking all other actions as may be necessary to perfect and maintain the perfection and the trustee’s first priority lien on the securitization property and other portions of the trust estate,

•	selling, as our agent, defaulted or written off accounts in accordance with the servicer’s usual and customary practices,

•	taking all necessary action in connection with true-up adjustments to the securitization charges as described below, and

•	performing such other duties as may be specified under the financing order to be performed by it.

Please read “SIGECO’s Financing Order” in this prospectus. The servicer is required to notify us, the trustee and the rating agencies in writing when it becomes aware of any laws, orders, directions or Indiana commission regulations, orders or directions promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.

In the servicing agreement, the servicer will agree, among other things, that, in servicing the securitization property, except where the failure to comply with any of the following would not materially and adversely affect our or the trustee’s respective interests in the securitization property:

•

it will manage, service, administer, bill, charge, collect, receive and remit collections in respect of the securitization property with reasonable care and in material compliance with applicable requirements of law, including all applicable Indiana commission regulations and guidelines, using the same degree of care and diligence that the servicer exercises with respect to similar assets for its own account and, if applicable, for others,

•	it will follow standards, policies and procedures in performing its duties as servicer that are customary in the electric transmission and distribution industry,

•	it will calculate the securitization charges in compliance with the Securitization Act, the financing order and any applicable tariffs,

•

it will use all reasonable efforts consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the securitization property and to impose, collect and receive the securitization charges,

•	comply with all requirements of law, including all applicable Indiana commission regulations and guidelines, applicable to and binding on it relating to the securitization property,

•	file all reports with the Indiana commission required by the financing order,

•	petition the Indiana commission for adjustments to the securitization charges that the servicer determines to be necessary in accordance with the financing order,

•	file and maintain the effectiveness of UCC financing statements filed with the Secretary of State of the State of Indiana with respect to the property transferred under the sale agreement, and

•	take such other action on behalf of us to ensure that the lien of the trustee on the trust estate remains perfected and of first priority.

The duties of the servicer set forth in the servicing agreement are qualified by any Indiana commission regulations or orders in effect at the time those duties are to be performed.

Servicer Obligation to Undertake Legal Action. The servicer is required, subject to applicable law, to negotiate for the retention of legal counsel and such other experts as may be needed to institute and maintain any action or proceeding on our behalf or in our name, reasonably necessary to compel performance by the Indiana commission or the State of Indiana of any of their obligations or duties under the Securitization Act and the financing order, and the servicer agrees to assist us and our legal counsel in taking such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Act or the financing order, or the rights of holders of securitization property by legislative enactment, constitutional amendment or other means that would be adverse to bondholders.

Remittances to the Trustee. The servicer will initially remit securitization charges to the trustee each servicer business day, but in no event later than two servicer business days following such date, based on estimated daily securitization charge collections using an average balance of days outstanding on customer bills and prior year write-off experience as provided in the servicing agreement. The servicer has the ability under the servicing agreement, by providing prior written notice to us, the trustee and the rating agencies, to switch from remitting securitization charges based on estimated daily securitization charges to remitting actual collected securitization charges. If and when the servicer switches to remitting actual collected securitization charges instead of estimated securitization charge collections, the securitization charges will be remitted by the servicer to the trustee as soon as reasonably practicable to the general subaccount of the collection account, but in no event later than two servicer business days following such collection date.

Securitization Charge Adjustment Process

Annual True-Up Adjustments and Filings. Among other things, the servicing agreement will require the servicer to file true-up adjustment requests at least annually to (i) adjust for any over-collection or under-collection of securitization charges and (ii) to ensure the timely and complete payment of the securitization bonds and other required amounts and charges in connection with the securitization bonds. For more information on the true-up mechanism, please read “SIGECO’s Financing Order—True-Ups.” These adjustment requests are to be based on actual collected securitization charges and updated assumptions by the servicer as to projected electricity consumption during the next two payment periods for each securitization rate class, expected delinquencies and write-offs and future payments and expenses relating to the securitization property and the securitization bonds. The servicer agrees to calculate these adjustments to:

•	adjust for any over-collection or under-collection of securitization charges during the preceding twelve months; and

•

ensure the timely and complete payment of the securitization bonds and other required amounts and charges in connection with the securitization bonds during the subsequent 12-month period (or, in the case of certain quarterly true-up adjustments, the period ending on the next securitization bond payment date), consistent with the methodology described in the financing order.

The servicer will agree to file adjustment requests on each calculation date for us as specified in the servicing agreement. In accordance with the financing order, the Indiana commission has 45 days from the servicer’s filing to approve the adjustments. Any adjustments to the securitization charges will be made in future true-up adjustment filings.

Interim True-Ups. In addition to the annual true-up, at least monthly, the servicer will review, and update as appropriate, the data and assumptions underlying the calculation of the securitization charges, and periodic true-ups will be made by the servicer as necessary to ensure that the amount collected from the securitization charges is sufficient to pay principal and interest on the securitization bonds and ensure timely and complete payment of other required amounts and charges in connection with the securitization bonds. In accordance with the financing order and the Securitization Act, the Indiana commission has 45 days from the servicer’s filing to approve the adjustments. There will also be true-up adjustments at least quarterly for any securitization bonds remaining outstanding during the year immediately preceding the scheduled final payment date for the longest maturing tranche of the securitization bonds.

Remittances to Collection Account

Initially, the servicer will remit estimated collection payments on the securitization charges to the trustee for deposit in the collection account each servicer business day (as defined in the servicing agreement), but in no event later than two servicer business days following such date. For a description of the allocation of the deposits, please read “Description of the Securitization Bonds—How Funds in the Collection Account will be Allocated.” Until securitization charge collections are remitted to the collection account, the servicer will not be required to segregate them from its general funds. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” in this prospectus.

Initially, the servicer will remit to the trustee securitization charge collections based on its estimated daily collections using the prior year write-off experience and the average balance of days outstanding of bills. Prior to, or concurrently with each such remittance to the general subaccount of the collection account, the servicer shall provide written notice to the trustee and, upon request, to us of such remittance.

No less often than annually, the servicer will reconcile remittances of estimated payments arising from securitization charges with actual securitization charge payments received by the servicer to more accurately reflect the amount of billed securitization charges that should have been remitted, based on the amounts actually received.

The servicer has the ability under the servicing agreement, by providing prior written notice to us, the trustee and the rating agencies, to switch from remitting securitization charges based on estimated daily securitization charges to remitting actual collected securitization charges. If and when the servicer switches to remitting actual collected securitization charges instead of estimated securitization charge collections, the servicer will remit securitization charge collections on each servicer business day to the trustee for deposit to the general subaccount of the collection account as soon as reasonably practicable, but in no event later than two servicer business days following receipt of such securitization charge collections. For a description of the allocation of the deposits, please read “Description of the Securitization Bonds—How Funds in the Collection Account will be Allocated.” Until securitization charge collections are remitted to the collection account, the servicer will not be required to segregate them from its general funds. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” in this prospectus. Prior to each such remittance to the general subaccount of the collection account, the servicer shall provide written notice to the trustee and, upon request, to us of such remittance.

The servicer shall also, promptly upon receipt, remit to the collection account any other proceeds of the trust estate that it may receive from time to time. In the servicing agreement, the servicer will agree and acknowledge that it holds all securitization charge payments or any other proceeds for the trust estate received by it for the benefit of the trustee and the securitization bondholders and that all such amounts will be remitted by the servicer without any surcharge, fee, offset, charge or other deduction. The servicer shall not make any claim to reduce its obligation to remit all securitization charge payments collected by it in accordance with the servicing agreement. Unless otherwise directed to do so by us, the servicer shall be responsible for selecting eligible investments in which the funds in the collection account shall be invested pursuant to the indenture.

So long as the servicer faithfully makes all daily remittances of collected securitization charges, as provided for in the servicing agreement, no actual or deemed investment earnings shall be payable in respect of such over-remittances or under-remittances.

Although the servicer will remit collected securitization charges to the trustee, the servicer is not obligated to make any payments on the securitization bonds. As provided in the servicing agreement, in the case of any shortfall in the payment of securitization charges, SIGECO will, first, allocate that shortfall in chronological order, first to the oldest amounts owed to SIGECO (whether or not they relate to securitization charges), provided that if there are charges of the same age, SIGECO will allocate any payments first to securitization charges, and then, second to other fees and charges. The portion owed in respect of securitization charges may be further allocated ratably between us, as issuing entity of the securitization bonds, and other affiliates of SIGECO who have issued securitization bonds under the securitization provisions of the Securitization Act, as such securitization bonds may be issued in the future.

Servicer Compensation

The servicer will be entitled to receive an aggregate annual servicing fee for all of the securitization bonds outstanding in an amount equal to:

•	0.05% of the aggregate initial principal amount of the securitization bonds plus reimbursable expenses for so long as SIGECO or an affiliate is the servicer, or

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if a successor servicer that is not an affiliate of SIGECO is appointed, an amount agreed upon by the successor servicer and the trustee, provided that the annual servicing fee shall not exceed 0.60% of the aggregate initial principal amount of the securitization bonds without the consent of the Indiana commission.

The servicing fee shall be paid semi-annually, with half of the servicing fee being paid on each payment date, except for the amount to be paid on the first payment date, in which case the servicing fee then due will be calculated based on the number of days that the servicing agreement has been in effect. In addition, the servicer shall be entitled to be reimbursed by us for filing fees and fees and expenses for attorneys, accountings, printing and other professional services incurred to meet our obligations under the basic documents. In the event that a successor servicer is appointed, the servicing fee will be prorated based on the fraction of a calendar year during which each servicer provides any of the services set forth in the servicing agreement. The servicing fee for the securitization bonds will be subject to the priority of payments as described under “Description of the Securitization Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. The servicing fee for the securitization bonds will be paid prior to the payment of or provision for any amounts in respect of interest on and principal of the securitization bonds.

SIGECO’s Representations and Warranties as Servicer

In the servicing agreement, the servicer will represent and warrant to us, as of the date of the servicing agreement and as of such other dates as expressly provided below, among other things, that:

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the servicer is a corporation duly organized and validly existing under the laws of the State of Indiana, with the requisite power and authority to own its properties, to conduct its business as such business is presently conducted and to execute, deliver and carry out the terms of the servicing agreement and has the requisite power, authority and legal right to service the securitization property and to hold the securitization property records as custodian,

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the servicer is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which it is required to do so (except where the failure to so qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or adversely affect the servicing of the securitization property),

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the servicer’s execution, delivery and performance of the terms of the servicing agreement have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws,

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the servicing agreement constitutes a legal, valid and binding obligation of the servicer, enforceable against the servicer in accordance with its terms, subject to customary exceptions relating to bankruptcy, receivership, insolvency, reorganization, moratorium, fraudulent transfer or conveyance and other laws relating to or affecting creditors’ rights generally from time to time in effect and certain equitable principles (regardless of whether considered in a proceeding in equity or at law),

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the consummation of the transactions contemplated by the servicing agreement (to the extent applicable to the servicer’s responsibilities thereunder) and the fulfillment of the terms will not conflict with, or result in any breach of any of the terms and provisions of, or constitute a material default under the servicer’s organizational documents, or any material indenture or any material agreement to which the servicer is a party or by which it or any of its property is bound or result in the creation or imposition of any lien upon any of its properties (other than any lien that may be granted in favor of the trustee for the benefit of the securitization bondholders under the basic documents pursuant to the Securitization Act), or violate any existing law or any existing order, rule or regulation applicable to the servicer,

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no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the servicer to execute, deliver and perform its obligations under the servicing agreement except those that have previously been obtained or made, those that are required to be made by the servicer in the future and those that the servicer may need to file in the future to continue the effectiveness of any financing statements,

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there are no proceedings pending or, to the servicer’s knowledge, threatened before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the servicer or its properties involving or relating to the servicer or us or, to the servicer’s knowledge, any other person, asserting the invalidity of the servicing agreement or any of the other basic documents, seeking any determination or ruling that might materially and adversely affect the performance by the servicer of its obligations under, or the validity or enforceability against the servicer of, the servicing agreement, any of the other basic documents or the securitization bonds, relating to the servicer and which might materially and adversely affect the federal income tax or state income, gross receipts or franchise tax attributes of the securitization bonds, or seeking to prevent the issuance of the securitization bonds or the consummation of any of the transactions contemplated by the servicing agreement or any of the other basic documents, and

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each report and certificate delivered in connection with any filing made with the Indiana commission by the servicer on our behalf with respect to the securitization charges or true-up adjustments will constitute a representation and warranty by the servicer that such report or certificate, as the case may be, is true and correct in all material respects, and to the extent that such report or certificate is based upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of the servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance and the facts known to the servicer on the date such report or certificate is delivered.

The servicer is not responsible for any decision made or not made, ruling, action or delay of the Indiana commission, except those caused by the servicer’s failure to file required applications in a timely and correct manner or other breach of its duties under the servicing agreement. The servicer also is not liable for the calculation of the securitization charges and adjustments, including any inaccuracy in the assumptions made in the calculation, so long as the servicer has acted in good faith and has not acted in a grossly negligent manner.

The Servicer Will Indemnify Us, Other Entities and the Indiana Commission in Limited Circumstances

Under the servicing agreement, the servicer shall indemnify for, and defend and hold harmless, us, the trustee (for itself and on behalf of the securitization bondholders), the independent manager and each of their respective trustees, members, managers, officers, directors, employees and agents for such persons from and against any and all reasonable costs, reasonable expenses, obligations, payments, claims, losses, damages and liabilities of any kind whatsoever imposed on, incurred by or asserted against any such person as a result of:

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the servicer’s willful misconduct, bad faith or gross negligence in the performance of its duties or observance of its covenants under the servicing agreement or the servicer’s reckless disregard of its obligations and duties under the servicing agreement,

•	the servicer’s material breach of any of its representations or warranties that results in a servicer default under the servicing agreement,

•	litigation and related expenses relating to the servicer’s status and obligations as servicer (other than any proceedings the servicer is required to institute under the servicing agreement), and

•	the reasonable fees, costs and expenses (including legal fees, costs and expenses) of enforcing the indemnification obligations of the servicer.

The servicer will not be liable to any such party, however, for any reasonable costs, reasonable expenses, obligations, payments, claims, losses, damages and liabilities of any kind whatsoever, resulting from the bad faith, willful misconduct or negligence of the party seeking indemnification or resulting from a breach of a representation or warranty made by such party to the servicer in any basic document that gives rise to the servicer’s breach.

Limitation on Liability of Servicer and Others

Except as expressly provided in the servicing agreement, neither the servicer, nor any of its directors, officers, employees or agents will be liable to us, our managers, the securitization bondholders, the trustee or any other person, for any action taken or for refraining from taking any action pursuant to the servicing agreement or for good faith errors in judgment. However, the servicer and any such person shall not be protected against any liability that would otherwise be imposed by reason of willful misconduct, bad faith or gross negligence in the performance of its duties under the servicing agreement. The servicer and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel or on any document, prima facie properly executed and submitted by any person respecting any matters under the servicing agreement. In addition, the servicing agreement will provide that the servicer is under no obligation to appear in, prosecute, or defend any proceeding, except as provided in the servicing agreement.

The Servicer Will Provide Statements to Us, the Indiana Commission and the Trustee

Not later than five servicer business days prior to each payment date or special payment date, the servicer will deliver a written report to us, the trustee, the Indiana commission and the rating agencies, which shall include all of the following information as to the securitization bonds with respect to such payment date or special payment date or the period since the previous payment date, as appliable:

•	the securitization bond balance and the projected securitization bond balance as of the immediately preceding payment date,

•	the amount of the payment to securitization bondholders allocable to principal, if any,

•	the amount of the payment to securitization bondholders allocable to interest,

•	the aggregate outstanding amount of the securitization bonds, before and after giving effect to any payments allocated to principal reported as above,

•	the difference, if any, between the aggregate outstanding amount provided above and the outstanding amount specified in the expected amortization schedule,

•	any other transfers and payments to be made on such payment date or special payment date, including amounts paid to the trustee or to the servicer, and

•	the servicer’s projection of the amount on deposit in the excess funds subaccount for the payment date immediately preceding the next succeeding adjustment date.

The Servicer Will Provide Assessments Concerning Compliance with the Servicing Agreement

The servicing agreement will provide that the servicer will furnish annually to us, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 2024, to and including the March 31 following the final maturity date of the securitization bonds, certificates by an officer of the servicer (a) containing and certifying statements of compliance required by Item 1123 of Regulation AB of the SEC and (b) containing and certifying its statements and assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB of the SEC, during the preceding 12 months ended December 31 (or preceding period since the closing date of the issuance of the securitization bonds in the case of the first statement), including a statement that to the best of such officer’s knowledge, the servicer has fulfilled its obligations under the servicing agreement for the preceding calendar year, or the relevant portion thereof, or, if there has been a default in the fulfillment of any relevant obligation, stating that there has been a default and describing each default. The servicer has agreed to give us, the trustee, the Indiana commission and each rating agency written notice of any servicer default under the servicing agreement promptly after having obtained actual knowledge thereof, but in no event later than five servicer business days.

The servicing agreement will provide that a firm of independent certified public accountants will furnish to us, the trustee, the Indiana commission and the rating agencies, on or before March 31 of each year, beginning March 31, 2024, or, if earlier, on the date on which SIGECO’s annual report on Form 10-K is required to be filed, a statement as to compliance by the servicer during the preceding twelve months ended December 31, or the relevant portion thereof, with procedures relating to the servicing of securitization property. This report, which is referred to in this prospectus as the “annual accountant’s report,” will state that the accounting firm has performed certain procedures, agreed between the servicer and such accountants, in connection with the servicer’s compliance with its obligations under the sale agreement during the preceding calendar year, identifying the results of the procedures and including any exceptions to the procedures relating to the servicing of the securitization property.

Matters Regarding SIGECO as the Servicer

SIGECO shall not resign from its obligation and duties as servicer under the servicing agreement unless it delivers to us, the trustee, the Indiana commission and each rating agency written notice of such resignation at the earliest practicable time, and any such determination shall be evidenced by an opinion of counsel to such effect. No such resignation shall become effective until a successor servicer has assumed the servicing obligations and duties of the servicer in accordance with the servicing agreement.

SIGECO will not voluntarily assign or outsource its obligations under the servicing agreement except with the Indiana commission’s prior approval and upon a demonstration that the costs under an alternative arrangement will be no more than if the servicer continued to perform such services itself, or the assignment or outsourcing is to another affiliate of SIGECO that will provide such services at the same or lower cost or to a successor entity as a result of a merger or other restructuring that assumes SIGECO’s responsibilities as the servicer and administrator. Under the servicing agreement, any person:

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into which the servicer may be merged, converted or consolidated and which succeeds to all or substantially all of the electric transmission and distribution business of SIGECO (or, if the transmission and distribution business is split, any entity which the Indiana commission designates in connection with an order relating to such split),

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which results from the division of the servicer into two or more entities and which succeeds to all or substantially all of the electric transmission and distribution business of SIGECO (or, if the transmission and distribution business is split, any entity which the Indiana commission designates in connection with an order relating to such split),

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which may result from any merger, conversion or consolidation to which the servicer shall be a party and which succeeds to all or substantially all of the electric transmission and distribution business of SIGECO (or, if the transmission and distribution business is split, any entity which the Indiana commission designates in connection with an order relating to such split),

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which may purchase or otherwise succeed to the properties and assets of the servicer substantially as a whole and which purchases or otherwise succeeds to all or substantially all of the electric transmission and distribution business of SIGECO (or, if the transmission and distribution business is split, any entity which the Indiana commission designates in connection with an order relating to such split), or

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which may otherwise purchase or succeed to all or substantially all of the electric transmission and distribution business of SIGECO (or, if the transmission and distribution business is split, any entity which the Indiana commission designates in connection with an order relating to such split), which executes an agreement of assumption to perform every obligation of SIGECO under the servicing agreement and undertakes to collect, account and remit amounts in respect of the securitization charges from electric customers for the benefit and account of us (or our financing party), shall be the successor to the servicer under the servicing agreement without the execution or filing of any document or any further act by any of the parties under the servicing agreement, provided however, that certain conditions are met and that such person executed an agreement of assumption to perform all of the obligations of the servicer. These conditions include the following:

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immediately after giving effect to such transaction referred to above, the representations and warranties made by the servicer in the servicing agreement shall be true and correct and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default, will have occurred and be continuing,

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an officer’s certificate and an opinion of counsel will have been delivered to us, the rating agencies, the Indiana commission and the trustee stating that the transaction referred to above and such agreement of assumption referred to above comply with the servicing agreement and all conditions to transfer under the servicing agreement,

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the servicer shall have delivered to us, the rating agencies, the Indiana commission and the trustee an opinion of counsel either stating that (i) in the opinion of such counsel, all filings to be made by the servicer, including filings with the Indiana commission pursuant to the Securitization Act and the UCC as enacted in Delaware and each other applicable jurisdiction that are necessary fully to preserve and protect the interests of each of us and the trustee in the securitization property have been executed and filed and are in full force and effect, and reciting the details of such filings, or (ii) in the opinion of such counsel, no such action is necessary to preserve and protect such interests,

•	prior written notice of such transaction will have been received by the rating agencies, and

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the servicer has delivered to us, the Indiana commission, the trustee and the rating agencies an opinion of independent tax counsel that, for federal income tax purposes, such transaction will not result in a material adverse U.S. federal income tax consequence to us or the securitization bondholders.

The servicing agreement will permit the servicer to appoint any person to perform any or all of its obligations under the servicing agreement. However, unless the appointed person is an affiliate of SIGECO, the appointment must satisfy the rating agency condition. In all cases where an agent is appointed, the servicer will remain obligated and liable to us under the servicing agreement.

Events Constituting a Default by the Servicer

Servicer defaults under the servicing agreement will include, among other things:

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any failure by the servicer to remit to the collection account, on our behalf, any remittance required to be remitted pursuant to the servicing agreement that continues unremedied for five servicer business days after written notice of such failure is received by the servicer from us or from the trustee or after discovery of such failure by a responsible officer of the servicer,

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any failure on the part of the servicer or, so long as the servicer is SIGECO or an affiliate thereof, any failure on the part of SIGECO, as the case may be, duly to observe or to perform, in any material respect, any covenant or agreement of the servicer set forth in the servicing agreement or any other basic document to which it is a party, which failure materially and adversely affects the holders and continues unremedied for 60 days after written notice of this failure has been given to the servicer by us, the Indiana commission or the trustee or after discovery of this failure by a responsible officer of the servicer, as the case may be,

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any failure by the servicer to duly perform its obligations to make securitization charge adjustment filings in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of five servicer business days,

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any representation or warranty made by the servicer in the servicing agreement or any other basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on holders and which continues unremedied for 60 days after written notice of this failure, requiring the same to be remedied, has been given to the servicer by us or the trustee or such failure is discovered by a responsible officer of the servicer, as the case may be, or

•	certain events of bankruptcy, insolvency or liquidation of the servicer.

The Trustee’s Rights if the Servicer Defaults

In the event a servicer default under the servicing agreement remains unremedied, the trustee, upon the instruction of either (i) the holders of at least a majority of the outstanding principal amount of the securitization bonds or (ii) the Indiana commission, shall, by written notice to the servicer, terminate all the rights and obligations of the servicer under the servicing agreement, other than the servicer’s indemnification obligation and obligation to continue performing its functions as servicer until a successor servicer is appointed. However, the trustee will not give a termination notice upon instruction of the Indiana commission unless the rating agency condition is satisfied. Under the servicing agreement, the servicer’s indemnity obligations to us, the trustee and the independent manager will survive its replacement as servicer. After the termination of the responsibilities and rights of the predecessor servicer as described above, the trustee, at the written direction and with the consent of the holders of at least a majority of the outstanding amount of the securitization bonds or of the Indiana commission, and with our prior written consent (which consent shall not be unreasonably withheld), will appoint a successor servicer who will succeed to all the rights and duties of the servicer under the servicing agreement and will be entitled to similar compensation arrangements. The predecessor servicer shall, on an ongoing basis, cooperate with us, the trustee and the successor servicer and provide whatever information is, and take whatever actions are, reasonably necessary to assist the successor servicer in performing its obligations hereunder.

In addition, when a servicer defaults, the securitization bondholders (subject to the provisions of the indenture) and the trustee, as financing parties the Securitization Act, will be entitled to apply to the Indiana commission or a court of appropriate jurisdiction for an order for sequestration and payment of revenues arising from the applicable securitization property. Upon a servicer default based upon the commencement of a case by or against the servicer under the bankruptcy or insolvency laws, the trustee may be prevented from effecting a transfer of servicing. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” and “How a Bankruptcy May Affect Your Investment” in this prospectus. After the receipt by the servicer of a termination notice, the trustee may appoint, at the written direction of the securitization bondholders evidencing at least a majority of the outstanding principal amount of the securitization bonds or of the Indiana commission, and with our prior written consent (which consent shall not be unreasonably withheld), a successor servicer which satisfies criteria specified by the rating agencies rating the securitization bonds.

Waiver of Past Defaults

The trustee, with the written consent of the securitization bondholders evidencing at least a majority of outstanding principal amount of the securitization bonds, may waive in writing any default by the servicer in the performance of its obligations under the servicing agreement and its consequences, except a default in making any required deposits to the collection account in accordance with the servicing agreement. The servicing agreement provides that no waiver will impair the securitization bondholders’ rights relating to subsequent defaults.

The Replacement of SIGECO as Servicer with a Successor Servicer

Upon the event of default by the servicer under the servicing agreement relating to the servicer’s performance of its servicing functions with respect to the securitization charges, SIGECO may be replaced as the servicer under the terms of the servicing agreement with our prior written consent (which we shall not unreasonably withhold). No entity may replace SIGECO as the servicer unless the rating agency condition is satisfied.

The Obligations of a Successor Servicer

Pursuant to the provisions of the servicing agreement, if for any reason a third party assumes or succeeds to the role of the servicer under the servicing agreement, the servicing agreement will require the predecessor servicer to cooperate with us, the trustee and the successor servicer in terminating the predecessor servicer’s rights and responsibilities under the servicing agreement, including the transfer to the successor servicer of all documentation pertaining to the securitization property and all cash amounts then held by the predecessor servicer for remittance or subsequently acquired by the predecessor servicer. The servicing agreement will provide that the predecessor servicer will be liable for all reasonable costs and expenses incurred in transferring servicing responsibilities to the successor servicer in the event the successor servicer is appointed as a result of a servicer default. In all other cases, those costs and expenses will be paid by the party incurring them. The predecessor servicer is obligated, on an ongoing basis, to cooperate with us and the successor servicer and provide whatever information is, and take whatever actions are, reasonably necessary to assist the successor servicer in performing its obligations under the servicing agreement.

Amendment

The servicing agreement may be amended in writing by the parties thereto, provided that the rating agency condition has been satisfied, the trustee has consented and, the amendment has been filed with the Indiana commission. We will notify the rating agencies promptly after the execution of any such amendment. In the event that the Indiana commission thereafter finds the amendment is not in the public interest, the terms of the servicing agreement prior to such amendment will be reinstated from the date of such finding by the Indiana commission; however, in such case, any action (or omission to act) taken pursuant to such amendment prior to the time of such finding by the Indiana commission shall be deemed not to have breached or violated the servicing agreement.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT

Challenge to True Sale Treatment. SIGECO will represent and warrant that the transfer of the securitization property in accordance with the sale agreement constitutes a true and valid sale and assignment of the securitization property by SIGECO to us. Under the sale agreement, SIGECO is obligated and we are authorized to undertake various actions to effect the transfer of the securitization property, which includes the filing of a financing statement in accordance with the Securitization Act and the Indiana UCC to perfect our interest in the securitization property. The Securitization Act provides that a transfer of securitization property by an electric utility to an assignee which the parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in a financing order, shall be treated as a “true sale” under applicable creditors’ rights principles, and not as a secured transaction, of the relevant securitization property. The sale agreement provides that we and SIGECO will treat such a transaction as a sale under applicable law. However, we expect that the securitization bonds will be reflected as debt on SIGECO’s consolidated financial statements. In addition, we anticipate that the securitization bonds will be treated as debt of SIGECO for federal income tax purposes. See “The Securitization Act—SIGECO May Securitize Qualified Costs and Related Upfront and Ongoing Financing Costs” and “Material U.S. Federal Income Tax Consequences.” In the event of a bankruptcy of a party to the sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the securitization property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of SIGECO and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the securitization bonds.

In that regard, we note that the bankruptcy court in In re: LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate... sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.

LTV and the securitization investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted “true sales.” The court did not otherwise overrule its earlier ruling. The LTV memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.

Even if no creditor challenges the sale of securitization property to us as a true sale, a bankruptcy filing by SIGECO could trigger a bankruptcy filing by the issuing entity with similar negative consequences for bondholders. In a recent bankruptcy case, In re General Growth Properties, Inc., 406 B.R. 171 (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy protection, along with many of its direct and indirect subsidiaries. Those subsidiaries included many entities that had been organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries as bankruptcy debtors and allowed the subsidiaries, over the objections of their own creditors, to use the creditors’ cash collateral to fund loans to the parent debtor, General Growth Properties, Inc., for its general corporate purposes. The creditors received court-determined adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of facilitation of the reorganization of a debtor.

We and SIGECO have attempted to mitigate the impact of a possible recharacterization of a sale of securitization property as a financing transaction under applicable creditors’ rights principles. This does not, however, eliminate the risk of payment delays or losses and other adverse effects caused by a SIGECO bankruptcy. Further, if, for any reason, a financing statement is not filed under the Securitization Act or we fail to otherwise perfect our interest in the securitization property, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of SIGECO.

The Securitization Act contains various provisions for the trustee on behalf of the securitization bondholders to obtain, perfect and protect security interests in our rights in the securitization property and other collateral. See “Description of the Securitization Bonds—The Security for the Securitization Bonds.” Nevertheless, those provisions and the related transactions between us and the trustee, when combined with the true sale arrangements between us and SIGECO, will not eliminate the risk of payment delays or losses and other adverse effects caused by a SIGECO bankruptcy.

Consolidation of SIGECO and Us. If SIGECO were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of SIGECO and us. We and SIGECO have taken steps to attempt to minimize this risk. Please read “SIGECO Securitization I, LLC, The Issuing Entity” in this prospectus. However, no assurance can be given that if SIGECO were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with those of SIGECO. Substantive consolidation would result in payment of the claims of the beneficial owners of the securitization bonds to be subject to substantial delay and potentially to adjustment in timing and/or amount.

Status of Securitization Property as Current Property. SIGECO will represent in the sale agreement, and the Securitization Act provides, that the securitization property sold pursuant to the sale agreement constitutes a present property right for the purposes of contracts concerning the sale or pledge of property. Nevertheless, no assurance can be given that, in the event of a bankruptcy of SIGECO, a court would not rule that the securitization property comes into existence only as SIGECO’s electric customers use electricity.

If a court were to accept the argument that the securitization property comes into existence only as SIGECO’s electric customers use electricity, no assurance can be given that a security interest in favor of the bondholders of the securitization bonds would attach to the securitization charges in respect of electricity consumed after the commencement of the bankruptcy case or that the securitization property has been sold to us. If it were determined that the securitization property had not been sold to us, and the security interest in favor of the securitization bondholders did not attach to the securitization charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against SIGECO. If so, there would be delays and/or reductions in payments on the securitization bonds. Whether or not a court determined that securitization property had been sold to us pursuant to the sale agreement, no assurances can be given that a court would not rule that any securitization charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the trustee.

In addition, in the event of a bankruptcy of SIGECO, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of SIGECO’s costs associated with the electricity, consumption of which gave rise to the securitization charge receipts used to make payments on the securitization bonds.

Regardless of whether SIGECO is the debtor in a bankruptcy case, if a court were to accept the argument that the securitization property sold pursuant to the sale agreement comes into existence only as electric customers use electricity, a tax or government lien or other nonconsensual lien on property of SIGECO arising before the securitization property came into existence could have priority over our interest in the securitization property. Adjustments to the securitization charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims. If SIGECO were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us or the trustee against SIGECO as seller under the sale agreement and the other documents executed in connection therewith could be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the trustee have against SIGECO. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against SIGECO based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving SIGECO.

Enforcement of Rights By the Trustee. Upon an event of default under the indenture, the Securitization Act permits the trustee to enforce the security interest in the securitization property sold pursuant to the sale agreement in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Indiana commission or the 26th Judicial District, District Court of Vanderburgh County, Indiana to order the sequestration and payment to holders of the securitization bonds of all revenues arising from the securitization charges. There can be no assurance, however, that the Indiana commission or a court would issue such an order, including if seller is a debtor in bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the Indiana commission or a court and an order requiring an accounting and segregation of the revenues arising from the securitization property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.

Bankruptcy of the Servicer. The servicer is entitled to commingle the securitization charges that it receives with its own funds until each date on which the servicer is required to remit funds to the trustee as specified in the servicing agreement. The Securitization Act provides that the relative priority of a lien created under the Securitization Act is not impaired by the commingling of securitization charges arising with respect to the securitization property with funds of the electric utility. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the securitization charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court could rule that the trustee has only a general unsecured claim against the servicer for the amount of commingled securitization charges held as of that date and could not recover the commingled securitization charges held as of the date of the bankruptcy.

However the court rules on the ownership of the commingled securitization charges, the automatic stay arising upon the bankruptcy of the servicer could delay the trustee from receiving the commingled securitization charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled securitization charges are our property or are property of the servicer, including resolution of any tracing of proceeds issues.

The servicing agreement will provide that the trustee, as our assignee, together with the other persons specified therein, may vote to appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the trustee, together with the other persons specified therein, may petition the Indiana commission or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor may be difficult to obtain and may not be capable of performing all of the duties that SIGECO as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as the servicer.

Bankruptcy of SIGECO. SIGECO is not required to segregate the securitization charges it collects from its general funds. The Securitization Act provides that our rights to the securitization property are not affected by the commingling of these funds with other funds. In a bankruptcy of SIGECO, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Securitization Act and does not recognize our right to receive the collected securitization charges that are commingled with other funds of SIGECO prior to or as of the date of bankruptcy, including securitization charges associated with another series of securitization bonds. If so, the collected securitization charges held by SIGECO as of the date of bankruptcy would not be available to us to pay amounts owed on the securitization bonds. In this case, we would have only a general unsecured claim against SIGECO for those amounts.

In addition, the bankruptcy of SIGECO may cause a delay in or prohibition of enforcement of various rights against SIGECO, including rights to require payments by SIGECO, rights to require SIGECO to comply with financial provisions of the Securitization Act or other state laws, rights to terminate contracts with SIGECO and rights that are conditioned on the bankruptcy, insolvency or financial condition of SIGECO. Such a bankruptcy also may give rise to potential preference claims related to certain payments by SIGECO.

Other risks relating to bankruptcy may be found in “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer.”

USE OF PROCEEDS

Upon the issuance of the securitization bonds, we will use the net proceeds from the sale of the securitization bonds to pay to SIGECO the purchase price of SIGECO’s rights under the financing order, which are securitization property.

SIGECO will use the net proceeds from the sale of the securitization property (after payment of upfront financing costs) to reimburse SIGECO for qualified costs approved by the Indiana commission related to the planned retirements of certain coal-powered electric generation units. SIGECO’s qualified costs are currently estimated to be approximately $359.8 million.

PLAN OF DISTRIBUTION

Subject to the terms and conditions in the underwriting agreement among us, SIGECO and the underwriters, for whom Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the securitization bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2
Barclays Capital Inc.	$	$
Citigroup Global Markets Inc.
	$	$

Under the underwriting agreement, the underwriters will take and pay for all of the securitization bonds we offer, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Underwriters’ Sales Price for the Securitization Bonds

The securitization bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the securitization bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for each tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche.

	Selling Concession		Reallowance Discount
Tranche A-1		%		%
Tranche A-2		%		%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

No Assurance as to Resale Price or Resale Liquidity for the Securitization Bonds

The securitization bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the securitization bonds, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market will develop for the securitization bonds.

Various Types of Underwriter Transactions that May Affect the Price of the Securitization Bonds

The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the securitization bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the securitization bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the securitization bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securitization bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the securitization bonds to be higher than they would otherwise be. Neither we, SIGECO, the trustee, our managers nor any of the underwriters represent that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to SIGECO and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the securitization bonds.

We estimate that the registrants’ total expenses of the offering will be $3.4 million.

We and SIGECO have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the securitization bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the securitization bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

We expect to deliver the securitization bonds against payment for the securitization bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the          business day following the date of pricing of the securitization bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade securitization bonds on the date of pricing or the succeeding business days will be required, by virtue of the fact that the securitization bonds initially will settle in T +                     , to specify alternative settlement arrangements to prevent a failed settlement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are a wholly-owned subsidiary of SIGECO. One of the underwriters, Barclays Capital Inc., also provided advisory services to SIGECO in connection with the financing order proceeding and received a $350,000 fee for such services. Each of the sponsor, the initial servicer and the depositor may maintain other banking relationships in the ordinary course with U.S. Bank Trust Company, National Association, the trustee.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the securitization bonds. Except as specifically provided below with respect to non-U.S. holders (as defined below), this discussion does not address the tax consequences to persons other than initial purchasers who are U.S. holders (as defined below) that acquire securitization bonds at original issue for cash equal to the issue price of those bonds and hold their securitization bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and it does not address all of the tax consequences relevant to investors that are subject to special treatment under the United States federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions, dealers in securities, S corporations, taxpayers subject to the alternative minimum tax provisions of the Internal Revenue Code, broker-dealers and persons who hold the securitization bonds as part of a hedge, straddle, “synthetic security” or other integrated investment, risk reduction or constructive sale transaction). This discussion also does not address U.S. federal taxes other than income tax or the consequences to holders of the securitization bonds under state, local or foreign tax laws. Please read “Material Indiana Income Tax Considerations” in this prospectus.

This summary is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the IRS and interpretations thereof. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion. We have not, and do not intend to seek, any ruling from the IRS with respect to the statements made and conclusions reached in this summary.

U.S. Holder and Non-U.S. Holder Defined

A “U.S. holder” means a beneficial owner of a securitization bond that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust, if (A) a court in the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) it has a valid election in place to be treated as a United States person. A “non-U.S. holder” means a beneficial owner of a securitization bond that is not a U.S. holder but does not include (i) an entity or arrangement treated as a partnership for U.S. federal income tax purposes, (ii) a former citizen of the United States or (iii) a former resident of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of a securitization bond, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences applicable to them. Similarly, former citizens and former residents of the United States are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences that may be applicable to them.

ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF SECURITIZATION BONDS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.

Income Tax Status of the Securitization Bonds and Us as Issuing Entity

Based upon guidance from the IRS and certain representations from us, including a representation by us that we will not make, or allow there to be made, any election to the contrary, Baker Botts L.L.P. expects to render its opinion that for U.S. federal income tax purposes (i) the issuance of the securitization bonds will be a “qualifying securitization” within the meaning of Revenue Procedure 2005-62, (ii) we will not be treated as a taxable entity separate and apart from SIGECO, our sole member, and (iii) based on Revenue Procedure 2005-62, the securitization bonds will constitute indebtedness of SIGECO.

Tax Consequences to U.S. Holders

Payments of Interest.

Interest on the securitization bonds will be taxable as ordinary interest income when received or accrued by U.S. holders, depending upon their method of accounting. This discussion assumes that the securitization bonds will not be considered to be issued with original issue discount (“OID”). OID is generally defined as any excess of the stated price the U.S. holder will receive upon redemption of the bond at the bond’s maturity, less the price the U.S. holder pays to purchase the bond, if this difference is equal to or greater than a de minimis amount. If the securitization bonds are issued with OID, prospective U.S. holders will be so informed in the related prospectus and should thereafter consult their tax adviser to determine the federal, state, local and foreign income and any other tax consequences.

Sale or Other Taxable Disposition of the Securitization Bonds.

If there is a sale, exchange, redemption, retirement or other taxable disposition of a securitization bond, a U.S. holder generally will recognize taxable gain or loss equal to the difference between (a) the amount of cash and the fair market value of any other property received (other than amounts attributable to, and taxable as, accrued stated interest) and (b) the holder’s adjusted tax basis in the securitization bond. A U.S. holder’s adjusted tax basis in a securitization bond generally will equal its cost, reduced by any payments reflecting principal previously received with respect to the bond. Gain or loss generally will be capital gain or loss if the securitization bond is held as a capital asset and will be long-term capital gain or loss if the securitization bond was held for more than one year at the time of disposition. The deductibility of capital losses is subject to certain limitations. If a U.S. holder sells a securitization bond between interest payment dates, a portion of the amount received will reflect interest that has accrued on the securitization bond but that has not yet been paid by the sale date and, to the extent that amount has not already been included in the U.S. holder’s income, it will be treated as ordinary interest income and not as capital gain.

3.8% Tax on “Net Investment Income”

Certain U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any taxable gain realized with respect to a securitization bond subject to certain limitations and exceptions. U.S. holders are encouraged to consult their tax advisors with respect to this tax.

Information Reporting and Backup Withholding

Payments of stated interest and the proceeds of a disposition of securitization bonds may be reported to the IRS. These information reporting requirements do not apply with respect to certain exempt U.S. holders, such as corporations, that have certified to that status as required.

Backup withholding (currently at a rate of 24%) may apply to payments of the foregoing amounts, unless a U.S. holder timely provides the applicable withholding agent with its taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if a U.S. holder is notified by the IRS that the U.S. holder is subject to backup withholding because of its failure to report payment of interest and dividends properly, or if the U.S. holder otherwise fails to comply with the applicable backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, and may entitle a U.S. holder to a refund, provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Withholding Tax on Interest Payments

Subject to the discussion below (see “—Reporting and Backup Withholding” and “—The Foreign Account Tax Compliance Act”), payments of interest income on the securitization bonds to a non-U.S. holder generally will be exempt from U.S. federal income and withholding tax under the “portfolio interest” exemption if the interest is not effectively connected with the non-U.S. holder’s U.S. trade or business, the non-U.S. holder properly certifies as to its non-U.S. status, as described below, and the non-U.S. holder:

•	does not actually or constructively own 10% or more of the total combined voting power of all classes of CenterPoint Energy stock that are entitled to vote;

•	is not a bank whose receipt of interest is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	is not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us or SIGECO actually or constructively.

The portfolio interest exemption applies only if the non-U.S. holder appropriately certifies as to its non-U.S. status to the applicable withholding agent and that withholding agent does not have actual knowledge or reason to know that the non-U.S. holder in fact a United States person. A holder generally can meet this certification requirement by timely providing a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) to the applicable withholding agent. If the non-U.S. holder holds the securitization bonds through a financial institution or other agent acting on its behalf, it may be required to provide appropriate certifications to its agent. The agent then generally will be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries.

If the non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to U.S. federal withholding tax, currently at a 30% rate, unless (1) it provides the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) claiming an exemption from (or a reduction of) withholding under an applicable income tax treaty or (2) the payments of interest are effectively connected with its conduct of a trade or business in the United States and it meets the certification requirements described below (see “—Income or Gain Effectively Connected with a U.S. Trade or Business”).

Disposition of the Securitization Bonds

Subject to the discussion below (see “—Reporting and Backup Withholding” and “—The Foreign Account Tax Compliance Act”), a non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale, redemption, exchange, retirement or other taxable disposition of securitization bonds, unless:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax as described below (see “—Income or Gain Effectively Connected with a U.S. Trade or Business”). If you are a non-U.S. holder described in the second bullet point above, you generally will be subject to U.S.

federal income tax at a 30% rate (or a lower applicable income tax treaty rate) on the gain derived from the sale, redemption, exchange, retirement or other taxable disposition, which may be offset by certain U.S.-source capital losses, unless an applicable income tax treaty provides otherwise.

To the extent any portion of the amount realized on the sale, redemption, exchange, retirement or other taxable disposition of the securitization bonds is attributable to accrued but unpaid interest on the securitization bond, this amount will generally be taxed in the same manner as described above in “—Interest Payments.”

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the securitization bonds or gain from a sale, redemption, exchange, retirement or other taxable disposition of the securitization bonds is effectively connected with a U.S. trade or business conducted by a non-U.S. holder, then the non-U.S. holder generally will be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as a U.S. holder (unless an applicable income tax treaty provides otherwise). If interest on the securitization bonds or gain from a sale, redemption, exchange, retirement or other taxable disposition is effectively connected income, the U.S. federal withholding tax described will generally not apply (assuming appropriate certification is provided) unless an applicable income tax treaty provides otherwise. A non-U.S. holder generally can meet the certification requirements by providing a properly executed IRS Form W-8ECI (or other applicable form) to the applicable withholding agent. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, that portion of its earnings and profits that is attributable to such effectively connected income or gain, subject to certain adjustments, may be subject to a “branch profits tax” at a 30% rate (or a lower applicable income tax treaty rate).

Reporting and Backup Withholding

Payments to a non-U.S. holder of interest on a securitization bond, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS, and such information may also be made available to the tax authorities of the country in which a non-U.S. holder is a tax resident under the provisions of an applicable income tax treaty or agreement. Backup withholding generally will not apply to payments of interest to a non-U.S. holder if the certification described in “—Withholding Tax on Interest Payments” above is provided by the non-U.S. holder, or the non-U.S. holder otherwise establishes an exemption.

Proceeds from a disposition of a securitization bond effected by the U.S. office of a U.S. or non-U.S. broker will be subject to information reporting requirements and backup withholding unless a non-U.S. holder properly certifies, under penalties of perjury, as to its non-U.S. status and certain other conditions are met, or an exemption is otherwise established. Information reporting and backup withholding generally will not apply to any proceeds from a disposition of a securitization bond effected outside the United States by a non-U.S. office of a broker, unless such broker has certain connections to the United States, in which case information reporting, but not backup withholding, may apply unless certain other conditions are met, or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle a non-U.S. holder to a refund, provided the required information is timely furnished to the IRS.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S. source interest on, and the gross proceeds from a disposition of, certain debt obligations paid to certain non-U.S. entities, including certain foreign financial institutions and investment funds (including, in some instances, where such an entity is acting as an intermediary), unless such non-U.S. entity complies with certain withholding and reporting requirements. Pursuant to proposed U.S. Treasury Regulations (upon which taxpayers are permitted to rely until they are revoked or final U.S. Treasury Regulations are issued), this withholding tax generally will not apply to the gross proceeds from a sale or other disposition of instruments, such as the securitization bonds, that produce U.S. source interest. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules. Under certain circumstances, a beneficial owner of a securitization bond may be eligible for a refund or credit of such taxes. Prospective purchasers are encouraged to consult their tax advisors regarding the application of FATCA in their particular circumstances.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the securitization bonds, including the consequences of any proposed change in applicable laws.

MATERIAL INDIANA INCOME TAX CONSEQUENCES

Assuming that the securitization bonds will be treated as debt obligations of SIGECO for U.S. federal income tax purposes, interest paid on the securitization bonds generally will be taxed for Indiana income tax purposes consistently with its taxation for U.S. federal income tax purposes and such interest received by an entity or person not otherwise subject to Indiana corporate or individual income tax will not be subject to Indiana income tax. Barnes & Thornburg LLP expects to issue an opinion, that, for Indiana income tax purposes (1) we will not be treated as a taxable entity separate and apart from SIGECO and (2) the securitization bonds will constitute indebtedness of SIGECO, assuming, in each case, that such treatment applies for U.S. federal income tax purposes. These opinions are not binding on any taxing authority or any court, and there can be no assurance that contrary positions may not be taken by any taxing authority.

This discussion is based on current provisions of the Indiana tax statutes and regulations, judicial decisions and administrative interpretations and rulings. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions set forth in this discussion.

The discussion under “Material Indiana Income Tax Consequences” is for general information only and may not be applicable depending upon a bondholder’s particular situation. It is recommended that prospective bondholders consult their own tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of the securitization bonds, including the tax consequences under federal, state, local, non-U.S. and other tax laws and the effects of changes in such laws. Please read “Material U.S. Federal Income Tax Consequences.”

ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, known as ERISA, and Section 4975 of the Internal Revenue Code impose certain requirements on employee benefit plans and other arrangements subject to ERISA or Section 4975 of the Internal Revenue Code. ERISA and the Internal Revenue Code also impose certain requirements on fiduciaries of such plans in connection with the investment of the assets of the plans. For purposes of this discussion, “plans” include employee benefit plans and other plans and arrangements that are subject to ERISA or Section 4975 of the Code that provide retirement income, including individual retirement accounts and annuities and Keogh plans, some collective investment funds and insurance company general or separate accounts in which the assets of those plans, accounts or arrangements are invested, as well as plans or arrangements that are subject to applicable similar law (as defined below). A fiduciary of an investing plan that is subject to ERISA is any person who in connection with the assets of the plan:

•	has discretionary authority or control over the management or disposition of assets, or

•	provides investment advice for a fee.

Some plans, such as governmental plans, and certain church plans, and the fiduciaries of those plans, are not subject to ERISA requirements or Section 4975 of the Code. Accordingly, assets of these plans may be invested in the securitization bonds without regard to the ERISA considerations described below, subject to the provisions of other applicable federal, state and local law that are similar to the provisions of Title I of ERISA and Section 4975 of the Code (“applicable similar law”). In addition, any such plan may be subject to other provisions of federal law, including, for example, a plan which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code, which is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.

ERISA imposes certain general fiduciary requirements on fiduciaries, including:

•	investment prudence and diversification, and

•	the investment of the assets of the plan in accordance with the documents governing the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a plan and persons who have certain specified relationships to the plan, referred to as “parties in interest,” as defined under ERISA or “disqualified persons” as defined under Section 4975 of the Internal Revenue Code unless a statutory or administrative exemption is available. The types of transactions that are prohibited include but are not limited to:

•	sales, exchanges or leases of property;

•	loans or other extensions of credit; and

•	the furnishing of goods or services.

Certain persons that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the persons involved in the prohibited transaction may have to cancel or unwind the transaction and a fiduciary of the plan may have to pay an amount to the plan for any losses realized by the plan or profits realized by these persons. In addition, individual retirement accounts involved in the prohibited transaction may be disqualified which would result in adverse tax consequences to the owner of the account.

Regulation of Assets Included in a Plan

A fiduciary’s investment of the assets of a plan subject to ERISA or Section 4975 of the Internal Revenue Code (each an “ERISA plan”) in the securitization bonds may cause our assets to be deemed assets of the plan. United

States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, the “plan asset regulations”), provide that the assets of an entity will be deemed to be assets of an ERISA plan that purchases an interest in the entity if the interest that is purchased by the plan is an equity interest, equity participation by “benefit plan investors” is “significant” within the meaning of the plan asset regulations and none of the other exceptions contained in the plan asset regulations applies. Under the plan asset regulations, a “benefit plan investor” refers to an ERISA plan or any entity that is deemed to hold the assets of such a plan by virtue of such plan’s investment in the entity. An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is no authority directly on point, it is anticipated that the securitization bonds will be treated as indebtedness under local law without any substantial equity features for purposes of the plan asset regulations.

If the securitization bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be assets of any ERISA plans that acquire the securitization bonds. The extent to which the securitization bonds are owned by benefit plan investors will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.

In addition, the acquisition, holding or disposition of the securitization bonds by or on behalf of an ERISA plan could give rise to a prohibited transaction if we or the trustee, SIGECO, any other servicer, any underwriter or certain of their affiliates is or becomes a “party in interest” or “disqualified person” with respect to an investing plan. Each purchaser of the securitization bonds will be deemed to have represented and warranted by virtue of its acquisition of any securitization bonds that either (i) it is not and is not acting on behalf of, a plan or (ii) its acquisition, holding and disposition of the securitization bonds will not result in a non-exempt prohibited transaction under ERISA, Section 4975 of the Internal Revenue Code or, in the case of a plan subject to applicable similar law, a non-exempt violation of applicable similar law.

Before acquiring any securitization bonds by or on behalf of an ERISA plan or a plan subject to applicable similar law, you should consider whether the acquisition, holding and disposition of securitization bonds might constitute or result in a prohibited transaction under ERISA, Section 4975 of the Internal Revenue Code or a violation of applicable similar law and, if so, whether one or more prohibited transaction exemptions or similar law exemptions, as the case may be, might apply to the acquisition, holding and disposition of the securitization bonds.

Prohibited Transaction Exemptions

If you are a fiduciary of an ERISA plan, before acquiring any securitization bonds, you should consider the availability of one of the Department of Labor’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:

•	PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;

•	PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”;

•	PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;

•	PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;

•	PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;

•	PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager”; and

•

the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between plans and parties in interest that are not fiduciaries with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the securitization bonds by, or on behalf of, an ERISA plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. Even if one of these class exemptions or statutory exemptions were deemed to apply, securitization bonds may not be purchased with assets of any ERISA plan if we or the trustee, SIGECO, any other servicer, any underwriter or any of their affiliates:

•	has investment discretion over the assets of the plan used to purchase the securitization bonds; or

•

has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to purchase the securitization bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan.

Consultation with Counsel

The sale of the securitization bonds to an ERISA plan or a plan subject to similar law will not constitute a representation by us or the trustee, SIGECO, any other servicer, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans generally or by any particular plan, or that such an investment is appropriate for such plans generally or for a particular plan.

If you are a fiduciary which proposes to purchase the securitization bonds on behalf of or with assets of an ERISA plan or a plan subject to applicable similar law, you should consider your general fiduciary obligations under ERISA, or applicable similar law, and you should consult with your legal counsel as to the potential applicability of ERISA, the Internal Revenue Code and applicable similar law to any investment and the availability of any prohibited transaction exemption under ERISA or Section 4975 of the Code, or, in the case of a plan subject to applicable similar law, any exemption from a violation of applicable similar law, in connection with any investment.

This summary is based on current provisions of ERISA, the Internal Revenue Code, the regulations thereunder and other related guidance. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

LEGAL PROCEEDINGS

There are no legal or governmental proceedings pending against us, the sponsor, seller, trustee, or servicer, or of which any property of the foregoing is subject, that is material to the securitization bondholders. Please read “The Trustee” in this prospectus for a discussion of certain legal proceedings involving certain affiliates of the trustee, none of which are material to the securitization bondholders.

RATINGS FOR THE SECURITIZATION BONDS

We expect that the securitization bonds will receive credit ratings from two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person or entity is obligated to maintain the rating on the securitization bonds and, accordingly, we can give no assurance that the ratings assigned to any tranche of the securitization bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of any tranche of the securitization bonds is lowered or withdrawn, the liquidity of this tranche of the securitization bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the securitization bonds other than the payment in full of such tranche of the securitization bonds by the final maturity date for such tranche, as well as the timely payment of interest.

Under Rule 17g-5 under the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the securitization bonds issuance date. As a result, an NRSRO other than the NRSROs hired by the sponsor may issue Unsolicited Ratings, which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the securitization bonds issuance date. Issuance of any Unsolicited Rating will not affect the issuance of the securitization bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSROs on the securitization bonds might adversely affect the value of the securitization bonds and, for regulated entities, could affect the status of the securitization bonds as a legal investment or the capital treatment of the securitization bonds. Investors in the securitization bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.

A portion of the fees paid by SIGECO to a NRSRO that is hired to assign a rating on the securitization bonds is contingent upon the issuance of the securitization bonds. In addition to the fees paid by SIGECO to a NRSRO at closing, SIGECO will pay a fee to the NRSRO for ongoing surveillance for so long as the securitization bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the securitization bonds.

WHERE YOU CAN FIND MORE INFORMATION

To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings we or the sponsor, but solely in its capacity as our sponsor, make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securitization bonds, excluding any information that is furnished to, and not filed with, the SEC. These reports will be filed under our own name as issuing entity. Under the indenture, we may voluntarily suspend or terminate our filing obligations as the issuing entity with the SEC, to the extent permitted by applicable law.

This prospectus is part of a registration statement we and SIGECO have filed with the SEC relating to the securitization bonds. This prospectus describes the material terms of some of the documents we have filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are qualified in their entirety by reference to the respective exhibit.

Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

SIGECO Securitization I, LLC

211 NW Riverside Drive, Suite 800-04

Evansville, IN 47708

(812) 491-4141

Our SEC Securities Act file number is 333-270851 and 333-270851-01.

We or SIGECO, as depositor, will also file with the SEC all of the periodic reports we or the depositor are required to file under the Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither we nor SIGECO, as depositor, intend to file any such reports relating to the securitization bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. A more detailed description of the information to be included in these periodic reports, please read “Description of the Securitization Bonds—Website.”

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information with information that we or the depositor file subsequently that is incorporated by reference into this prospectus. We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or SIGECO, solely in its capacity as our depositor, make with the SEC until the offering of the securitization bonds is completed. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS

We expect to rely on an exclusion from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), contained in Rule 3a-7 promulgated under the 1940 Act, although there may be additional exclusions or exemptions available to us. As a result of such exclusion, we will not be subject to regulation as an “investment company” under the 1940 Act.

In addition, we are being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule, under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). As part of the Dodd-Frank Act, federal law prohibits a “banking entity,” which is broadly defined to include banks, bank holding companies and affiliates thereof, from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exclusion provided under Sections 3(c)(1) or 3(c)(7) thereunder. Because we expect to rely on Rule 3a-7 under the 1940 Act, we expect to not be considered a “covered fund” within the meaning of the Volcker Rule regulations.

RISK RETENTION

This offering of the securitization bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.

For information regarding the requirements of the EU Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the Securitization Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the securitization bonds” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to us and the issuance of the securitization bonds will be passed upon for SIGECO and us by Baker Botts L.L.P., Houston, Texas, counsel to SIGECO and us. Certain other legal matters relating to the issuance of the securitization bonds will be passed on by Richards, Layton & Finger, P.A., Wilmington, Delaware, and Barnes & Thornburg LLP, Indianapolis, Indiana, and by Hunton Andrews Kurth LLP, New York, New York, counsel to the underwriters. Certain legal matters relating to the federal income tax consequences of the issuance of the securitization bonds will be passed upon for us by Baker Botts L.L.P. From time to time, Hunton Andrews Kurth LLP acts as counsel to CenterPoint Energy and its affiliates on certain matters.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE SECURITIZATION BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (“QUALIFIED INVESTOR”) WITHIN THE MEANING OF DIRECTIVE 2003/71/EC (AS AMENDED OR SUPERSEDED, THE “PROSPECTUS DIRECTIVE”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE SECURITIZATION BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE SECURITIZATION BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS DIRECTIVE. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF SECURITIZATION BONDS IN ANY MEMBER STATE OF THE EEA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE ONLY TO A QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF SECURITIZATION BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER SECURITIZATION BONDS OTHER THAN TO QUALIFIED INVESTORS.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE SECURITIZATION BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE SECURITIZATION BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NEITHER WE NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY SECURITIZATION BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE SECURITIZATION BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE SECURITIZATION BONDS.

NOTICE TO RESIDENTS OF UNITED KINGDOM

IN THE UNITED KINGDOM, THIS PROSPECTUS IS BEING COMMUNICATED ONLY TO, AND IS DIRECTED ONLY AT, (1) PERSONS WHICH HAVE PROFESSIONAL EXPERIENCE IN MATTERS

RELATING TO INVESTMENTS AND WHICH FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “ORDER”); (2) PERSONS WHICH FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER; OR (3) PERSONS TO WHICH IT MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED (EACH SUCH PERSON, A “RELEVANT PERSON”). ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE SECURITIZATION BONDS, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY ANY PERSON WHICH IS NOT A RELEVANT PERSON.

EACH OF THE UNDERWRITERS HAS REPRESENTED AND AGREED THAT (I) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”)) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE SECURITIZATION BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY; AND (II) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE SECURITIZATION BONDS IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

NOTICE TO RESIDENTS OF CANADA

THE SECURITIZATION BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE SECURITIZATION BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

THIS PROSPECTUS IS NOT INTENDED TO CONSTITUTE AN OFFER OR A SOLICITATION TO PURCHASE OR INVEST IN THE SECURITIZATION BONDS. THE SECURITIZATION BONDS MAY NOT BE PUBLICLY OFFERED, DIRECTLY OR INDIRECTLY, IN SWITZERLAND WITHIN THE MEANING OF THE SWISS FINANCIAL SERVICES ACT (“FINSA”) AND NO APPLICATION HAS OR WILL BE MADE TO ADMIT THE SECURITIZATION BONDS TO TRADING ON ANY TRADING VENUE (EXCHANGE OR MULTILATERAL TRADING FACILITY) IN SWITZERLAND. NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE SECURITIZATION BONDS CONSTITUTES A PROSPECTUS PURSUANT TO (I) THE FINSA OR (II) THE LISTING RULES OF THE SIX SWISS EXCHANGE AG OR ANY OTHER REGULATED TRADING VENUE IN SWITZERLAND AND NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE SECURITIZATION BONDS MAY BE PUBLICLY DISTRIBUTED OR OTHERWISE MADE PUBLICLY AVAILABLE IN SWITZERLAND. THIS PROSPECTUS WILL NOT BE REVIEWED NOR APPROVED BY A REVIEWING BODY FOR PROSPECTUSES (PRÜFSTELLE).

NONE OF THIS PROSPECTUS OR ANY OTHER OFFERING OR MARKETING MATERIAL RELATING TO THE OFFERING, THE ISSUING ENTITY OR THE SECURITIZATION BONDS HAVE BEEN OR WILL BE FILED WITH OR APPROVED BY ANY SWISS REGULATORY AUTHORITY. IN PARTICULAR, THIS PROSPECTUS WILL NOT BE FILED WITH, AND THE OFFER OF THE SECURITIZATION BONDS WILL NOT BE SUPERVISED BY, THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (“FINMA”), AND THE OFFER OF SECURITIZATION BONDS HAS NOT BEEN AND WILL NOT BE AUTHORIZED UNDER THE SWISS FEDERAL ACT ON COLLECTIVE INVESTMENT SCHEMES (“CISA”). ACCORDINGLY, INVESTORS DO NOT HAVE THE BENEFIT OF THE SPECIFIC INVESTOR PROTECTION PROVIDED UNDER THE CISA.

THIS PROSPECTUS DOES NOT CONSTITUTE INVESTMENT ADVICE. IT MAY ONLY BE USED BY THOSE PERSONS TO WHOM IT HAS BEEN HANDED OUT IN CONNECTION WITH THE SECURITIZATION BONDS AND MAY NEITHER BE COPIED NOR DIRECTLY OR INDIRECTLY DISTRIBUTED OR MADE AVAILABLE TO OTHER PERSONS.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE SECURITIZATION BONDS. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.

THIS PROSPECTUS HAS NOT BEEN OR WILL NOT BE REGISTERED AS A PROSPECTUS (AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32) OF HONG KONG (“C(WUMP)O”)) IN HONG KONG NOR HAS IT BEEN APPROVED BY THE SECURITIES AND FUTURES COMMISSION OF HONG KONG PURSUANT TO THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) OF HONG KONG (“SFO”).

ACCORDINGLY: (I) THE SECURITIZATION BONDS MAY NOT BE OFFERED OR SOLD IN HONG KONG BY MEANS OF ANY DOCUMENT, OTHER THAN (A) TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO, OR (B) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A “PROSPECTUS” AS DEFINED IN THE C(WUMP)O OR WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE C(WUMP)O; AND (II) NO PERSON MAY ISSUE OR HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, WHETHER IN HONG KONG OR ELSEWHERE, ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE SECURITIZATION BONDS,

WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC OF HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO SECURITIZATION BONDS WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

THE SECURITIZATION BONDS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE FINANCIAL INSTRUMENTS AND EXCHANGE ACT OF JAPAN (ACT NO. 25 OF 1948, AS AMENDED, THE “FIEA”). NEITHER THE SECURITIZATION BONDS NOR ANY INTEREST THEREIN MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN (AS DEFINED UNDER ITEM 5, PARAGRAPH 1, ARTICLE 6 OF THE FOREIGN EXCHANGE AND FOREIGN TRADE ACT (ACT NO. 228 OF 1949, AS AMENDED)), OR TO OTHERS FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE FIEA AND ANY OTHER APPLICABLE LAWS, REGULATIONS AND MINISTERIAL GUIDELINES OF JAPAN.

THE PRIMARY OFFERING OF THE SECURITIZATION BONDS AND THE SOLICITATION OF AN OFFER FOR ACQUISITION THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER PARAGRAPH 1, ARTICLE 4 OF THE FIEA. AS IT IS A PRIMARY OFFERING, IN JAPAN, THE SECURITIZATION BONDS MAY ONLY BE OFFERED, SOLD, RESOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY TO, OR FOR THE BENEFIT OF CERTAIN QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED IN THE FIEA (“QIIS”) IN RELIANCE ON THE QIIS-ONLY PRIVATE PLACEMENT EXEMPTION AS SET FORTH IN ITEM 2(I), PARAGRAPH 3, ARTICLE 2 OF THE FIEA. A QII WHO PURCHASED OR OTHERWISE OBTAINED THE SECURITIZATION BONDS CANNOT RESELL OR OTHERWISE TRANSFER THE SECURITIZATION BONDS IN JAPAN TO ANY PERSON EXCEPT ANOTHER QII.

NOTICE TO PROSPECTIVE INVESTORS IN TAIWAN

THE OFFER OF THE SECURITIZATION BONDS HAS NOT BEEN AND WILL NOT BE REGISTERED OR FILED WITH, OR APPROVED BY, THE FINANCIAL SUPERVISORY COMMISSION OF TAIWAN AND/OR OTHER REGULATORY AUTHORITY OF TAIWAN PURSUANT TO RELEVANT SECURITIES LAWS AND REGULATIONS, AND THE SECURITIZATION BONDS MAY NOT BE OFFERED, ISSUED OR SOLD IN TAIWAN THROUGH A PUBLIC OFFERING OR IN CIRCUMSTANCES WHICH CONSTITUTE AN OFFER WITHIN THE MEANING OF THE SECURITIES AND EXCHANGE ACT OF TAIWAN THAT REQUIRES THE REGISTRATION OR FILING WITH OR APPROVAL OF THE FINANCIAL SUPERVISORY COMMISSION OF TAIWAN. THE SECURITIZATION BONDS MAY BE MADE AVAILABLE OUTSIDE TAIWAN FOR PURCHASE BY INVESTORS RESIDING IN TAIWAN (EITHER DIRECTLY OR THROUGH PROPERLY LICENSED TAIWAN INTERMEDIARIES), BUT MAY NOT BE OFFERED OR SOLD IN TAIWAN EXCEPT TO QUALIFIED INVESTORS VIA A TAIWAN LICENSED INTERMEDIARY, TO THE EXTENT PERMITTED UNDER APPLICABLE LAWS AND REGULATIONS. ANY SUBSCRIPTIONS OF SECURITIZATION BONDS SHALL ONLY BECOME EFFECTIVE UPON ACCEPTANCE BY THE ISSUING ENTITY OR THE RELEVANT DEALER OUTSIDE TAIWAN AND SHALL BE DEEMED A CONTRACT ENTERED INTO IN THE JURISDICTION OF INCORPORATION OF THE ISSUING ENTITY OR RELEVANT DEALER, AS THE CASE MAY BE, UNLESS OTHERWISE SPECIFIED IN THE SUBSCRIPTION DOCUMENTS RELATING TO THE SECURITIZATION BONDS SIGNED BY THE INVESTORS.

GLOSSARY OF DEFINED TERMS

The following definitions are used in this prospectus:

1940 Act means the Investment Company Act of 1940, as amended.

Adjustment request with regard to the securitization charges means a request filed by the servicer with the Indiana commission requesting modifications to the securitization charges.

Applicable similar law means, with regard to ERISA considerations, other applicable federal, state and local law that is similar to the provisions of Title I of ERISA and Section 4975 of the Internal Revenue Code.

Bankruptcy Code means Title 11 of the United States Code, as amended.

Basic documents means the administration agreement, the sale agreement, the servicing agreement, the indenture, the series supplement, the bill of sale given by SIGECO, as the seller, to us, the securitization bonds, and our Certificate of Formation and Limited Liability Company Agreement, in each case, as amended to the date of this prospectus.

Business day means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, Chicago, Illinois or Evansville, Indiana, are, or DTC is, required or authorized by law or executive order to remain closed.

Capital subaccount means that subaccount of the collection account into which the seller will contribute capital in an amount equal to 0.50% of the initial principal amount of the securitization bonds.

Clearstream means Clearstream Banking, Luxembourg, S.A.

Collection account means the one or more segregated trust accounts relating to the securitization bonds designated the collection account and held by the trustee under the indenture. The collection account shall initially be divided into subaccounts, which need not be separate accounts: a general subaccount, a capital subaccount and an excess funds subaccount, as specified in the series supplement.

COVID-19 means Coronavirus Disease 2019 and any mutations or variants thereof.

Depositor means SIGECO.

Direct Participants means DTC’s participants.

Dodd-Frank Act means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

DTC means The Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.

DTCC means The Depository Trust & Clearing Corporation.

EEA means the European Economic Area.

Electric Customer has the meaning given to such term in the financing order and generally means all retail consumers receiving electric service from SIGECO as of January 4, 2023 (the date of the financing order), including any retail customer of SIGECO that switches to new on-site generation after the date of the financing order, and any future retail electric customers during the term of the securitization bonds.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

EU means the European Union.

EU Securitization Regulation means EU legislation comprising Regulation (EU) 2017/2402.

Euroclear means the Euroclear System.

European Securitization Rules means the EU Securitization Regulation together with certain related regulatory technical standards, implementing technical standards and official guidance.

Excess funds subaccount means that subaccount of the collection account into which funds collected by the servicer in excess of amounts necessary to make the payments specified on a given payment date.

Exchange Act means the Securities Exchange Act of 1934, as amended.

FATCA means the Foreign Account Tax Compliance Act.

Financing order means the order issued by the Indiana commission on January 4, 2023 to SIGECO in SIGECO’s Cause No. 45722 which, among other things, governs the amount of the securitization bonds that may be issued and terms for collections of the securitization charges, as supplemented by the order issued by the Indiana commission on May 3, 2023.

General subaccount means that subaccount that will hold funds held in the collection account that are not held in the other subaccounts of the collection account.

Hired NRSRO means an NRSRO hired by SIGECO.

Indenture means the indenture to be entered into between us, the trustee and the securities intermediary, providing for the issuance of the securitization bonds, as the same may be amended and supplemented from time to time by one or more indentures supplemental thereto.

Indiana commission means the Indiana Utility Regulatory Commission.

Indiana UCC means the Uniform Commercial Code as enacted in the State of Indiana, Chapter 26-1 Ind. Code.

Indirect Participants means participants accessing the DTC system, including both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly.

Internal Revenue Code means the Internal Revenue Code of 1986, as amended.

IRS means the Internal Revenue Service of the United States.

Issuance date means the date the securitization bonds are issued and sold to the underwriters.

Issuing entity means SIGECO Securitization I, LLC.

Moody’s means Moody’s Investors Service, Inc. or any successor in interest. References to Moody’s are effective so long as Moody’s is a rating agency.

Non-bypassable refers to the right of the servicer to collect the securitization charges from all customers and customer classes of SIGECO, subject to certain limitations specified in the financing order.

NRSRO means a nationally recognized statistical rating organization.

OID means original issue discount.

Payment date means the date or dates on which interest and principal are to be payable on the securitization bonds.

Plan asset regulations means United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

Qualified costs means the net original cost of SIGECO’s facilities being retired and any associated investments, adjusted for depreciation until retirement, costs for removal or restoration of the facilities, any investment tax credits for the facility, costs of issuing, supporting, and servicing the securitization bonds, taxes for recovery of securitization charges, and costs of retiring and refunding SIGECO’s existing debt and equity securities related to the securitization bonds.

Rating agencies means Moody’s and S&P. If no such organization or successor is any longer in existence, “rating agency” shall be a NRSRO or other comparable person designated by us, written notice of which designation shall be given to the trustee, the Indiana commission and the servicer.

Rating agency condition means, with respect to any action, at least ten business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the servicer, the trustee and us that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of any tranche of the securitization bonds and that prior to the taking of the proposed action no other rating agency shall have provided written notice to us that such action has resulted or would result in the suspension, reduction or withdrawal of the then current rating of any such tranche of the securitization bonds; provided, that, if within such ten business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (i) the requesting party shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (ii) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five business days following such second request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).

Record date means the date or dates with respect to each payment date on which it is determined the person in whose name each securitization bond is registered will be paid on the respective payment date.

Regulation AB means the rules of the SEC promulgated under Subpart 229.1100—Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time.

Revenue Procedure 2005-62 means Revenue Procedure 2005-62, 2005-2 CB 507.

Sale agreement means the sale agreement to be entered into between us and SIGECO, pursuant to which SIGECO sells and we purchase the securitization property.

SEC means the U.S. Securities and Exchange Commission.

Securities Intermediary means U.S. Bank National Association or any successor securities intermediary under the indenture.

Securitization Act means Senate Enrolled Act 386 (2021), codified at Ind. Code chapter 8-1-40.5.

Securitization bonds means the Series 2023-A Senior Secured Securitization Bonds offered pursuant to this prospectus.

Securitization bondholders means the holders of the securitization bonds.

Securitization charges means the non-bypassable amounts authorized by the Indiana commission in the financing order to allow for the full recovery of qualified costs by SIGECO, that are collected from all electric customers, that are charged for the use or availability of electric services, and that are collected by SIGECO or its successors or assignees, or a collection agent.

Securitization property means all of SIGECO’s or its successor’s rights and interest under the financing order (including, without limitation, (i) the right to impose, collect, and receive securitization charges approved in the financing order in an amount necessary to provide for the full recovery of all qualified costs, (ii) the right under the financing order to obtain periodic adjustments of securitization charges, and (iii) all revenue, collections, payments, money, and proceeds arising out of the foregoing rights and interests) under the financing order, except that securitization property does not include the rights of SIGECO to earn and receive a rate of return on its invested capital in us, to receive administration and servicer fees, or to use SIGECO’s proceeds from the sale of the securitization property to us.

Seller means SIGECO.

Servicer means SIGECO, acting as the initial servicer, and any successor or assignee servicer, which will service the securitization property under the servicing agreement.

Servicer business day means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, Chicago, Illinois or Evansville, Indiana are required or authorized by law or executive order to remain closed, on which the servicer maintains normal office hours and conducts business.

Servicing agreement means the servicing agreement to be entered into between us and SIGECO, as the same may be amended and supplemented from time to time, pursuant to which SIGECO, as the initial servicer, undertakes to service the securitization property.

Sponsor means SIGECO.

S&P means S&P Global Ratings or any successor in interest. References to S&P are effective so long as S&P is a rating agency.

Terms and Conditions with regard to Euroclear means the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law.

Treasury Regulations means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.

True-up mechanism means a provision required by the financing order whereby the servicer will apply to the Indiana commission for adjustments to the securitization charges based on actual collected securitization charges and updated assumptions by the servicer as to future collections of securitization charges.

Trust Indenture Act means the Trust Indenture Act of 1939, as amended.

Trustee means U.S. Bank Trust Company, National Association or any successor trustee under the indenture.

UCC means the Uniform Commercial Code.

Unsolicited Ratings means ratings on the securitization bonds issued by an NRSRO other than the hired NRSRO.

$341,450,000 Series 2023-A Senior Secured

Securitization Bonds

Southern Indiana Gas and Electric Company Sponsor, Depositor and Initial Servicer

SIGECO Securitization I, LLC

Issuing Entity

Barclays	Citigroup

Structuring advisor and joint bookrunner	Joint bookrunner

Through and including                     , 2023 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information not Required in Prospectus

Item 12.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$38,583.78
Printing expenses	$75,000.00
Trustee fees and expenses	$16,000.00
Legal fees and expenses	$2,600,000.00
Accounting fees and expenses	$190,000.00
Rating Agencies’ fees and expenses	$463,915.63
Miscellaneous fees and expenses	$16,500.59

Total	$3,400,000.00

Item 13.	Indemnification of Directors and Officers

SIGECO SECURITIZATION I, LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may and has the power to indemnify and hold harmless any member, manager, or other person from and against any and all claims and demands whatsoever. The LLC Agreement provides that we shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Issuing Entity) by reason of the fact that he or she is or was a director, manager, officer, employee or agent of us, or is or was serving at the request of us as a manager, director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against any and all losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or in enforcing such person’s right to indemnification hereunder, in each case, actually and reasonably incurred by such person, if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of us, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; provided that such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person’s fraud, gross negligence or willful misconduct. The LLC Agreement provides that expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the manager, director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized in the LLC Agreement.

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

SIGECO Indemnification Provisions

The Amended and Restated Articles of Incorporation of SIGECO, as amended (the “SIGECO Articles”) provide that SIGECO will indemnify any individual who is or was a director or officer of SIGECO, or is or was serving at the request of SIGECO as a director, officer, partner or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise whether or not for profit, against liability and expenses, including attorneys’ fees, incurred by him or her in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, in which he or she is made or threatened to be made a party by reason of being or having been in any such capacity, or arising out of his or her status as such, except (i) in the case of any action, suit, or proceeding terminated by judgment, order, or conviction, in relation to matters as to which he or she is adjudged to have breached or failed to perform the duties of his or her office and the breach or failure to perform constituted willful misconduct or recklessness; and (ii) in any other situation, in relation to matters as to which it is found by a majority of a committee composed of all directors not involved in the matter in controversy (whether or not a quorum) that he or she breached or failed to perform the duties of his or her office and the breach or failure to perform constituted willful misconduct or recklessness. SIGECO may pay for or reimburse reasonable expenses incurred by a director or officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon receipt of (i) a written affirmation of the director’s or officer’s good faith belief that such director or officer has met the standard of conduct prescribed by Indiana law; and (ii) an undertaking of the director or officer to repay the amount paid by SIGECO if it is ultimately determined that he or she is not entitled to indemnification by SIGECO.

The SIGECO Articles provide that the indemnification rights described above are in addition to any other indemnification rights a person may have under Indiana law.

Indiana Business Corporation Law Provision

Section 23-1-37-9 of the Indiana Business Corporation Law (the “IBCL”) provides for “mandatory indemnification,” unless limited by the articles, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 23-1-37-10 of the IBCL states that a corporation may, in advance of the final disposition of a proceeding, pay for or reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director’s good faith belief that he or she acted in good faith and reasonably believed his or her actions were in the best interest of the corporation (or if the actions are not in an official capacity, the actions were not opposed to the best interests of the corporation) if the proceeding is a civil proceeding. If the proceeding is criminal, the director must furnish a written affirmation that he or she had reasonable cause to believe he or she was acting lawfully or the director or officer had no reason to believe the action was unlawful. The director must undertake to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct required by the IBCL. In addition, those making the decision to reimburse the director must determine that the facts then known would not preclude indemnification under the IBCL.

The IBCL permits a corporation to grant indemnification rights in addition to those provided by statute, limited only by the fiduciary duties of the directors approving the indemnification and public policies of the State of Indiana.

SIGECO provides liability insurance for its directors and officers which provides for coverage against loss from claims made against officers and directors in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

It is recognized that the above-summarized provisions of the SIGECO Articles, the indemnification agreements and the applicable provisions of the IBCL are qualified by the actual terms of such articles, agreement and act and may be sufficiently broad to indemnify officers, directors and controlling persons of SIGECO against liabilities arising under such act.

Item 14.	Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement

3.1	Certificate of Formation of SIGECO Securitization I, LLC*

3.2	Limited Liability Company Agreement of SIGECO Securitization I, LLC*

3.3	Form of Amended and Restated Limited Liability Company Agreement of SIGECO Securitization I, LLC

4.1	Form of Indenture between SIGECO Securitization I, LLC, the Trustee and the Securities Intermediary (including the forms of the securitization bonds and form of Series Supplement)

5.1	Opinion of Baker Botts L.L.P. with respect to legality

8.1	Opinion of Baker Botts L.L.P. with respect to federal tax matters

10.1	Form of Securitization Property Servicing Agreement between SIGECO Securitization I, LLC and SIGECO, as Servicer

10.2	Form of Securitization Property Purchase and Sale Agreement between SIGECO Securitization I, LLC and SIGECO, as Seller

10.3	Form of Administration Agreement between SIGECO Securitization I, LLC and SIGECO, as Administrator

10.4	Services and Indemnity Agreement by and among Kevin J. Corrigan, the independent manager of SIGECO Securitization I, LLC, and SIGECO

23.1	Consent of Baker Botts L.L.P. (included as part of its opinions filed as Exhibits 5.1 and 8.1)

24.1	Power of Attorney of SIGECO Securitization I, LLC*

24.2	Power of Attorney of SIGECO*

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association

99.1	Financing Order of the Indiana Commission*

99.2	Extension Order of the Indiana Commission

99.3	Form of Opinion of Baker Botts L.L.P. with respect to U.S. constitutional matters

99.4	Form of Opinion of Barnes & Thornburg LLP with respect to Indiana constitutional matters

99.5	Consent of Manager Nominee

107	Filing Fee Table*

*	Previously filed.

Item 15.	Undertakings

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Evansville, State of Indiana, on the 15th day of May, 2023.

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

/s/ Jason P. Wells Jason P. Wells President and Director (Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jason P. Wells Jason P. Wells	President and Director (Principal Executive Officer and Principal Financial Officer)	May 15, 2023

* Kara Gostenhofer Ryan	Vice President (Principal Accounting Officer)	May 15, 2023

* Richard C. Leger	Director	May 15, 2023

/s/ Heather A. Watts Heather A. Watts	Vice President and Director	May 15, 2023

*By: /s/ Jason P. Wells Jason P. Wells		May 15, 2023
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Evansville, State of Indiana, on the 15th day of May, 2023.

SIGECO SECURITIZATION I, LLC

By:	/s/ Jason P. Wells Jason P. Wells President and Manager

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following person in the capacity and on the date indicated.

Signature	Title	Date

Managers:

* Jacqueline M. Richert	Vice President and Manager	May 15, 2023

* Kara Gostenhofer Ryan	Vice President & Chief Accounting Officer and Manager	May 15, 2023

/s/ Jason P. Wells Jason P. Wells	President and Manager	May 15, 2023

*By: /s/ Jason P. Wells Jason P. Wells		May 15, 2023
Attorney-in-fact